Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

29 September 2005

To: Australian Stock Exchange Lin
Companies Announcements P
20 Bridge Street
Sydney NSW 2000

ANNUAL REPORT – FINANCIAL STATEMENTS

Attached is a copy of the company's Financial Statements for the year ended 30 June 2005 that will be dispatched to shareholders on Thursday 13 October 2005.

The Concise Annual Report and the Financial Statements will be available for download from the company's website at **www.tabcorp.com.au**


Match fit
Tabcorp
Financial Statements 2005

Contents

Tabcorp Holdings Limited ACN 063 780 709

Directors' report

The Board of Directors of Tabcorp Holdings Limited has pleasure in submitting its report and the statement of financial position of the company and the economic entity in respect of the financial year ended 30 June 2005, and the related statement of financial performance and statement of cash flows for the year then ended.

Directors

The names and details of the company's Directors in office during the financial year and until the date of this report (except as otherwise stated) are set out below.

M.B. Robinson AO
Chairman and Non-Executive Director since June 1994

Michael Robinson was a Partner of the law firm Allens Arthur Robinson until his retirement on 31 December 2003. Mr Robinson remains a consultant to the firm. He was the Senior Partner of Arthur Robinson and Hedderwicks from 1996 to 2001 and was its Managing Partner from 1980 to 1988. Mr Robinson is a Trustee of the Epworth Medical Foundation and a Director of the Asia Society AustralAsia Centre, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the Tabcorp Nomination Committee and is a member of the Tabcorp Audit, Remuneration and Compliance Committees.

M.J. Slatter
Managing Director and Chief Executive Officer since October 2002

Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Financial Officer and Director of AXA Asia Pacific and has over 20 years' experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and the National Bank of New Zealand. Mr Slatter is also Chairman of the Australian Gaming Council.

A.G. Hodgson
Deputy Chairman and Non-Executive Director since June 1994

Tony Hodgson was the co-founder, and former Senior Partner, of the chartered accounting firm Ferrier Hodgson. Mr Hodgson is a Director of Coles Myer Ltd, HSBC Bank Australia Limited and Collins Associates Ltd. He is also a member of the Advisory Board at Visy Industrial Packaging Holdings Limited. Mr Hodgson is Chairman of the Tabcorp Audit Committee and a member of the Tabcorp Nomination Committee.

P.J. Dwyer
Non-Executive Director since August 2005

Paula Dwyer is a Director of Promina Group Limited, David Jones Limited, Babcock and Brown Japan Property Management Limited, and Alpha Investment Management Company. In the not-for-profit sector, she is a Director of CCI Investment Management Limited and the Baker Heart Research Institute. Ms Dwyer is a former member of the Victorian Casino and Gaming Authority and of the Victorian Gaming Commission from 1993-1995. Ms Dwyer is a member of the Tabcorp Audit Committee and a member of the Tabcorp Nomination Committee.

P.G. Satre
Non-Executive Director since June 2000

Phil Satre was Chairman of Harrah's Entertainment, Inc., one of the world's largest gambling companies, from January 1997 to December 2004. Mr Satre is a Director of the National Centre for Responsible Gaming, Sierra Pacific Resources and Rite Aid Corporation, and a member of the Board of Trustees of Stanford University.

J.D. Story
Non-Executive Director since January 2004

John Story was previously a Director of Jupiters Limited. He is a Solicitor of the Supreme Court of Queensland and is non-executive Chairman of the Board of Corrs Chambers Westgarth, having been a Partner practising in the areas of corporate and commercial law for over 30 years. Mr Story is also Chairman of Suncorp Metway Limited and a Director of CSR Limited. He is a Director of the Australian Institute of Company Directors and is President of the Institute's Queensland Council. He is a member of the Tabcorp Audit and Compliance Committees.

R.F.E. Warburton AO
Non-Executive Director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited, Tandou Ltd and the Board of Taxation. Mr Warburton is also a Director of Nufarm Limited and Citibank Pty Ltd. He is International Chairman of the Commonwealth Study Conference, a Director of the Garvan Research Foundation and an Honorary Trustee of the Committee for Economic Development of Australia (CEDA). He is Chairman of the Tabcorp Remuneration Committee and a member of the Tabcorp Nomination Committee.

L.J. Willett AO
Non-Executive Director since January 2004

Lawrence Willett was previously Chairman of Jupiters Limited. He has wide experience in business and industry as well as public administration. He is a past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited, Commonwealth Club Limited and Sustainable Tourism Holdings Limited. Mr Willett is also Chancellor of Charles Sturt University. He is a member of the Tabcorp Remuneration Committee.

W.V. Wilson
Non-Executive Director since June 1994

Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978, where he became the Executive Director responsible for all betting and lottery activity in 1980. He retired from the Club in January 1994. Mr Wilson is a Partner in the Pier Hotel at Glenelg and the Royal Hotel at Kent Town, both located in South Australia. He is Chairman of the Tabcorp Compliance Committee.

Directors' report (continued)

Directorships of Other Listed Companies

The following table shows for each director all directorships of other companies that were listed on the Australian Stock Exchange or other financial markets operating in Australia, other than Tabcorp Holdings Limited, since 1 July 2002, and the period for which each directorship has been held.

Director	Listed company	Period directorship held
M.B. Robinson	Gandel Retail Trust[1]	December 1993 to November 2002
	Clough Limited	January 2002 to present
	Tab Limited[2]	July 2004 to September 2004
M.J. Slatter	AXA Asia Pacific Holdings Limited	July 2000 to July 2002
	Jupiters Limited[3]	November 2003 to present
	Tab Limited[2]	July 2004 to present
A.G. Hodgson	Coles Myer Limited	July 2003 to present
	RMG Limited	June 2000 to October 2002
	Tab Limited[2]	July 2004 to October 2004
P.J. Dwyer	David Jones Limited	November 2003 to present
	Promina Group Limited	February 2003 to present
P.G. Satre	None	
J.D. Story	Australian Magnesium Corporation Limited	November 2001 to May 2005
	CSR Limited	April 2003 to present
	Jupiters Limited[3]	April 1991 to November 2003
	Suncorp-Metway Limited	January 1995 to present
R.F.E. Warburton	AurionGold Limited	February 1995 to October 2002
	Caltex Australia Limited	July 1999 to present
	David Jones Limited	October 1995 to July 2003
	Nufarm Limited	October 1993 to present
	Southcorp Limited	June 1993 to October 2003
	Tandou Limited	April 2004 to present
L.J. Willett	Jupiters Limited[3]	April 1988 to November 2003
W.V. Wilson	None	

(1) In November 2002 Mr M.B. Robinson ceased being a Director of Gandel Management Limited, which was the company responsible for managing the Gandel Retail Trust. The Gandel Retail Trust was first listed on the Australian Stock Exchange (ASX) in April 1994.

(2) Tabcorp gained management control of Tab Limited in July 2004 pursuant to a takeover offer. Tab Limited was removed from the official list of the ASX in August 2004 following Tabcorp's acquisition of all its shares. Mr M.J. Slatter continues to be a Director of this company.

(3) Messrs J.D. Story and L.J. Willett were Directors of Jupiters Limited, which was listed on the ASX until December 2003, when it was removed following Tabcorp's acquisition of all its shares. Mr M.J. Slatter continues to be a Director of Jupiters Limited.

Changes to the Board's Composition

Ms P.J. Dwyer became a non-executive Director on 30 August 2005 following the receipt of all necessary regulatory approvals. All other Directors held their position as a Director throughout the entire financial year and continue to hold that position at the date of this report.

Company Secretary

K. Willcock

Kerry Willcock assumed the responsibilities of Company Secretary following her appointment as Executive General Manager – Corporate and Legal in February 2005. Ms Willcock was officially appointed as Company Secretary in June 2005 following receipt of all necessary regulatory approvals. She holds a Bachelor of Arts and a Bachelor of Laws, and is a qualified mediator. Ms Willcock has extensive commercial, legal, litigation and government relations experience having worked with Arthur Robinson and Hedderwicks, Clayton Utz and, most recently, the Australian Postal Corporation, where she held the position of General Counsel.

P.H. Caillard

Following his appointment as Chief Executive of Tabcorp's Media Division, Peter Caillard ceased being the Company Secretary. Mr Caillard was the Company Secretary for over six years. He is a Fellow of the Chartered Institute of Company Secretaries, holds honours and masters degrees in law, and has a number of years experience as company secretary/legal counsel of publicly listed companies. Mr Caillard is a Fellow of the Williamson Leadership Program, a member of the Australian Institute of Company Directors, a former Director of the Law Institute of Victoria, and a former Victorian President of the Australian Corporate Lawyers Association.

Principal Activities

The principal activities of the economic entity during the financial year comprised the provision of leisure and entertainment services (particularly in relation to gambling and hospitality). The principal activities remain unchanged from the previous year, except as disclosed elsewhere in this report.

Financial Results

Consolidated profit after income tax of the economic entity for the financial year was $368.8 million which was 18.6% above the previous financial year.

The economic entity generated profit before interest, taxation and amortisation of goodwill of $903.2 million, which was 43.4% above the previous financial year.

It generated operating revenue of $3,760.6 million, which was 52.7% above the operating revenue achieved in the previous financial year.

Earnings Per Share

Basic earnings per share for the period were 71.4 cents, down 8.0% on the previous corresponding period.

Basic earnings per share pre-amortisation of goodwill for the period were 102.3 cents, an increase of 10.6% on the previous corresponding period.

Diluted earnings per share for the period were 71.2 cents, down 8.2% on the previous corresponding period.

Earnings per share is disclosed in Note 6 of the Financial Statements.

Dividends

A final dividend of 41 cents per ordinary share has been declared, an increase of five cents on the previous final dividend and one cent above the previous interim dividend. The dividend will be fully franked and payable on 13 October 2005 to shareholders registered on the books at 8 September 2005. This takes the full year dividend to 81 cents, an increase of 10 cents on the previous financial year.

The following dividends (including special dividends) have been paid, declared or recommended since the end of the preceding financial year by the parent entity:

	$ million
Final fully franked dividend for 2004 of 36 cents per share on ordinary shares as declared by the Directors on 26 August 2004 with a record date of 7 September 2004 and payable on 11 October 2004.	185.1
Interim fully franked dividend for 2005 of 40 cents per share on ordinary shares as declared by the Directors on 24 February 2005 with a record date of 7 March 2005 and payable on 13 April 2005.	208.2
Final fully franked dividend for 2005 of 41 cents per share on ordinary shares as declared by the Directors on 30 August 2005 with a record date of 8 September 2005 and payable on 13 October 2005.	214.8

Further information regarding dividends may be found in Note 3 of the Concise Financial Report or Note 5 of the Financial Statements.

Review of Operations

The economic entity achieved profit after tax for the year of $368.8 million which was 18.6% above last year. During the year the economic entity's total operating revenue increased by 52.7% to $3,760.6 million.

Casinos Division

The company operates four hotel and casino properties, Star City in Sydney, Conrad Jupiters on the Gold Coast, Conrad Treasury in Brisbane and Jupiters Townsville. The company manages the Gold Coast Convention and Exhibition Centre and has an interest in the Townsville Entertainment and Convention Centre.

The Casinos division achieved profit before interest, taxation and amortisation of goodwill of $393.8 million, which was 22.6% above the previous financial year. The Casinos division's total operating revenue increased by 19.7% to $1,272.0 million.

The previous full year result to 30 June 2004 included only eight months of operations from the Jupiters Brisbane, Gold Coast and Townsville hotel and casino properties, and the Gold Coast Convention and Exhibition Centre, and Townsville Entertainment and Convention Centre, because Tabcorp acquired these operations pursuant to the merger with Jupiters Limited in November 2003.

Wagering Division

Tabcorp conducts wagering activities in a network of agencies, hotels and clubs throughout Victoria and New South Wales, and provides on-course totalizators at metropolitan and country race meetings. In addition, totalizator and fixed odds betting is offered on sporting and other events. This is the first year in which the company's results include the wagering activities of New South Wales, which were acquired by Tabcorp in July 2004 pursuant to its takeover of Tab Limited.

The Wagering division achieved profit before interest, taxation and amortisation of goodwill of $199.0 million, which was 168.6% above the previous financial year. The Wagering division's total operating revenue increased by 195.8% to $1,319.8 million.

The Wagering division's result for the previous year included contributions from Keno and Jupiters International, which for this year are included in the Gaming division's result. The result for that year has been restated to exclude these operations.

Gaming and Network Games Division

In Victoria, Tabcorp owns and operates electronic gaming machines (EGMs) in licensed hotels and clubs under the Tabaret brand, as well as operating Club Keno games through a joint venture arrangement.

Directors' report (continued)

The Gaming division achieved profit before interest, taxation and amortisation of goodwill of $260.8 million, which was 13.7% above the previous financial year. The Gaming division's total operating revenue increased by 10.3% to $1,029.5 million.

Following the acquisition of Jupiters Limited in November 2003, the Gaming division includes New South Wales Keno, Queensland Keno, Queensland gaming machine monitoring and Jupiters International.

The result for this year has been restated to include the contributions from Keno and Jupiters International, which were previously included in the Wagering division's result.

As a result of the sale of the Queensland gaming machine monitoring business in December 2004, this year's result only includes six month's contribution from that business.

Media Division

The Media division incorporates specialist radio and television operations focused on the racing industry and other sporting activities, which include: Sky Channel, the national commercial satellite racing broadcaster; the Sky Radio Network, with 2KY in Sydney and narrowcast stations throughout New South Wales; and other domestic and international services.

The Media division achieved profit before interest, taxation and amortisation of goodwill of $37.1 million. This is the first year in which the Media division has been included in Tabcorp's financial results, following the acquisition of Tab Limited in July 2004.

Significant Changes in the State of Affairs

On 23 February 2004, Tabcorp announced an off-market takeover bid for Tab Limited, the New South Wales based wagering, gaming and media company. On 5 July 2004, Tabcorp unconditionally acquired more than 50% of the issued share capital of Tab Limited and management control passed at this date. Tabcorp's offer to acquire all of the shares in Tab Limited closed on 13 August 2004 and all outstanding shares were acquired compulsorily on 20 September 2004. The operations of Tab Limited are being integrated with those of Tabcorp, and this integration will continue during the 2005/6 financial year.

On 18 November 2004, Tabcorp assumed day to day control of the management of the Jupiters Gold Coast and Brisbane hotel and casino properties from BI Gaming.

On 23 December 2004, Tabcorp divested the AWA Information Technology desktop and network services business, along with AWA's external gaming and wagering services businesses, and the AWA royalty stream, which were acquired by the Tabcorp group following the merger with Jupiters Limited.

On 31 December 2004, Tabcorp sold its Queensland centralised monitoring system business and progressive jackpot services business, and the associated field services and logistics business relating to the maintenance of gaming machines involved in the Queensland monitoring business, as well as the group's New South Wales gaming business, comprising the group's centralised monitoring system business and statewide linked jackpot game business. Tabcorp acquired these businesses as a result of its merger with Jupiters Limited and takeover of Tab Limited.

The economic entity now operates diversified businesses across the east coast of Australia and is well positioned for future growth. The company has consolidated its position as one of the world's premier gambling and entertainment companies.

During the year, ThoroughVisioN Pty Ltd, a media company owned by the Australian Jockey Club, Sydney Turf Club, Victoria Racing Club, Melbourne Racing Club, Moonee Valley Racing Club and Victorian country racing, secured the exclusive broadcast rights to thoroughbred racing held by these racing bodies. These rights were formerly held by Sky Channel. There is no significant financial impact to Sky Channel.

There were no significant changes in the state of affairs of the economic entity that occurred during the year other than as set out in this Directors' Report.

Business Strategies

Tabcorp continued with its key business strategies throughout the year, including continuous focus on delivering compelling products and improved services for the enjoyment of all customers.

Tabcorp continued the integration of Jupiters' businesses following its successful merger with Jupiters Limited in November 2003. As at 30 June 2005, the Jupiters integration was substantially complete.

Tabcorp's takeover of Tab Limited was concluded during the financial year and the integration of Tab's businesses has continued throughout the year. Integration of Tab's businesses will continue during the 2005/6 financial year.

During the year, the company submitted a request for concept proposal to the Singapore Government to develop a fully integrated entertainment resort in Singapore. Tabcorp's proposal for an "iconic" integrated resort includes super-luxury and luxury hotels, casino, convention space, leading restaurants, premium retail outlets and world-class stage shows. Tabcorp will continue to pursue this opportunity during the 2005/6 financial year.

Significant Events after Reporting Date

In June 2005, Tabcorp entered into a joint venture arrangement for the purpose of providing systems and support services to the lottery market in the People's Republic of China (PRC). Tabcorp has a 67% interest in the joint venture. In July 2005, Tabcorp entered into a Technical Cooperation Agreement (TCA) with Beijing Lottery Online Technology Co., Ltd. (CLO). The TCA is subject to a number of conditions precedent, including approval by the appropriate regulatory bodies in the PRC. The TCA provides a framework for Tabcorp to provide software, equipment (including terminals) and technical services to CLO for a 10-year term and provides for CLO to commercialise Keno in the PRC. Tabcorp anticipates that CLO will commence roll out of the Keno terminals in the third quarter of the 2006 financial year.

Further details relating to this joint venture are available in Tabcorp's announcement to the Australian Stock Exchange dated 25 July 2005.

No other matters or circumstances have arisen since the end of the financial year which are not otherwise dealt with in this report or in the Financial Statements, that have significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

Likely Developments and Expected Results

The economic entity will continue with the strategies in the year under review, as set out in this report.

The Directors have excluded from this report any further information on the likely developments in the operations of the economic entity and the expected results of those operations in future financial years, as the Directors have reasonable grounds to believe that to include such information will be likely to result in unreasonable prejudice to the economic entity.

Auditors

Tabcorp's external auditor is Ernst & Young and its internal auditor is KPMG. More information relating to the auditors can be found in the Corporate Governance statement of the Concise Annual Report.

Directors' Interests in Contracts

The Directors of the economic entity, or their Director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the Director or Director-related entity at arm's length in similar circumstances. These transactions are described in further detail in Note 37 of the Financial Statements.

Environmental Regulation and Performance

The consolidated entity's environmental obligations and waste discharge quotas are regulated under both state and federal laws. The consolidated entity has a record of complying with, and in most cases exceeding, its environment performance obligations.

No environmental breaches have been notified to the economic entity by any government agency.

The environmental performance obligations for the Casinos division are overseen by an Executive Environmental Committee and are subject from time to time to government review.

Each hotel and casino property has environmental management plans and procedures representing best practice standards, which assist in maintaining high levels of environmental regulation and performance.

Risk Management

The group is committed to prudently managing its risks and those associated with its operations. Overviews of the company's risk management processes and internal control framework are disclosed in the Corporate Governance statement of the Concise Annual Report.

The group's risk management processes were expanded during the year to include the operations at the Jupiters Gold Coast and Brisbane hotel and casino properties since 18 November 2004 and for the Tab Limited operations since 5 July 2004. This is a result of Tabcorp assuming day to day control of the management of the hotel and casino properties from BI Gaming and of the Tab operations of Tab Limited on these dates.

Indemnification and Insurance of Directors and Officers

Tabcorp has entered into insurance contracts, which indemnify Directors and Officers of the company and its controlled entities against liabilities. In accordance with normal commercial practices, under the terms of the insurance contracts, the nature of the liabilities insured against and the amount of premiums paid are confidential.

Tax Consolidation

Effective 1 July 2002, Tabcorp Holdings Limited and its 100% owned subsidiaries formed an income tax consolidation group. Members of the group entered into a tax sharing arrangement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. This group was joined by the Jupiters Limited and its 100% controlled entities on 13 November 2003, when 100% control was attained, and by the Tab Limited group entities when 100% control was attained on 20 September 2004. Further details are available in Note 4 of the Financial Statements.

Corporate Governance

The Directors of Tabcorp Holdings Limited support and adhere to the principles of corporate governance, recognising the need for the highest standard of corporate behaviour and accountability. A review of the company's corporate governance practices was undertaken during the year. As a result, new practices were adopted and existing practices optimised to reflect industry best practice. The Corporate Governance statement is contained in the Concise Annual Report, which is also available under the Corporate Governance section of the company's website.

Directors' report (continued)

Directors' Interests

At the date of this report, the relevant interests of the Directors in the shares, options or other instruments of the companies within the economic entity, as notified by the Directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act 2001, are:

Name	Tabcorp Holdings Limited Ordinary Shares	Options	Performance Options	Share Rights	Deferred Shares
M.B. Robinson	45,565	-	-	-	-
M.J. Slatter	1,000,000[1]	2,000,000[2]	660,042[3]	29,943[3]	40,440[4]
A.G. Hodgson	100,049	-	-	-	-
P.J. Dwyer[5]	5,000	-	-	-	-
P.G. Satre	8,000	-	-	-	-
J.D. Story	8,149	-	-	-	-
R.F.E. Warburton	23,456	-	-	-	-
L.J. Willett	2,755	-	-	-	-
W.V. Wilson	50,000	-	-	-	-

(1) Upon commencement of his employment Mr M.J. Slatter was provided with a loan to acquire 500,000 ordinary shares on the terms and conditions set out in the rules of the Tabcorp Senior Executive Long Term Incentive Plan previously approved by shareholders. On 27 August 2004, Mr M.J. Slatter exercised 500,000 options (refer note 2 below), for which he received 500,000 shares.

(2) Upon commencement of his employment Mr M.J. Slatter was issued 2,500,000 options with an exercise price of $12.61 per share. 1,000,000 of these options will vest only if certain annual and cumulative benchmarks are achieved, of which 50,000 had already vested at 30 June 2005. Further details relating to these options are contained in the Remuneration Report. The remaining 1,500,000 options, which expire on 7 October 2005, vested immediately and of these Mr M.J. Slatter exercised 500,000 options on 27 August 2004.

(3) During the financial year Mr M.J. Slatter was issued 307,693 performance options with an exercise price of $14.54 and 13,947 share rights with a nil exercise price pursuant to the company's Long Term Performance Plan. Mr M.J. Slatter previously held 352,349 performance options with an exercise price of $11.23 per share and 15,996 share rights with a nil exercise price pursuant to the company's Long Term Performance Plan. Refer to the Remuneration Report for further details.

(4) During the financial year Mr M.J. Slatter was issued 40,440 ordinary shares at a price of $14.54 pursuant to the company's Deferred Share Plan. Refer to the Remuneration Report for further details.

(5) Ms P.J. Dwyer became a non-executive Director on 30 August 2005, following the receipt of all necessary regulatory approvals.

Non-executive directors have interests in Tabcorp shares, which are held directly, unless otherwise stated as follows:

- Mr M.B. Robinson has an indirect interest in 35,000 ordinary shares held by Allens Arthur Robinson Partners Superannuation Fund Pty Ltd.
- Mr A.G. Hodgson has an indirect interest in 99,000 ordinary shares held by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary.
- Mr P.G. Satre has an indirect interest in 4,000 ordinary shares held by trustees of the Satre Family Revocable Trust in the United States of America.
- Mr J.D. Story has an indirect interest in 5,015 ordinary shares held by Storfield Pty Ltd as trustee for the Story Superannuation Fund.
- Mr R.F.E Warburton has an indirect interest in 23,456 ordinary shares held by Teampass Pty Ltd, a family trust.
- Ms P.J. Dwyer has an indirect interest in 5,000 ordinary shares held by Roble Pty Ltd, as trustee for the Happell Family Trust.

The details of the functions and memberships of the Committees of the Board are set out in the Corporate Governance statement of the Concise Annual Report.

Rounding of Amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that Class Order, amounts in the Financial Statements and the Directors' Report have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

Auditor Independence and Declaration

Attached is a copy of the auditor's independence declaration provided under section 307C of the Corporations Act 2001 in relation to the audit for the year ended 30 June 2005. This auditor's declaration forms part of this Directors' Report.

Board Meeting Attendance

During the year in review the company held 12 meetings of the Board of Directors. The attendance of the Directors at meetings of the Board and its Committees were:

	Board of Directors		Audit Committee		Compliance Committee		Nomination Committee		Remuneration Committee	
Name	A	B	A	B	A	B	A	B	A	B
M.B. Robinson	12	12	4	4	2	2	4	4	4	4
M.J. Slatter[(1)]	12	12	4	4	2	2	4	4	4	4
A.G. Hodgson	10	12	4	4	-	-	3	4	-	-
P.J. Dwyer[(2)]	2	-	1	-	-	-	1	-	-	-
P.G. Satre	12	12	-	-	-	-	-	-	-	-
J.D. Story	12	12	4	4	2	2	-	-	-	-
R.F.E. Warburton	11	12	-	-	-	-	4	4	4	4
L.J. Willett	12	12	-	-	-	-	-	-	4	4
W.V. Wilson	12	12	-	-	2	2	-	-	-	-

A – Number of meetings attended
B – Maximum number of possible meetings available for attendance

(1) Mr M.J. Slatter attended meetings of Committees as stated above, but was not a member of the Committees and therefore was not required to attend these meetings.

(2) Ms P.J. Dwyer became a non-executive Director on 30 August 2005 following the receipt of all necessary regulatory approvals. Therefore during the year in review she attended the meetings indicated above as an observer only, but she was not required to attend these meetings and could not vote on any matter.

Non-Statutory Audit Services

Ernst & Young, the external auditors to the company and the group, provided the following non-statutory audit related services to the company during the financial year ended 30 June 2005. The Directors are satisfied that the provision of non-statutory audit services during this period was compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-statutory audit service provided means that auditor independence was not compromised. These statements are made in accordance with advice provided by the company's Board Audit Committee.

The company's Board Audit Committee reviews the activities of the independent external auditor and reviews the auditor's performance on an annual basis. The Chairman of the Audit Committee must approve all non-statutory audit related work to be undertaken by the auditors (if any). Further details relating to the Audit Committee and the engagement of auditors are available in the Corporate Governance statement contained in this Concise Annual Report.

Ernst & Young, acting as the company's external auditors, received or are due to receive the following amounts in relation to the provision of non-statutory audit services to the company:

Description of services	$'000
Other assurance services	480
Regulatory services	124
Other services	9
Total of all non-statutory audit services	613

Amounts paid or payable by the company for audit and non-statutory audit related services are disclosed in Note 3 of the Financial Statements.

Directors' report (continued)

Remuneration Report

Remuneration Philosophy

Tabcorp's performance is highly leveraged on the skills and capabilities of its Directors and executives. To sustain a high performance environment, Tabcorp's reward strategy aligns its reward policy with market best practice to attract both high calibre national and international candidates, and to retain these people to create value for shareholders.

To support this retention strategy, a reward structure for the Executive Committee (those executives reporting directly to the Managing Director and Chief Executive Officer, including the Company Secretary) was implemented during 2003 and the associated plans to acquire shares, options and rights were approved by shareholders at the 2003 annual general meeting. This structure provides for a mix of fixed and variable remuneration and links remuneration to individual and company performance. The structure is reviewed annually.

During 2004, this remuneration structure was extended further to executives who report to members of the Executive Committee. The parameters for the reward philosophy are reviewed annually by the Board Remuneration Committee to ensure alignment with shareholder interests and to ensure the quantitative and qualitative benchmarks, against which performance is measured, are aligned with market best practice.

Board Remuneration Committee

The Board Remuneration Committee is responsible for:

- establishing and maintaining appropriate remuneration policies and practices that apply to the Tabcorp group;
- reviewing from time to time, and recommending to the Board, the remuneration of the Chairman and non-executive Directors;
- reviewing and recommending to the Board the remuneration of the Managing Director and Chief Executive Officer;
- reviewing and approving remuneration of executives reporting to the Managing Director and Chief Executive Officer;
- reviewing and recommending to the Board terms and conditions of any incentive plans including employee and/or executive option and share plans;
- reviewing and approving participation of executives in option and share plans or other incentive plans; and
- agreeing benchmarks against which annual salary reviews are to be made.

To assist the Board Remuneration Committee in its role, independent advice is sought directly from external consultants, including Egan Associates, Hewitt Associates Pty Ltd and the Hay Group. This advice relates to job roles and responsibilities, organisational structures, remuneration strategies, levels of remuneration, and industry best practice for organisations that are comparable to Tabcorp in size, complexity, geographic spread and in similar industries. In determining remuneration policies and practices to apply to the Tabcorp group, the Board Remuneration Committee also considers Tabcorp's strategic positioning as the most diversified entertainment and gambling group in Australia and recognition of international opportunities with joint venture partners.

Non-Executive Director Remuneration

Objective

The Board seeks to set aggregate remuneration levels that provide Tabcorp with the ability to attract and retain Directors of the highest calibre. The amount of Directors' fees also recognises the obligations placed on Directors by the significant level of compliance and other regulation of the activities of the Tabcorp group, and the liabilities imposed on Directors.

Structure

The annual aggregate remuneration of non-executive Directors is approved from time to time at a general meeting of shareholders. At the annual general meeting held on 30 October 2003, shareholders approved an increase to the aggregate remuneration for all non-executive Directors from $1.3 million to $1.5 million per annum, which principally was necessary to accommodate the two new directors appointed following the merger with Jupiters Limited.

The amount of aggregate remuneration and the manner in which it is apportioned amongst the non-executive Directors is reviewed annually by the Board Remuneration Committee. There was no change to the aggregate remuneration cap of $1.5 million during the financial year ended 30 June 2005. However, following a comprehensive review of non-executive Directors' emoluments in early 2005, an increase in non-executive Directors' remuneration was applied with effect from January 2005. The resultant increases applied to non-executive Directors' remuneration were accommodated within the $1.5 million cap approved by shareholders in 2003.

In addition to receiving fees for being a non-executive Director of the company, non-executive Directors receive an additional fee for being a member of a Board Committee. The payment of a fee for serving on a Board Committee recognises the additional time commitment required by non-executive Directors who serve on one or more Board Committees.

The following table outlines non-executive Director and Board Committee fees with effect from 1 January 2005.

	Board Fee(1)	Board Committee Fees(1) Audit	Remuneration	Compliance	Nomination
	$	$	$	$	$
Chairman	333,650				
Deputy Chairman	160,000				
Director	135,000				
Chairman of Committee		50,000	25,000	20,000	7,500
Committee Member		15,000	10,000	10,000	7,500

(1) The fees outlined above exclude contributions made under the Superannuation Guarantee Contribution (SGC), which throughout the year was at 9% of full emoluments. Overseas Director Mr P.G. Satre received cash in lieu of the SGC.

Non-executive Directors are not entitled to receive retirement benefits.

The remuneration for non-executive Directors for the financial year ending 30 June 2005 is detailed in Table 1 on page 17 of this report.

Managing Director and Chief Executive Officer and Executive Remuneration

Objective

Tabcorp aims to reward its executives with a level and mix of fixed and "at risk" remuneration commensurate with their position and responsibilities within the Tabcorp group, and to recognise and reward executives for company, business unit and individual performance against targets set by reference to appropriate benchmarks. The objectives of the remuneration structure are to:

- align the interests of executives with those of shareholders;
- link executives' reward with achievement of the strategic goals and performance of the company and the Tabcorp group; and
- ensure annual remuneration is competitive by market standards.

Structure

The Board Remuneration Committee requires that a written employment contract be entered into with the Managing Director and Chief Executive Officer, and all other executives. Details of employment contracts are provided on pages 15 to 16 of this report.

The Total Annual Reward (TAR) for the Managing Director and Chief Executive Officer and executives comprises the following components:

- Fixed remuneration (Total Employment Cost – TEC); and
- Variable remuneration (short term and long term incentives):
  - Short Term Incentive (STI):
    - Short Term Performance Plan (STPP)
      Opportunity to earn greater remuneration on achievement of individual and company performance objectives/ targets; and
    - Deferred Share Plan (DSP)
      Mandatory percentage of short term incentive delivered as Deferred Shares with a three year holding lock.
  - Long Term Incentive (LTI).
    - Long Term Performance Plan (LTPP)
      Opportunity to earn greater remuneration over a three to five year period.

The proportion of fixed remuneration and variable remuneration (potential short term and long term incentives) for the Managing Director and Chief Executive Officer and each executive is determined by the Board Remuneration Committee annually or more often as required.

Directors' report (continued)

The following diagram details the fixed and variable components of remuneration (assuming all performance targets are met) for the Managing Director and Chief Executive Officer and the most senior levels of management.

Total Annual Reward (TAR)

	Fixed Remuneration	Variable Remuneration	
	Total Employment Cost (TEC)	Short Term Incentive	Long Term Incentive
MD & CEO	46.6667% (as a % of TAR)	26.6667%	26.6667%
		Cash 50% / Deferred Shares 50%	Performance Options 75% / Share Rights 25%
Chief Executives EGMs - Level 1	55% (as a % of TAR)	22.5%	22.5%
		Cash 75% / Deferred Shares 25%	Performance Options 50% / Share Rights 50%
EGMs - Level 2	62.4% (as a % of TAR)	18.8%	18.8%
		Cash 75% / Deferred Shares 25%	Performance Options 50% / Share Rights 50%

- The percentages shown for various remuneration components are reviewed annually by the Board Remuneration Committee.
- Performance Options provide executives with the opportunity to acquire Tabcorp shares subject to meeting time-based and performance-based criteria. An exercise price is payable upon the exercise of Performance Options. More details relating to the Performance Options are available under the heading "Long Term Incentive (LTI)" on pages 12 to 14 of this report.
- Share Rights deliver the whole value of Tabcorp shares to the participant with vesting dependant on both time-based and performance-based criteria. No exercise price is payable upon the exercise of Share Rights. More details relating to the Share Rights are available under the heading "Long Term Incentive (LTI)" on pages 12 to 14 of this report.
- EGM refers to Executive General Manager.
- The five company and group executives, other than the Managing Director and Chief Executive Officer, who received the highest remuneration for the year ended 30 June 2005 are Chief Executives/EGMs at Levels 1 and 2.

Fixed Remuneration

Objective

The level of fixed remuneration, which comprises salary and statutory superannuation contributions, is set so as to provide a base level of remuneration that is both appropriate to the position and is competitive in the market.

Fixed remuneration is reviewed annually by the Board Remuneration Committee through a process of analysis of:

- group wide, business unit and individual performance;
- relevant comparative remuneration in the market; and
- internal, and where appropriate, external advice on policies and practices.

As noted above, the Board Remuneration Committee has access to external advice, independent of management, to assist in this process.

Structure

Executives have the opportunity to package the delivery of their fixed remuneration in accordance with applicable tax legislation and Australian Tax Office guidelines.

Tabcorp's salary packaging policy requires that executives take a minimum of 50% of their fixed remuneration as taxable salary, and contribute to superannuation in accordance with the Superannuation Guarantee legislation, with the remainder available to be utilised to participate in salary packaging. In making an election to participate in salary packaging arrangements, the executive is encouraged to seek independent financial advice, to ensure the manner in which remuneration is delivered will be optimal for the recipient without creating additional administration costs for the company.

Salary sacrificing opportunities include the ability to enter into novated leases for up to a maximum of two vehicles, additional voluntary contributions to superannuation, laptop computers/notebooks and electronic diaries, car parking costs and shares via the Employee Deferred Share Plan. Where on-site childcare arrangements apply, associated child minding costs may also be salary sacrificed.

Executive remuneration is reviewed on an annual basis. As a result of recent mergers and acquisitions, there have been a number of annual salary review dates that have applied across and within business units, with a predominance of review dates being 1 July, 1 January and 1 November. All business units will align to a common salary review date during the 2005 and 2006 calendar years so that all salary reviews are undertaken in September each year.

Variable Remuneration

Variable remuneration refers to that part of the Managing Director and Chief Executive Officer's or an executive's total annual reward package that is at risk. It is subject to review and assessment against individual, business unit and group performance and may change from year to year.

Short Term Incentive (STI)

Objective

The objective of the STI program is to link the achievement of Tabcorp's operational targets with the remuneration delivered to the executive who is accountable for delivering on those targets. The total potential STI available is such that the cost to Tabcorp is self-funded on the achievement of performance above target.

Structure

The aggregate of the annual incentive payments available for executives across Tabcorp is subject to the approval of the Board Remuneration Committee. Participants in the STI may elect to receive their incentive payment as cash, superannuation or deferred shares. In addition, the Managing Director and Chief Executive Officer and executives are required to take a mandatory portion of the incentive payment as Deferred Shares, which have a three-year trading restriction. For all other participants the incentive is generally delivered as cash.

The Balanced Scorecard (BSC) developed for each executive is the assessment tool used to evaluate the delivery of variable reward. The BSC provides the link with the Short Term Performance Plan (STPP), where individual performance is agreed against specific objectives, measures and targets.

The performance of every Tabcorp employee is assessed at least annually against the achievement of certain agreed Key Performance Objectives (KPOs) and individual competencies, values and behaviours brought to the role, which are contained in the individual's BSC. A quarterly review is also undertaken to monitor progress towards achievement of the KPOs.

The specific KPOs adopted for the financial year ended 30 June 2005 align with Tabcorp's values, vision, strategy and behaviours. The KPOs are determined on an individual basis, and the following is an example of those applied for the year in review:

- Financial – Group/Business Unit:
  To achieve superior shareholder returns.
  (for example: achievement of budgeted financial performance of the Tabcorp group as measured by the group's net profit after tax);
- Customer:
  To provide the best gambling and entertainment experience for customers.
  (for example: measured improvement in customer base; introduction of new products for customers);
- People and Leadership:
  To ensure Tabcorp is a great place to work.
  (for example: assessment of staff satisfaction through results obtained from the Employee Opinion Survey);
- Organisation:
  To provide operational excellence, regulatory compliance and positive company image.
  (for example: optimum working arrangements with key partners and stakeholders including the Racing Industry, regulatory authorities, etc); and
- Projects:
  To deliver strategic value/opportunities through mergers and acquisitions.
  (for example: integration of Jupiters Limited casinos to achieve target synergy savings; implementation of effective management of internal and external communications for Jupiters Limited and Tab Limited integrations; successful integration of Tab Limited's businesses with Tabcorp's businesses).

Each KPO is measurable and rated on a scale of 1 to 5 depending on the achieved outcome, whereby:

- 1 is threshold;
- 2 is below target;
- 3 is at target;
- 4 is a moderate stretch; and
- 5 is a stretch.

Directors' report (continued)

The KPOs are weighted to recognise the degree of relevance to the individual's role and responsibilities, which varies by division and property.

The final calculation of the STI payment to an executive is based on three key factors:

- the incentive as a percentage of fixed remuneration at target;
- the annual assessment of the individual's achievement of KPOs in the BSC; and
- a financial performance multiplier based on the net profit after tax (NPAT) of the consolidated Tabcorp group for the financial year pre-goodwill and non-recurring items ("Funding Multiplier").

The following table shows STI payments made for the financial year ended 30 June 2005 to the Managing Director and Chief Executive Officer and the five company and group executives who received the highest remuneration for the year.

Name	TEC $	Minimum STI % achievable %	STI % at target %	Maximum STI % of TEC achievable %	Actual STI % of TEC achieved %	Actual STI Achieved $
D.C.P. Banks	801,376	0	40	67.2	49.30	395,055
D.E. Elmslie	650,000	0	40	67.2	49.30	320,431
C.M. Jesudason	540,000	0	40	67.2	49.30	266,204
L.G. Mackey	425,000	0	40	67.2	50.68	215,387
M.J. Piggott	750,000	0	40	67.2	46.07	345,540
R.E. Preston[(1)]	350,000	0	30	50.4	18.59	65,054
M.J. Slatter	1,400,000	0	57.14	96.0	72.40	1,013,584

(1) The $65,054 actual STI achieved for Mr R.E. Preston is pro-rata, because he retired as an executive on 28 January 2005.

Long Term Incentive (LTI)

Objective

The Long Term Performance Plan (LTPP) was approved by shareholders at the 2003 annual general meeting. Its objective is to support the building of a performance culture throughout the organisation, and to align performance of the individual, business unit and company with executive remuneration pay and shareholder expectations. Any award delivered under the LTPP will only be realised when Total Shareholder Return (TSR) results meet or exceed performance hurdles. This structure recognises shareholders' willingness to reward executives competitively for delivering above average returns.

The LTPP constitutes the allocation of Performance Options and Share Rights to designated executives in September each year.

During the review year, the Board adopted an additional allocation period to enable eligible executives who are appointed after the September annual allocation to participate in the Long Term Performance Plan in March each year, following the announcement of the company's half-year results.

These awards are offered to executives in return for effective stewardship of shareholders' investments and are intended to reflect a future reward for value creation.

Structure

The Board reviews annually the selection of participants in the LTPP. Participation in the LTPP is intended as a component of annual reward for executives whose performance is of strategic and operational importance to the company. Generally, participation will be restricted to Chief Executives, Executive General Managers and General Managers.

The proportion of an executive's annual reward, that is comprised of Performance Options and Share Rights, depends on the level of seniority of the executive (as shown in the chart on page 10). The number of Performance Options and Share Rights granted is based on an assessment of their value at the first test date (that is three years after the date of grant). This value is termed the Remuneration Value.

The Remuneration Value model uses two assumptions:

- projected rate of growth in the share price over the vesting period (three years); and
- a risk free rate of return to discount the projected average rate of growth in the share price over the vesting period (three years) back to the date of grant.

Allocations are therefore determined based on the following formulae:

Number of Performance Options	=	% Performance Options x ($ target LTI component) / Remuneration Value of Performance Options
Number of Share Rights	=	% Share Rights x ($ target LTI component) / Remuneration Value of Share Rights

This model was approved by the Board in 2003 as being the most appropriate methodology for determining allocation levels as it is based on the realised value of equity for participants.

Long term incentives delivered via a mix of Performance Options and Share Rights have performance-based and time-based vesting conditions attached.



Reward Vehicle
Performance
3-5 year period
Reward
Performance Options
Share Rights
100% vest
50% vest
0% vest
0
50th
75th
100th
Percentile based on Tabcorp's TSR ranking in the peer group
Share Price at Exercise
Share Price at Grant
Reward = Growth in the Share Price
Share Price at Exercise
Share Price at Grant
Reward = Full Value of Share

Vesting may occur over a three to five year period (the Test Period) and testing for vesting will occur at annual intervals during the Test Period with the first Test Date occurring at the commencement of the Test Period (that is, at the third anniversary of the date of grant) and the final Test Date occurring at the conclusion of the Test Period (that is, at the fifth anniversary of the date of grant). Any Performance Options and Share Rights that have not vested by the end of the Test Period will lapse.

The performance hurdles to be attached to both Performance Options and Share Rights are measured according to Tabcorp's TSR ranking against a peer group of companies, which reflects Tabcorp's current business mix determined at the time of granting the Performance Options and Share Rights. The peer group consists of the 100 largest Australian Stock Exchange listed companies based on market capitalisation (excluding property trusts, infrastructure groups and mining companies).

In assessing whether the performance hurdles for each grant have been met, Tabcorp receives independent data from the company's share registry that provides both Tabcorp's TSR growth from the commencement of each grant, and the TSR growth of each company in the pre-selected peer group. Each company in the peer group is ranked in order of TSR growth from the commencement of each grant.

The TSR performance condition includes time-based vesting conditions to balance medium and long term company performance. This measure is in line with good corporate governance and best practice, and provides shareholders with clarity as to the link between performance and executive rewards.

Directors' report (continued)

An example of the way in which Performance Options and Share Rights may vest progressively over the Test Period is indicated in the table below.

Test Date	TSR ranking at Test Date	Cumulative percentage vested	Percentage vesting at Test Date
First Test Date (at 3rd anniversary of Date of Grant)	50th percentile	50% vested	50% vest
Second Test Date (at 4th anniversary of Date of Grant)	45th percentile	50% vested	0% vest (but none lapse)
Third Test Date (at 5th anniversary of Date of Grant)	65th percentile	80% vested	30% vest
After Test Date (after 5th anniversary of Date of Grant)	75th percentile	80% vested	0% (that is, no further Performance Options or Share Rights may vest after Test Period)

Company Performance

The Board believes that it is for the benefit of the company and its shareholders for employee remuneration to be aligned with their individual performance and the performance of the group as a whole.

Shareholders' investments in Tabcorp shares have continued to grow as a result of the company's history of paying increasing dividends twice a year and the increase in the company's share price.

An investment of $1,000 in Tabcorp shares since 30 June 2000 has, over the last five financial years, grown to $2,238.90 (before tax), representing a compound annual growth rate of 17.5%. In comparison, over the same period, the Australian Stock Exchange All Ordinaries Accumulation Index grew by 9.4% per annum.

The company's strong financial performance over the last five financial years has resulted in sustained earnings per share, reflecting an increase in shareholder wealth. The graph below shows the company's basic earnings per share before goodwill amortisation over this period.

Full year dividend in respect of each financial year (interim + final dividend)


Cents per share - fully franked
90
80
70
60
50
40
30
20
10
0
2001
2002
2003
2004
2005

Tabcorp basic earnings per share (EPS) before goodwill amortisation


Cents
120
100
80
60
40
20
0
2001
2002
2003
2004
2005

Tabcorp Holdings Limited
Daily closing share price


Share price $
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
July-00
October-00
January-01
April-01
July-01
October-01
January-02
April-02
July-02
October-02
January-03
April-03
July-03
October-03
January-04
April-04
July-04
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January-05
April-05
June-05

Employment Contracts

Managing Director and Chief Executive Officer

The Managing Director and Chief Executive Officer, Mr M.J. Slatter, is employed under an agreement entered into on 7 October 2002. The agreement is for a period of five years from 7 October 2002, and under the current terms of the agreement:

- Mr Slatter may terminate his employment by giving to the company not less than 12 months' notice.
- The company may terminate his employment by payment of the fixed remuneration component of his package for a 12 month period or if there is less than 12 months remaining of the five year term, by payment of the fixed remuneration for that unexpired period.
- The company may terminate Mr Slatter's employment by three months' notice if Mr Slatter is unable, by reason of illness or incapacity (mental or physical), to perform his duties and has been unable to do so for a total period of at least 180 days (whether or not consecutive) in the 12 months preceding the date of notice.
- The company may also terminate Mr Slatter's employment by summary notice in certain prescribed circumstances and in that event, no remuneration, compensation or damages are payable by the company beyond the time of Mr Slatter's dismissal.

Options granted other than under the LTPP

(a) The company has granted Mr Slatter 1,000,000 options to acquire ordinary shares in the company. None of the options are exerciseable unless certain performance hurdles are achieved. The terms and conditions on which the options have been granted are as follows:

(i) Term of Options
The options may be exercised during a three-year period from the date on which they become exercisable and to the extent they are not exercised within that period they will lapse. Options that have not become exerciseable by the fifth anniversary of the Commencement Date will lapse at that time. The Commencement Date is the date that Mr Slatter commenced employment with the company (7 October 2002).

(ii) Exercise Price
The exercise price for each option is $12.61, being the weighted average sale price of shares in the company during the five trading days immediately prior to the announcement of his appointment.

(iii) Tranches
The options have been granted in four Tranches as follows:

Tranche 1 A maximum of 250,000 options available for exercise at the end of year 2 of the Performance Period based on the company's Performance Ranking for the Performance Period for the Tranche (years 1 and 2).

Tranche 2 A maximum of 250,000 options available for exercise at the end of year 3 based on the company's Performance Ranking for the Performance Period for the Tranche (years 1, 2 and 3).

Tranche 3 A maximum of 250,000 options available for exercise at the end of year 4 based on the company's Performance Ranking for the Performance Period for the Tranche (years 1, 2, 3 and 4).

Tranche 4 A maximum of 250,000 options, plus any options from Tranches 1, 2 and 3 which were not available to be exercised at the end of the relevant Performance Period, available for exercise at the end of year 5 based on the company's Performance Ranking for the Performance Period for the Tranche (years 1, 2, 3, 4 and 5).

(iv) Performance Ranking
The company's Performance Ranking for a Performance Period is determined by reference to the TSR of the company during the Performance Period as compared to the TSR of a peer group of companies. The peer group of companies comprises the top 100 companies as listed in the ASX/S&P 200 companies (ranked by market capitalisation) after excluding mining companies and listed property trusts. The company's ranking within that group of companies determines the number of options in the particular Tranche that become exerciseable (if any).

Performance Ranking Range	Number of Options exercisable
Below 40th percentile	No options exercisable.
40th percentile	20% of options in the Tranche available to be exercised.
41st percentile to 75th percentile	Options in the Tranche available to be exercised will be ascertained on a pro-rata basis between 20% and 100% depending on the company's percentile performance ranking.
75th percentile or higher	100% of options in the Tranche available to be exercised.

(v) Performance Period
The Performance Period for each Tranche starts with the Commencement Date. The Performance Period for each Tranche is as follows:

(a) Tranche 1 – is the period commencing on the Commencement Date and ending on the date 2 years after the Commencement Date;

(b) Tranche 2 – is the period commencing on the Commencement Date and ending on the date 3 years after the Commencement Date;

(c) Tranche 3 – is the period commencing on the Commencement Date and ending on the date 4 years after the Commencement Date; and

(d) Tranche 4 – is the period commencing on the Commencement Date and ending on the date 5 years after the Commencement Date.

(vi) Alterations to Capital
If there is a rights issue, a bonus issue or capital reconstruction during the term of Mr Slatter's employment agreement, there is a mechanism for agreeing to vary the terms and conditions of the options to reflect these changes. If the Chairman and Mr Slatter cannot agree on the changes to be made to the terms and conditions of the options, an independent expert will determine what changes are to be made to restore the parties to their respective positions contemplated by the terms and conditions upon which the options were originally granted.

(vii) Discretion
The Board has a discretion to permit Mr Slatter or his estate to exercise options which are not capable of exercise because Mr Slatter did not complete the term of his employment agreement by reason of death or total and permanent disablement.

(viii) Exercise of Options
During the year, an analysis was undertaken of the performance criteria for the options issued under Tranche 1 over the performance period from 7 October 2002 to 7 October 2004. From this analysis, it was determined that Tabcorp was ranked at the 40th percentile relative to each of the companies in the peer group. Based on the performance benchmarks, 20% of the total 250,000 options issued as Tranche 1 are exercisable. At the date of this report, Mr Slatter has not exercised the 50,000 options which have become available for exercise.

(b) At the time the company commenced negotiations with Mr Slatter, he was employed in a senior position with another company. He held various option entitlements which were then of significant value. His resignation from that employment resulted in the option entitlements being forfeited. In recognition of that situation, the company granted Mr Slatter 1,500,000 options to acquire ordinary shares in the company. The price at which the options may be exercised is $12.61 per share, being the weighted average sale price of shares in the company during the five trading days immediately prior to the announcement of his appointment. These options were exercisable immediately upon commencement of employment and expire on 7 October 2005, being three years from the date of commencing employment. Mr Slatter exercised 500,000 of these options during the year. At the date of this report, Mr Slatter has not exercised the remaining 1,000,000 options. The value of these options were accounted for in the financial year ended 30 June 2003.

The Board considers it important that the long-term future of the company is properly considered and wishes to ensure that long-term planning is not sacrificed for short-term achievements. The Board believes these arrangements balance appropriately the reward for both short-term and long-term performance.

Other Executives

Each of the five executives of the company and the group who received the highest remuneration during the year ended 30 June 2005 are employed under an employment contract. The contract is of no fixed duration, but terminable by either party on three months' notice. No payments are required on termination, other than in lieu of notice (if applicable).

The Board may approve additional separation arrangements in the event of redundancy/retirement under the Short Term Performance Plan and Long Term Performance Plan.

Positions of Executives

The positions held by the five company and group executives, other than the Managing Director and Chief Executive Officer, who received the highest remuneration for the year ended 30 June 2005 are:

D.C.P. Banks	Chief Executive – Casinos
D.E. Elmslie	Chief Financial Officer
C.M. Jesudason	Chief Executive – Gaming
L.G. Mackey	Executive General Manager – Technical Services
M.J. Piggott	Chief Executive – Wagering
R.E. Preston	Executive General Manager – Human Resources, retired on 28 January 2005

Table 1: Director remuneration for the year ended 30 June 2005

Name	Emoluments[1] $	Cash $	Non-monetary benefits[2] $	Super-annuation $	Options and share rights[3] $	Deferred shares $	Total $
Managing Director and Chief Executive Officer							
M.J. Slatter	1,371,128	506,792	108,019	11,585	673,305	506,792	3,177,621
Non-executive Directors							
M.B. Robinson	354,575	-	3,658	31,912	-	-	390,145
A.G. Hodgson	205,375	-	4,662	18,484	-	-	228,521
P.G. Satre[4]	146,005	-	-	-	-	-	146,005
J.D. Story	147,875	-	-	13,309	-	-	161,184
R.F.E. Warburton	157,875	-	4,035	14,209	-	-	176,119
L.J. Willett	136,625	-	507	12,297	-	-	149,429
W.V. Wilson	145,375	-	-	13,084	-	-	158,459

(1) Emoluments for executive Director, Mr M.J. Slatter, includes accruals for annual and long service leave.
All other Directors are non-executive Directors and do not receive accruals for annual and long service leave.

(2) In addition to emoluments, Directors receive benefits including car parking, staff gratuity/gifts, entertainment/sundry expenses and company vehicle expenses, where applicable. For Mr M.J. Slatter this also includes the cost to the company of providing low interest loans to acquire shares in the company pursuant to issues made under previous employee share plans.

(3) The value of options and rights for Mr M.J. Slatter relates to 1,000,000 options which were granted upon commencement of employment, 352,349 performance options and 15,996 share rights allocated on 1 December 2003 under the Long Term Performance Plan, and 307,693 performance options and 13,947 share rights allocated on 7 September 2004 under the same plan.

(4) Mr P.G. Satre received cash in lieu of Superannuation Guarantee Contributions, which is included in his emoluments, as he is not an Australian resident.

Ms P.J. Dwyer became a non-executive Director on 30 August 2005 after the end of the financial year, following the receipt of all necessary regulatory approvals.

Table 2: Remuneration for the five company and group executives who received the highest remuneration for the year ended 30 June 2005

Name	Emoluments[1] $	Cash $	Non-monetary benefits[2] $	Super-annuation $	Options and rights $	Deferred shares $	Total $
D.C.P. Banks	733,310	296,291	74,516	104,914	141,826	98,764	1,449,621
D.E. Elmslie	561,365	240,323	63,038	92,002	115,037	80,108	1,151,873
C.M. Jesudason	472,252	199,653	76,548	38,702	88,956	66,551	942,662
L.G. Mackey	440,608	107,693	29,528	11,585	64,045	107,694	761,153
M.J. Piggott	641,369	259,155	40,101	76,378	114,149	86,385	1,217,537
R.E. Preston[3]	908,765	65,054	36,664	18,773	139,729	-	1,168,985

(1) Emoluments for executives include accruals for annual and long service leave.

(2) In addition to emoluments, executives receive benefits including car parking, staff gratuity/gifts, entertainment/sundry expenses and company vehicle expenses, where applicable. This also includes the cost to the company of providing low interest loans to acquire shares in the company pursuant to issues made under previous employee share plans.

(3) Mr R.E. Preston retired as an executive on 28 January 2005. Mr R.E. Preston received an early retirement benefit approved by the Board equivalent to one year's total fixed remuneration, full vesting of options and rights, and a pro-rata short term incentive payment.

Directors' report (continued)

Table 3: Value of Options and Rights granted as part of remuneration for directors and the five company and group executives who received the highest remuneration for the year ended 30 June 2005 (in accordance with the LTI Plan)

Name	Options granted during year $	Rights granted during year $	Options exercised during year $	Rights exercised during year $	Options lapsed during year $	Rights lapsed during year $	Aggregate of all options and rights $	% of the value of remuneration consisting of Options and Rights %
M.J. Slatter[1]	556,924	121,618	-	-	-	-	678,542	21.4
D.C.P. Banks	148,768	97,463	-	-	-	-	246,231	17.0
D.E. Elmslie	120,667	79,056	-	-	-	-	199,723	17.3
C.M. Jesudason	93,311	61,127	-	-	-	-	154,438	16.4
L.G. Mackey	69,616	45,606	-	-	-	-	115,222	15.1
M.J. Piggott	139,231	91,211	-	-	-	-	230,442	18.9
R.E. Preston[2]	48,731	31,924	94,888	59,038	-	-	234,581	20.1

(1) Mr M.J. Slatter exercised 500,000 options during the year. These options were granted upon commencement of employment and were accounted for in the financial year ended 30 June 2003.

(2) Mr R.E. Preston retired as an executive on 28 January 2005. Mr R.E. Preston received an early retirement benefit approved by the Board equivalent to one year's total fixed remuneration, full vesting of options and rights, and a pro-rata short term incentive payment.

Non-executive Directors do not participate in the Long Term Incentive (LTI) Plan and therefore do not receive options and rights as part of remuneration.

The method for valuing these Options and Rights is disclosed in Note 32 of the Financial Statements.

Auditors Independence Declaration to the Directors of Tabcorp Holdings Limited

In relation to our audit of the financial report of Tabcorp Holdings Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Mary B. Waldron
Partner

30 August 2005

This report has been signed in accordance with a resolution of Directors.

M.B. Robinson AO
Chairman
Melbourne
30 August 2005

Statement of financial performance

for the year ended 30 June 2005

		Consolidated		Tabcorp Holdings	
		2005	2004	2005	2004
	Note	$m	$m	$m	$m
Total operating revenues	2	3,760.6	2,462.8	25.7	24.5
Other revenues from ordinary activities	2	362.1	37.2	606.6	583.4
Revenues from ordinary activities	2	**4,122.7**	**2,500.0**	**632.3**	**607.9**
Government taxes and levies		(991.1)	(678.6)	-	-
Commissions and fees		(790.5)	(438.9)	(11.6)	(11.0)
Employee costs		(549.6)	(380.3)	(22.2)	(15.5)
Depreciation and amortisation		(145.8)	(109.3)	(0.8)	(1.7)
Goodwill amortisation		(160.0)	(59.7)	-	-
Property rentals, rates and maintenance		(66.9)	(36.9)	(1.4)	(2.9)
Computer costs		(24.2)	(9.6)	(0.2)	(0.2)
Advertising and promotions		(68.9)	(46.0)	(2.4)	(2.1)
Written down value of non-current assets and businesses sold		(303.6)	(4.2)	(0.1)	(0.2)
Insurance costs		(8.0)	(10.4)	(0.4)	(0.3)
Stock exchange expenses		(2.2)	(1.1)	(2.2)	(1.1)
Professional and contract services		(14.5)	(7.4)	(6.1)	(4.8)
Audit and review services		(1.8)	(1.4)	(0.4)	(0.4)
Borrowing costs		(180.1)	(105.2)	-	(9.1)
Other expenses from ordinary activities		(241.9)	(140.0)	(5.8)	(4.1)
Profit from ordinary activities before income tax expense		**573.6**	**471.0**	**578.7**	**554.5**
Income tax expense relating to ordinary activities	4	(202.8)	(160.0)	(209.1)	(227.1)
Net profit		**370.8**	**311.0**	**369.6**	**327.4**
Net profit attributable to outside equity interest	31	**(2.0)**	**-**	**-**	**-**
Net profit attributable to members of the parent entity		**368.8**	**311.0**	**369.6**	**327.4**
Share issue costs	29	(9.4)	(5.7)	(9.4)	(5.7)
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		**(9.4)**	**(5.7)**	**(9.4)**	**(5.7)**
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		**359.4**	**305.3**	**360.2**	**321.7**
Basic earnings per share (cents per share)	6	**71.4**	**77.6**		
Diluted earnings per share (cents per share)	6	**71.2**	**77.6**		
Basic earnings per share (cents per share) (pre amortisation of goodwill)	6	102.3	92.5		
Diluted earnings per share (cents per share) (pre amortisation of goodwill)	6	102.1	92.5		

The accompanying notes form an integral part of this statement of financial performance.

Statement of financial position

as at 30 June 2005

		Consolidated		Tabcorp Holdings	
		2005	2004	2005	2004
	Note	$m	$m	$m	$m
Current assets					
Cash assets	7	206.2	197.1	0.4	4.8
Receivables	8	43.1	53.3	368.9	177.7
Inventories	9	15.3	14.0	-	-
Other	10	63.8	91.1	6.9	5.3
Total current assets		**328.4**	**355.5**	**376.2**	**187.8**
Non-current assets					
Receivables	11	-	-	2,339.4	1,115.0
Other financial assets	12	-	-	3.3	3.3
Property, plant and equipment	13	1,505.6	1,412.3	11.7	3.4
Intangible assets - licences	14	1,201.3	870.6	597.2	597.2
Intangible assets - other	15	3,306.8	1,528.4	-	-
Deferred tax assets	16	84.9	105.7	84.9	105.7
Other	17	57.5	73.4	28.3	36.1
Total non-current assets		**6,156.1**	**3,990.4**	**3,064.8**	**1,860.7**
TOTAL ASSETS		**6,484.5**	**4,345.9**	**3,441.0**	**2,048.5**
Current liabilities					
Payables	18	305.5	193.9	179.7	110.4
Interest bearing liabilities	19	390.0	742.0	-	-
Current tax liabilities	21	32.2	35.8	25.9	31.7
Provisions	22	129.2	76.2	2.0	1.7
Other	23	13.9	1.2	-	-
Total current liabilities		**870.8**	**1,049.1**	**207.6**	**143.8**
Non-current liabilities					
Payables	24	-	-	23.5	23.5
Interest bearing liabilities	25	2,143.6	1,130.0	-	-
Deferred tax liabilities	26	113.1	82.8	84.6	54.2
Provisions	27	83.6	107.4	0.9	0.6
Other	28	0.2	0.6	-	-
Total non-current liabilities		**2,340.5**	**1,320.8**	**109.0**	**78.3**
TOTAL LIABILITIES		**3,211.3**	**2,369.9**	**316.6**	**222.1**
NET ASSETS		**3,273.2**	**1,976.0**	**3,124.4**	**1,826.4**
Equity					
Contributed equity	29	3,074.6	1,752.9	3,074.6	1,752.9
Retained profits	30	198.6	223.1	49.8	73.5
TOTAL EQUITY		**3,273.2**	**1,976.0**	**3,124.4**	**1,826.4**

The accompanying notes form an integral part of this statement of financial position.

Statement of cash flows

for the year ended 30 June 2005

		Consolidated		Tabcorp Holdings	
		2005	2004	2005	2004
	Note	$m	$m	$m	$m
Cash flows from operating activities					
Net cash receipts in the course of operations		4,088.1	2,510.0	47.5	52.0
Payments to suppliers, service providers and employees		(1,919.4)	(1,169.3)	(53.0)	(61.4)
Payment of government levies, betting taxes and GST		(1,107.4)	(629.6)	(57.7)	(2.7)
Dividends received		-	-	743.0	167.0
Interest received		10.1	6.4	0.5	0.4
Borrowing costs paid		(184.8)	(105.1)	-	-
Income tax (paid)/received		(224.1)	(171.8)	(167.5)	0.1
Net operating cash flows	34(b)	**662.5**	**440.6**	**512.8**	**155.4**
Cash flows from investing activities					
Loans pursuant to employee share plan		8.6	13.1	8.6	13.1
Payment for controlled entities (net of cash acquired)	34(d)	(914.1)	(489.8)	-	-
Proceeds from sale of businesses		244.6	-	-	-
Payment for property, plant and equipment		(119.5)	(101.2)	(9.7)	(1.4)
Proceeds from sale of property, plant and equipment		61.5	4.6	0.2	0.2
Payment for development costs		(2.0)	-	(2.0)	-
Dividends paid to former shareholders of acquired entity		-	(186.0)	-	-
Payment for reset preference shares of acquired entity		-	(190.2)	-	-
Payment for management contract buyout		-	(53.0)	-	-
Payment of merger costs		-	(5.0)	-	-
Other		-	(0.2)	-	(0.2)
Loans advanced to controlled entities		-	-	(396.8)	(12.1)
Loans repaid by controlled entities		-	-	69.6	15.6
Net investing cash flows		**(720.9)**	**(1,007.7)**	**(330.1)**	**15.2**
Cash flows from financing activities					
Loans from controlled entities		-	-	99.4	39.3
Repayment of loans from controlled entities		-	-	(42.4)	(30.0)
Proceeds from borrowings		2,890.4	2,195.0	-	-
Repayment of borrowings		(2,578.8)	(1,369.4)	-	-
Dividends paid		(243.7)	(208.8)	(243.7)	(208.8)
Payment of transaction costs for share issue		(6.7)	(4.6)	(6.7)	-
Proceeds from issue of shares		6.3	33.2	6.3	33.2
Net financing cash flows		**67.5**	**645.4**	**(187.1)**	**(166.3)**
Net increase/(decrease) in cash held		**9.1**	**78.3**	**(4.4)**	**4.3**
Cash at the beginning of the financial year		**197.1**	**118.8**	**4.8**	**0.5**
Cash at the end of the financial year	34(a)	**206.2**	**197.1**	**0.4**	**4.8**

The accompanying notes form an integral part of this statement of cash flows.

Notes

to and forming part of the Financial Statements for the year ended 30 June 2005

1 Statement of significant accounting policies

The significant policies which have been adopted in the preparation of these financial statements are:

(a) Basis of preparation

The financial statements have been drawn up as a general purpose financial report in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views and the Corporations Act 2001. The accounting policies used are consistent with those adopted in the previous year. The financial statements have also been prepared on the basis of historical costs and do not take into account changing money values or, except where stated, current valuations of non-current assets. The accounting policies described below have been consistently applied by all entities in the economic entity.

(b) Principles of consolidation

The consolidated financial statements of the economic entity include the financial statements of the parent entity, Tabcorp Holdings Limited, and its controlled entities, referred to collectively throughout these financial statements as the "economic entity". Where an entity began to be controlled during the year, the results are included only from the date control commenced. The balances and effects of transactions between controlled entities included in the consolidated financial statements have been eliminated. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company has control.

(c) Goodwill

Goodwill, representing the excess of the purchase consideration plus incidental costs, over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, is amortised over the period of time during which benefits are expected to arise.

Goodwill is amortised on a straight line basis over 20 years.

The unamortised balance of goodwill is reviewed at least at each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

(d) Revenue recognition

Revenue

Wagering and Gaming revenue is recognised as the residual value after deducting the statutory return to customers from the Wagering and Gaming turnover. Casino revenue is the net gaming win plus the retail sales of food, beverages, accommodation and other services.

Revenues from ordinary operations includes:

- revenue from the provision of technology services which is recognised where the contracted outcome can be reliably measured, control of the right to be compensated for the services exists and the stage of completion can be reliably measured.
- revenue from the sale of goods, which is recorded when:
  (i) control in the goods being sold passes to the buyer;
  (ii) it is probable consideration will pass from the buyer in accordance with an established arrangement; and
  (iii) the amount of consideration can be reliably measured.
- revenue derived from Media operations, including subscription income, advertising revenue and production recoveries are recognised as revenue once the service has been rendered and invoiced.

Interest income

Interest income is recognised as it accrues.

Asset sales

The gross proceeds of asset sales are included as revenue of the economic entity. The profit and loss on disposal of assets is brought to account at the completion of the sale.

(e) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial period in which the exchange rates change.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in that contract.

(f) Taxation

Income taxes

The economic entity follows the policy of tax effect accounting. The income tax expense in the statement of financial performance represents the tax on pre-tax accounting profit adjusted for income and expenses never to be assessed or allowed for taxation purposes. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax liability, calculated at the tax rates expected to apply when the differences reverse.

Future income tax benefits are not brought to account unless realisation of such benefit is assured beyond any reasonable doubt, and if relating to entities with tax losses, are only brought to account when their realisation is virtually certain.

Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(g) Non-current assets

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have been discounted to their present value using a market determined risk adjusted discount rate.

(h) Financial instruments

Trade accounts receivable are carried at amounts due, and are non interest bearing.

A provision is raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off in the period in which they are identified.

The carrying amounts approximate fair value.

Cash, short term deposits and bank accepted bills are carried at cost. Interest revenue is recognised on an effective yield basis. The carrying amounts approximate fair value because of their short-term to maturity.

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services. Trade accounts payable are generally settled within 30 days, and are non interest bearing. The carrying amounts approximate fair value.

Bank overdraft and loans are carried at cost. Borrowing costs, including interest, are expensed as incurred. The carrying amounts approximate fair value because of the short-term to maturity of the amounts drawn.

Loans pursuant to the employee share plan are held at the outstanding value applicable to the loan at balance date. The carrying amounts approximate their fair value as the amounts are based on the economic entities entitlement to all monies outstanding.

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

Derivative financial instruments are used to hedge interest rate and foreign currency exposures. Accordingly, hedge accounting principles are applied, under which gains and losses on derivatives are brought to account on the same basis as the gains and losses on the underlying physical exposures. Derivative financial instruments are not held for speculative purposes.

The effect of interest received, paid or accrued under interest rate swaps and cross currency interest rate agreements is included in the calculation of borrowing costs.

The amount receivable or payable at balance date is included in assets or liabilities respectively.

(i) Property, plant and equipment

Items of property, plant and equipment excluding freehold land are recorded at cost and depreciated by the straight line method to write off the original cost over the estimated useful lives. Assets are depreciated from the date of acquisition.

The depreciation rates used for each class of asset are within the following ranges:

■ buildings	2.5% to 10.0% (2004: 1.00% to 11.1%)
■ leasehold improvements	10.0% to 14.3% (2004: 1.3% to 33.33%)
■ plant and equipment	1.0% to 50.0% (2004: 1.05% to 33.33%)
■ consumables	20.00% to 33.33% (2004: 20.00% to 33.33%)

Freehold land is recorded at cost and is not depreciated.

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised and rental payments are charged against profits in equal instalments over the accounting periods covered by the lease term.

Provision is made for future operating lease payments in relation to surplus lease space.

(j) Licences

Licences are recorded at cost where the licence is a separately identifiable asset and is capable of being measured reliably.

Notes

to and forming part of the Financial Statements for the year ended 30 June 2005

Victorian wagering and gaming licence:
The licence has not been amortised as the payment to be received by the parent entity under Section 4 of the Gambling Regulation Act 2003 (Vic) at the end of the licence period is currently expected to be not less than the carrying value of the asset. The licence period expires in the year 2012.

Star City licence:
The licence is amortised over the life of the casino licence, being 99 years, from the date of issue, 14 December 1994.

Queensland Keno licence:
The licence is amortised over the remaining life of the Keno licence, being until September 2022.

NSW wagering licence:
The licence is amortised over the remaining life of the licence, being until 2097.

Other:
Other licences are amortised over the period of operation of the licences.

(k) Other Intangible assets

The rights to the Star City Casino Complex Management Agreement in relation to the operation, management and supervision of the Star City casino were terminated on 29 June 2005. Prior to termination, the rights were being amortised over the life of the agreement, which coincided with the term of the casino licence.

Customer contracts are amortised over a period of 12 years, being the estimated life of the contracts.

Intangibles relating to brand names, broadcast rights and media content are not being amortised as the directors' believe that the life of these intangibles to the economic entity will not materially diminish over time, and the residual value at the end of that life would be such that the amortisation charge, if any, would not be material.

(l) Rental expenditure

The payment made for rental in advance for the Star City casino site for 12 years has been deferred in the statement of financial position at the nominal amount and is being amortised over 12 years commencing from the date of issue of the casino licence, being 14 December 1994.

The payment made for rental in advance in respect of a property adjacent to the Star City casino has been deferred in the statement of financial position at the nominal amount and is being amortised over 95 years commencing from the date of acquisition of the site, being 5 December 1997.

(m) Deferred revenue

Deferred revenue comprises:

- an amount representing an initial lease incentive period at the commencement of a non-cancellable operating lease which is being reduced on an imputed interest basis over the lease term at the rate implicit in the lease;
- third party contributions to a capital project which is being reduced over five years; and
- subscriptions received before the end of the financial year, but relating to future periods.

(n) Investments

Investments in controlled entities are carried in the parent entity's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are declared by the controlled entities.

(o) Inventories

Inventories include consumable stores, food and beverages, finished goods and work in progress and are carried at the lower of cost and net realisable value.

Costs are assigned on a weighted average basis.

(p) Assets held for resale

Freehold property and other assets (including goodwill) held for resale are carried at the lower of cost and net realisable value (refer Note 10).

(q) Employee benefits

Wages, salaries, and annual leave
Liabilities for employee benefits of salaries and wages expected to be settled within 12 months of the reporting date and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration rates the employer expects to pay, including related on-costs when the liability is expected to be settled.

Long service leave
The liability for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date.

Liabilities for employee entitlements which are not expected to be settled within 12 months are discounted using the interest rate applicable to Commonwealth Government bonds at balance date.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, including related on-costs.

Short term incentive
A Short Term Performance Plan was implemented during 2003 for senior executives (refer Note 32). Costs arising under this plan are recognised as an employee benefits expense.

Long term incentive
A Long Term Performance Plan was implemented during 2003 for senior executives (refer Note 32). The value of the Long Term Performance Plan is not being recognised as an employee benefits expense.

Superannuation
Tabcorp Holdings Limited and its controlled entities contribute to a number of employee superannuation funds. Contributions are charged against income as incurred (refer Note 32).

Workers' compensation
Where the economic entity self-insures for workers compensation, a provision is recognised in the statement of financial position (refer Note 22).

(r) Provisions

Dividends
A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Surplus lease space
Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and the sub-lease rentals are less than the premises rental. The estimate is calculated based on discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

Restructuring and employee termination benefits.
A provision for restructuring, including employee termination benefits, is recognised where the main features of the restructuring have been announced or implementation of the restructuring have commenced.

A provision for restructuring related to an acquired entity is recognised at the date of acquisition where:

- the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered into by the date of acquisition
- a detailed formal plan is developed by the earlier of three months after the date of the acquisition or prior to the completion of the financial report, if earlier.

The provision only relates to costs associated with the acquired entity, and is included in the determination of the fair value of the net assets acquired.

Management agreement
A provision was made for the management agreement for the Gold Coast and Brisbane casinos being the present value of the liability net of the asset acquired. The provision was included in the determination of the fair value of the net assets and liabilities acquired from Jupiters Ltd (refer Note 34(d)).

(s) Joint venture operation

The economic entity's interest in an unincorporated joint venture operation is brought to account by including the following appropriate categories in the statement of financial position and statement of financial performance:

- the economic entity's interest in each of the individual assets employed and liabilities incurred in the joint venture operation; and
- the economic entity's share of product and expenses relating to the joint venture operation (refer Note 38).

(t) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the parent entity.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(u) Rounding of amounts

The company is of a kind referred to in class order 98/100, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that class order to the nearest hundred thousand dollars.

(v) Comparative information

Comparative information has been reclassified to achieve consistency in disclosure with current financial year and other disclosures, where necessary.

Notes

to and forming part of the Financial Statements for the year ended 30 June 2005

	Consolidated		Tabcorp Holdings	
	2005 $m	2004 $m	2005 $m	2004 $m
2 Profit from ordinary activities				
Profit from ordinary activities has been determined after crediting the following revenues:				
Total operating revenues	3,760.6	2,462.8	25.7	24.5
Other revenues:				
Interest received or due and receivable from:				
- other than related parties	10.5	6.2	0.5	0.4
Dividends received or due and receivable from wholly owned group companies	-	-	588.0	563.2
Gross proceeds from sale of property, plant and equipment (a)	61.5	4.6	0.2	0.2
Gross proceeds from sale of controlled entity (a)	41.8	-	-	-
Gross proceeds from sale of businesses (a)	202.8	-	-	-
Rental from properties	0.5	0.6	-	0.1
Net foreign exchange gain	1.0	1.5	-	-
Other revenue items	44.0	24.3	17.9	19.5
Total other revenues	362.1	37.2	606.6	583.4
Total revenues from ordinary activities	4,122.7	2,500.0	632.3	607.9
(a) Net gains/(losses)				
Net gain on disposal of property, plant and equipment	2.6	0.2	0.1	0.1
Net loss on disposal of controlled entity	(1.2)	-	-	-
Net gain on disposal of businesses	1.1	-	-	-
Profit from ordinary activities has been determined after charging the following expenses:				
Depreciation of:				
- buildings	9.8	6.6	-	-
- leasehold improvements	5.2	3.3	-	-
- plant and equipment	109.3	82.4	0.8	1.7
Total depreciation	124.3	92.3	0.8	1.7
Amortisation of:				
- goodwill	160.0	59.7	-	-
- wagering licence	3.7	-	-	-
- casino licence	2.6	2.6	-	-
- keno licence	2.2	1.6	-	-
- other licences	-	0.1	-	-
- rights to management agreement	2.8	2.7	-	-
- rental in advance	10.0	10.0	-	-
- customer contracts and relationships	0.2	-	-	-
Total amortisation	181.5	76.7	-	-
Other charges against assets				
- Net bad and doubtful debts expense	(0.4)	2.9	-	-
- Write down of property, plant & equipment to recoverable amount	0.1	-	-	-
Operating lease rentals:				
- minimum lease payments	32.8	16.5	2.2	2.3
Borrowing costs:				
- wholly owned group companies	-	-	-	9.1
- other parties	180.1	105.2	-	-

	Consolidated		Tabcorp Holdings	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000

3 Auditors' remuneration

Total remuneration received, or due and receivable, by the auditors for:				
Audit services				
Audit of Tabcorp Holdings Ltd - Ernst & Young				
- audit and review of financial reports	1,791	1,246	355	364
Audit of Jupiters Ltd prior to acquisition - Ernst & Young				
- audit and review of financial reports	-	136	-	-
	1,791	1,382	355	364
Other services				
Auditors of Tabcorp Holdings Ltd - Ernst & Young				
- other assurance services	480	224	-	-
- regulatory	124	118	-	-
- other services	9	23	-	-
	613	365	-	-
	2,404	1,747	355	364

The auditors of Tabcorp Holdings Ltd and its controlled entities are Ernst and Young. From time to time, Ernst and Young provides other services to the company, which are subject to strict corporate governance procedures adopted by the company which encompass the selection of service providers and the setting of their remuneration. The Chairman of the Audit Committee must approve any other services provided by Ernst and Young.

	Consolidated		Tabcorp Holdings	
	2005 $m	2004 $m	2005 $m	2004 $m
4 Income tax				
INCOME TAX EXPENSE				
The difference between income tax expense provided in the financial statements and the prima facie income tax expense is reconciled as follows:				
Profit from ordinary activities before income tax expense	573.6	471.0	578.7	554.5
Prima facie tax thereon at 30%	172.1	141.3	173.6	166.4
Tax effect of permanent and other differences:				
- dividends received	-	-	(176.4)	(169.0)
- amortisation of goodwill	48.0	17.9	-	-
- amortisation of rights to management agreement	0.8	0.8	-	-
- amortisation of licences	2.6	1.3	-	-
- prepaid rent (a)	4.6	4.5	-	-
- depreciation	(3.6)	-	-	-
- sundry items	(0.9)	1.7	0.2	0.2
- recognition of tax benefit upon entry to tax consolidation and resetting tax values	(18.3)	(31.1)	(18.3)	(31.1)
- prepaid rent - prior years' adjustment (a)	-	24.2	-	-
- over provision in prior year - other	(2.5)	(0.6)	-	-
- booking income tax expense for entities in the tax consolidation group				
2005	-	-	212.6	-
2004	-	-	-	163.1
2003	-	-	-	119.8
- fair value adjustments to deferred tax balances on consolidation of acquired entities (b)	-	-	17.4	(22.3)
Aggregate income tax expense/(benefit)	202.8	160.0	209.1	227.1

(a) includes amount referred to in Note 40(i)

(b) 2005 includes the reversal of a deferred tax asset of $22.0 million recognised in the prior year, following finalisation of acquisition accounting for Jupiters Ltd. On consolidation this adjustment has been reflected in goodwill.

TAX CONSOLIDATION

Effective 1 July 2002, Tabcorp Holdings Limited and its 100% owned subsidiaries formed an income tax consolidation group. Members of the group entered into a tax sharing arrangement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At balance date, the possibility of default is remote. The head entity of the tax consolidation group is Tabcorp Holdings Limited.

As a result of the revised tax legislation, a future income tax benefit of $31.1 million was recognised in the 30 June 2004 financial statements as a result of resetting tax values of certain assets in the subsidiaries. Tabcorp Holdings Limited formally notified the Australian Taxation Office of its adoption of the tax consolidation regime before its 30 June 2003 consolidated tax return was lodged.

Jupiters Limited and its 100% controlled entities joined the Tabcorp Holdings Limited tax consolidation group with effect from the date of acquisition. Under the revised tax legislation, a future income tax benefit of $18.3 million is recognised in the current year as a result of resetting the tax values of certain assets. This transaction has been recorded as a post-acquisition event as the decision to form a Tabcorp Holdings Limited tax consolidation group was not made at acquisition date but taken in January 2004.

Tab Limited and its 100% controlled entities joined the Tabcorp Holdings Limited tax consolidation group at the date full beneficial share ownership was attained. The impact of the revised tax legislation has not been recognised as at 30 June 2005, due to technical work that forms the basis for the calculation not being finalised. This work is expected to be completed and any adjustment reflected in the 31 December 2005 financial statements.

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
5 Dividends					
Dividends recognised in the current year by the economic entity are:					
(a) an interim dividend of 40.0 cents per share, franked to 100% with Class C (30%) franking credits, was paid on 13 April 2005 (2004: 35.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 6 April 2004)		208.2	145.3	208.2	145.3
(b) a 2004 final dividend of 36.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 11 October 2004 (2003: 34.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 1 October 2003)		185.1	124.7	185.1	124.7
	30	393.3	270.0	393.3	270.0
Since the end of the financial year, the directors declared the following dividend:					
Final - 41.0 cents per share, franked to 100% with Class C (30%) franking credits (2004: 36.0 cents per share, franked to 100% with Class C (30%) franking credits)		214.8	184.9	214.8	184.9
The financial effect of this dividend has not been brought to account in the financial statements and will be recognised in subsequent financial reports (refer Note 41(a)).					
FRANKING CREDITS					
Franking credits available at the 30% corporate tax rate after allowing for tax payable provided for in the financial statements, payment of dividends provided and receipt of dividends receivable as at balance date - calculated under the tax paid basis.				184.3	132.8

6 Earnings per share

	Consolidated 2005 $m	Consolidated 2004 $m
Reconciliation of earnings used in calculating earnings per share:		
Basic earnings		
Profit from ordinary activities after related income tax expense	368.8	311.0
Earnings used in calculating basic earnings per share	368.8	311.0
Add goodwill amortisation	160.0	59.7
Earnings used in calculating basic earnings per share (pre amortisation of goodwill)	528.8	370.7
Diluted earnings		
Profit from ordinary activities after related income tax expense	368.8	311.0
Earnings used in calculating diluted earnings per share	368.8	311.0
Add goodwill amortisation	160.0	59.7
Earnings used in calculating diluted earnings per share (pre amortisation of goodwill)	528.8	370.7

	Consolidated 2005 Number	Consolidated 2004 Number
Weighted average number of shares used as the denominator:		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	516,773,179	400,685,424
Share Options	916,076	65,805
Share Rights	324,188	116,817
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	518,013,443	400,868,046
The following executive share options have not been included in the calculation of diluted earnings per share as they are not dilutive:		
Executive share options:		
Issue date 3 March 2005 (refer Note 32)	84,605	-
Issue date 7 October 2002 (refer Note 32)	-	1,500,000
Issue date 7 October 2002 (refer Note 32)	-	1,000,000

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
7 Cash assets					
Cash on hand and in banks		88.4	85.6	0.2	2.0
Short term deposits, maturing within 30 days		117.8	111.5	0.2	2.8
	34(a)	206.2	197.1	0.4	4.8
8 Receivables (current)					
Trade debtors		51.3	35.4	-	-
Provision for doubtful debts		(11.2)	(11.2)	-	-
		40.1	24.2	-	-
Sundry debtors		2.5	29.0	0.5	0.1
Amounts receivable from controlled entities		-	-	368.4	177.6
Accrued interest income		0.5	0.1	-	-
		43.1	53.3	368.9	177.7
9 Inventories (current)					
Consumable stores at cost		13.7	17.6	-	-
Provision for obsolescence		(1.8)	(6.6)	-	-
		11.9	11.0	-	-
Finished goods and stores at net realisable value		3.4	3.0	-	-
		15.3	14.0	-	-
10 Other assets (current)					
Rental in advance		11.3	16.6	-	-
Prepayments		18.2	17.4	2.6	0.3
Loans pursuant to employee share plan (a)		2.1	2.9	2.1	2.9
Development costs (b)		2.2	-	2.2	-
Loans - other		-	2.1	-	2.1
Other		0.2	0.1	-	-
Assets held for resale at cost (c)		29.8	52.0	-	-
		63.8	91.1	6.9	5.3

(a) Loans pursuant to employee share plan mature at either five years from the date of the loan or cessation of employment. Refer Note 32 for the terms of these loans.

(b) Costs incurred to date in relation to the bid for the Singapore Integrated Resort. In the event that Tabcorp is unsuccessful these costs will be expensed.

(c) Assets held for resale at cost comprise of surplus land in Queensland. (2004: Land and the Queensland monitoring business assets).

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
11 Receivables (non-current)					
Amounts receivable from controlled entities		-	-	2,339.4	1,115.0
12 Other financial assets (non-current)					
Shares in controlled entities - at cost		-	-	3.3	3.3
13 Property, plant and equipment					
Land and buildings:					
Freehold land					
- at cost		99.6	117.8	-	-
Buildings:					
- at cost		716.7	698.9	-	-
- accumulated depreciation		(46.5)	(33.8)	-	-
		670.2	665.1	-	-
Total land and buildings, net	(a)	769.8	782.9	-	-
Capital works in progress:					
- at cost		45.9	4.1	8.6	-
Leasehold improvements:					
- at cost		317.9	285.4	-	-
- accumulated depreciation		(41.5)	(24.3)	-	-
Total leasehold improvements, net		276.4	261.1	-	-
Consumables:					
- at cost		9.9	9.9	-	-
- accumulated depreciation		(4.9)	(4.9)	-	-
Total consumables, net		5.0	5.0	-	-
Plant and equipment:					
- at cost		1,006.7	886.3	11.8	11.2
- accumulated depreciation		(598.2)	(527.1)	(8.7)	(7.8)
Total plant and equipment, net		408.5	359.2	3.1	3.4
		1,505.6	1,412.3	11.7	3.4

(a) Independent valuations of applicable freehold land and buildings were carried out as at 30 June 2004 in accordance with the economic entity's policy of obtaining an independent valuation of land and buildings at least every three years. In addition, independent valuations of freehold land and buildings of Tab Ltd were obtained as at July 2004 pursuant to the acquisition of Tab Ltd. These valuations are on the basis of the open market value of the properties concerned in either their existing use or alternative use where the properties are identified as not long term operational assets.

	$m
Amount of the valuations - consolidated	1,189.6

13 Property, plant and equipment (continued)

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Freehold land	Buildings	Leasehold improvements	Consumables	Capital works in progress	Plant and equipment
	$m	$m	$m	$m	$m	$m
2005 - Consolidated						
Carrying amount at beginning of year	117.8	665.1	261.1	5.0	4.1	359.2
Additions	-	1.1	8.1	-	44.6	65.7
Additions through acquisition of entities	5.5	48.9	24.6	-	10.8	98.1
Reclassification	1.1	0.6	-	-	(7.3)	5.6
Disposals/write down	(7.0)	(32.2)	-	-	(6.3)	(15.2)
Transfer to assets held for resale	(17.8)	-	-	-	-	-
Depreciation / amortisation expense	-	(13.3)	(17.4)	-	-	(104.9)
Carrying amount at end of year	99.6	670.2	276.4	5.0	45.9	408.5
2005 - Tabcorp Holdings Limited						
Carrying amount at beginning of year	-	-	-	-	-	3.4
Additions	-	-	-	-	8.4	1.3
Reclassification	-	-	-	-	0.2	(0.2)
Disposals	-	-	-	-	-	(0.1)
Depreciation / amortisation expense	-	-	-	-	-	(1.3)
Carrying amount at end of year	-	-	-	-	8.6	3.1

		Consolidated		Tabcorp Holdings	
	Note	2005 $m	2004 $m	2005 $m	2004 $m
14 Intangible assets - licences					
Victorian wagering and gaming licence at cost	1(j)	597.2	597.2	597.2	597.2
NSW wagering licence:					
- at cost	1(j)	339.2	-	-	-
- accumulated amortisation		(3.7)	-	-	-
		335.5	-	-	-
Casino licence:					
- at cost	1(j)	256.0	256.0	-	-
- accumulated amortisation		(27.3)	(24.7)	-	-
		228.7	231.3	-	-
Keno licence:					
- at cost	1(j)	43.7	43.7	-	-
- accumulated amortisation		(3.8)	(1.6)	-	-
		39.9	42.1	-	-
Other licences:					
- at cost	1(j)	-	0.3	-	-
- accumulated amortisation		-	(0.3)	-	-
		-	-	-	-
		1,201.3	870.6	597.2	597.2

Notes

to and forming part of the Financial Statements for the year ended 30 June 2005

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
15 Intangible assets - other					
Goodwill (i):					
- at cost		3,452.9	1,405.8	-	-
- accumulated amortisation		(285.3)	(125.3)	-	-
		3,167.6	1,280.5	-	-
Rights to management agreement (i) :	1(k)				
- at cost		-	258.2	-	-
- accumulated amortisation		-	(10.3)	-	-
		-	247.9	-	-
Customer contracts and relationships:	1(k)				
- at cost		2.9	-	-	-
- accumulated amortisation		(0.2)	-	-	-
		2.7	-	-	-
Brand names at cost	1(k)	105.9	-	-	-
Broadcast rights at cost	1(k)	6.5	-	-	-
Media content at cost	1(k)	24.1	-	-	-
		3,306.8	1,528.4	-	-

(i) The Star City Casino Complex Management Agreement was terminated on 29 June 2005. The unamortised balance of $245.1 million at that date was reclassified to goodwill.

16 Deferred tax assets

	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Future income tax benefits	84.9	105.7	84.9	105.7
Future income tax benefit comprises the estimated future benefit at current income tax rates on the following items:				
- tax losses carried forward	-	0.9	-	0.9
- timing differences	84.9	104.8	84.9	104.8
	84.9	105.7	84.9	105.7
Future income tax benefit not taken to account				
Future income tax benefit arising from tax losses of a controlled entity not recognised at reporting date as realisation of the benefit is not regarded as virtually certain	2.9	-	2.9	-

This future income tax benefit will only be obtained if:

(a) future assessable income is derived of a nature and an amount sufficient to enable the benefit to be realised;

(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
17 Other assets (non-current)					
Prepayments		10.1	5.6	-	-
Rental in advance		16.6	25.8	-	-
Loans to executive directors	37(f)	6.0	6.1	6.0	6.1
Loans pursuant to employee share plan (a)		22.3	30.0	22.3	30.0
Loans - other		1.5	-	-	-
Acquisition costs (b)		-	5.8	-	-
Other		1.0	0.1	-	-
		57.5	73.4	28.3	36.1

(a) Loans pursuant to employee share plan mature at either five years from the date of the loan or cessation of employment. Refer Note 32 for the terms of these loans.

(b) As at 30 June 2004, costs relating to the acquisition of Tab Limited were recognised as an asset as these costs were incidental to the acquisition. In the current year these costs have been included in the goodwill for Tab Limited as the acquisition has been finalised.

18 Payables (current)

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Trade creditors and accrued expenses - unsecured		305.5	193.9	6.2	6.5
Amounts due to controlled entities		-	-	173.5	103.9
		305.5	193.9	179.7	110.4

19 Interest bearing liabilities (current)

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Bank loans					
- unsecured	20	390.0	604.0	-	-
- secured	20	-	138.0	-	-
		390.0	742.0	-	-

(2004: Details of the security relating to the bank loans is disclosed in Note 20.)

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
20 Financing arrangements					
The economic entity has access to the following financing facilities:					
General requirements:					
Unsecured bank revolving & term loan facilities	19, 25	1,550.0	3,464.0	-	-
Amount of facilities unused	25	405.0	1,730.0	-	-
Star City:					
Secured bank loan facilities	19	-	200.0	-	-
Amount of facilities unused	19	-	42.1	-	-

General requirements

The facilities consisted of:
2005:
- a $265 million syndicated revolving facility expiring 19 October 2005;
- a $375 million syndicated revolving facility expiring 1 April 2008;
- a $260 million syndicated revolving facility expiring 1 April 2010;
- a $125 million revolving facility expiring 19 October 2005;
- a $180 million revolving facility expiring 1 April 2008;
- a $145 million revolving facility expiring 1 April 2010; and
- a $200 million revolving facility expiring 29 March 2010.

2004:
- a $265 million syndicated revolving facility expiring 20 October 2004;
- a $375 million syndicated revolving facility expiring 21 October 2006;
- a $610 million syndicated revolving facility expiring 21 October 2008;
- a $214 million syndicated term facility expiring 20 October 2004;
- a $125 million revolving facility expiring 20 October 2004;
- a $180 million revolving facility expiring 21 October 2006;
- a $295 million revolving facility expiring 21 October 2008; and
- a $1,400 million syndicated term facility expiring 13 May 2005.

Each of the above facilities is subject to a negative pledge agreement under which the economic entity undertakes to comply with financial undertakings as to its tangible net worth, gearing and interest cover, except for the private placements.

Star City facilities

The Star City facilities were repaid during the year.

The facilities were secured by charges over assets (as detailed below), undertakings and cash flows of Star City.

	Consolidated 2005 $m	Consolidated 2004 $m
The carrying amount of non-current assets pledged as security:		
- Property, plant and equipment	-	617.5

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m

21 Current tax liabilities

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Taxation		32.2	35.8	25.9	31.7

22 Provisions (current)

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Employee benefits	32	50.4	31.3	2.0	1.7
Workers' compensation (a)		13.1	12.5	-	-
Surplus lease space (b)	33(b)	2.2	2.7	-	-
Management agreement - Gold Coast and Brisbane casinos (c)		18.4	19.3	-	-
Restructuring costs (d)		10.0	5.0	-	-
Other (e)		35.1	5.4	-	-
		129.2	76.2	2.0	1.7

Reconciliations

Reconciliations of the carrying amounts of each class of provision, including non-current provisions (refer Note 27), except for employee benefits, at the end of the current financial year are set out below.

	Consolidated 2005 $m	Tabcorp Holdings 2005 $m
(a) Workers' compensation		
Carrying amount at beginning of year	12.5	-
Provisions made during the year	5.9	-
Payments made during the year	(5.3)	-
Carrying amount at the end of the year	13.1	-
(b) Surplus lease space		
Carrying amount at beginning of year	7.1	-
Provisions made during the year	1.2	-
Payments made during the year	(3.1)	-
Carrying amount at the end of the year	5.2	-
(c) Management agreement - Gold Coast and Brisbane casinos (refer Note 1(r))		
Carrying amount at beginning of year	101.3	-
Provisions made during the year	-	-
Payments made during the year	(19.3)	-
Carrying amount at the end of the year	82.0	-
(d) Restructuring costs		
Carrying amount at beginning of year	5.0	-
Provisions made during the year	9.8	-
Payments made during the year	(4.8)	-
Carrying amount at the end of the year	10.0	-
(e) Other		
Carrying amount at beginning of year	5.4	-
Increase through acquisition of entity (i)	28.1	-
Provisions made during the year	2.7	-
Payments made during the year	(1.1)	-
Carrying amount at the end of the year	35.1	-

(i) Includes $23.8 million in relation to the acquisition of Jupiters Limited.

Notes

to and forming part of the Financial Statements for the year ended 30 June 2005

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
23 Other liabilities (current)					
Deferred revenue		13.9	1.2	-	-
24 Payables (non-current)					
Amounts due to controlled entities		-	-	23.5	23.5
25 Interest bearing liabilities (non-current)					
Bank loans - unsecured	20	755.0	1,130.0	-	-
Medium term notes: (i)					
- fixed interest rate		385.0	-	-	-
- floating interest rate		65.0	-	-	-
Private placement: (ii)					
- US dollar (iii)		838.6	-	-	-
- Australian dollar		100.0	-	-	-
		2,143.6	1,130.0	-	-

(i) These notes mature in October 2011.

(ii) The terms of these notes are: December 2014, December 2016 and December 2019.

(iii) US dollar proceeds of $625 million converted into Australian dollars through cross currency swaps. Amount stated includes the effects of such swaps.

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
26 Deferred tax liabilities					
Provision for deferred income tax - timing difference		113.1	82.8	84.6	54.2
27 Provisions (non-current)					
Employee benefits	32	17.0	21.0	0.9	0.6
Surplus lease space	33(b)	3.0	4.4	-	-
Management agreement - Gold Coast and Brisbane casinos		63.6	82.0	-	-
		83.6	107.4	0.9	0.6

Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee benefits, at the end of the current financial year are set out in Note 22.

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m

28 Other liabilities (non-current)

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Deferred revenue		0.2	0.6	-	-

29 Contributed equity

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Issued and paid up capital:					
Ordinary shares, fully paid		3,074.6	1,752.9	3,074.6	1,752.9

(a) Movements in ordinary share capital:

	2005 Number of shares	2005 $m	2004 Number of shares	2004 $m
Beginning of the financial year	423,483,461	1,752.9	365,556,521	1,137.8
Issued during the year				
- to directors and executives from the exercise of options (i)	500,000	6.3	-	-
- to employees under the employee share plan (ii)	-	-	1,295,200	14.3
- to shareholders under the dividend reinvestment plan	9,780,673	149.2	5,363,823	61.1
- to underwriter under the dividend reinvestment plan	-	-	2,839,843	33.2
- as consideration for acquisitions (iii)	90,154,731	1,175.6	48,428,074	512.2
less transaction costs	-	(9.4)	-	(5.7)
	523,918,865	3,074.6	423,483,461	1,752.9

(i) refer Note 32 for details of options exercised by certain directors and executives.

(ii) refer Note 32 for details of the employee share plan.

(iii) part consideration for acquisition of Tab Limited (2004: Jupiters Limited). Refer Note 34(d).

(b) Ordinary shares

There is only one class of share (ordinary shares) on issue. These ordinary shares entitle the holder to participate in dividends and proceeds on winding up of the company in proportion to the number and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(c) Options

Note 32 provides details of options granted to certain directors and executives and shares issued on exercise of options.

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
30 Retained profits					
Retained profits at the beginning of the financial year		223.1	182.1	73.5	16.1
Net profit attributable to members of the parent entity		368.8	311.0	369.6	327.4
Dividend paid	5	(393.3)	(270.0)	(393.3)	(270.0)
Retained profits at the end of the financial year		198.6	223.1	49.8	73.5
31 Outside equity interest					
Reconciliation of outside equity interest in controlled entities (i):					
Opening balance		-	-	-	-
Outside equity interest on initial acquisition		186.3	-	-	-
Add share of operating profit		2.0	-	-	-
Outside equity interest acquired by the economic entity		(188.3)	-	-	-
Closing balance		-	-	-	-

(i) Shares in Tab Limited were acquired during the period July 2004 to September 2004 when 100% equity interest was achieved.

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
32 Employee benefits					
AGGREGATE EMPLOYEE BENEFITS, INCLUDING ON-COSTS					
Included in trade creditors and accrued expenses - current	18	21.1	23.4	2.9	3.3
Provision for employee benefits - current	22	50.4	31.3	2.0	1.7
Provision for employee benefits - non-current	27	17.0	21.0	0.9	0.6
		88.5	75.7	5.8	5.6
EMPLOYEE NUMBERS					
Number of employees at 30 June (full time equivalent employees)		8,464	7,592	100	75

EQUITY-BASED PLANS

Tabcorp employee share plans have been established and approved by shareholders which enable eligible employees to acquire shares in the parent entity. These plans operate under the titles General Employee Share Plan (GESP), Senior Executive Long Term Incentive Plan (SELTIP), Employee Deferred Share Plan (EDSP), Short Term Performance Plan (STPP) and the Long Term Performance Plan (LTPP). The maximum number of shares that can be outstanding at any time under these plans is limited to 5% of the issued capital of the parent entity.

32 Employee benefits (continued)

The GESP and SELTIP plans ceased being offered to employees in 2003, but continue to operate until participation in these plans ceases. These plans were replaced by the EDSP, STPP and LTPP plans which were approved by shareholders at the 2003 Annual General Meeting.

Loans pursuant to the GESP mature at either five years from the date of the loan or cessation of employment and loans pursuant to the SELTIP mature upon cessation of employment. Interest is charged on certain loans at the rate of 4% (2004: 4%). Loans are repaid either through salary deductions or dividends.

Details of all employee share plans for the parent entity are as follows:

Ordinary shares (number)	(a) 2005	(b) 2005	(a) 2004	(b) 2004
Total number issued to employees during the year ('000)	261	500	1,395	-
Total number issued to employees since commencement of the plan ('000)	11,932	4,500	11,671	4,000
Total number that have become available for purchase since commencement of the plan ('000)	35,016	4,500	34,755	4,000
Purchase entitlements not taken up by employees are not available at balance date for purchase.				
Total number of employees eligible to participate in plans at balance date	4,878	1	2,893	1
Total number of employees participating in plans at balance date	1,207	1	757	1
Total market value, at date of issue, of issues during the year ($'000)	4,188	7,395	15,742	-
Proceeds received from issues during the year ($'000)	3,577	6,305	15,375	-

(a) shares issued to employees

(b) shares issued to executive directors under service agreements.

General Employee Share Plan (GESP)

The objective of this plan was to provide the opportunity for eligible employees to own shares in the parent entity and align the interests of employees with those of shareholders. This plan enabled eligible employees to receive a loan from the parent entity to acquire shares at the market price at the time the shares were allocated. The plan ceased being offered to employees in 2003, however the remaining loans are not due to mature until September 2008 at the latest.

Senior Executive Long Term Incentive Plan (SELTIP)

Senior executives were provided with loans from the company for the purpose of acquiring shares pursuant to the company's SELTIP. This plan ceased being offered to employees in 2003, but continues to operate until participation in this plan ceases.

Both the GESP and the SELTIP were replaced with the LTPP and EDSP, as approved by shareholders at the 2003 Annual General Meeting.

Employee Deferred Share Plan (EDSP)

This plan was approved by shareholders at the 2003 Annual General Meeting and was implemented immediately following the announcement of the annual results in August 2004. This plan supersedes the previous GESP plan. The key objective of the plan is to provide all eligible permanent employees with the opportunity to own shares in the company and to encourage alignment of the interest of employees with those of shareholders. This plan enables all eligible permanent employees to acquire fully paid Tabcorp shares, subject to the terms and conditions of the plan, in a tax deferred manner as provided for under Australian taxation rules for employee share schemes. Under the plan, participants elect to salary sacrifice a minimum of $1,000 per annum, which is used to purchase Tabcorp shares in quarterly instalments at the market value (determined by a volume weighted average share price over five trading days) at the time of the share allocation.

Notes

to and forming part of the Financial Statements for the year ended 30 June 2005

32 Employee benefits (continued)

Short Term Performance Plan (STPP)

The STPP was implemented during 2003 for senior executives, and replaced previous bonus schemes with effect 30 June 2004. The STPP is designed to reward for individual performance and company performance using a balanced scorecard of measures that align to, and are supportive of Tabcorp's annual strategic objectives.

Based on the reward mix approved at the Annual General Meeting in 2003, each participant of the STPP, has an entitlement to receive a fixed percentage of their Total Employment Cost, subject to review and assessment based on an individual balanced scorecard of measures. A Funding Multiplier is then applied to this assessment, which leverages the incentive payment based on a combination of Tabcorp and Divisional profitability.

The Balanced Scorecard of Measures applied for the 2004/05 financial year comprised: Customer "superior gambling experience & entertainment experience for customers"; Organisation "Process/operational, regulatory compliance and positive company image"; People & Leadership "Great place to work"; Financial "Superior Shareholder returns"; Project "Significant strategic project impacting company performance", which for the 2004/05 financial year comprised the individual accountability to ensure the successful integration of the Jupiters Limited and Tab Limited business with Tabcorp.

The short term incentive strategy adopted is consistent with market best practice in respect of maintaining the fixed component of remuneration, and providing the ability to be rewarded for superior individual and company performance.

Executives who are participants of the STPP have the opportunity to voluntarily sacrifice part or all of the award into deferred shares, known as a medium term incentive.

The shares will be subject to a three year disposal restriction from the date of allocation. For the executive group a mandatory percentage of the award will be delivered as Deferred Shares, which is subject to review on an annual basis.

Long Term Performance Plan (LTPP)

The LTPP is part of the reward strategy to redefine and reinforce performance in Tabcorp in support for its strategic direction and objectives, and act as a catalyst to strengthen the focus on performance. The LTPP replaced all other long term incentive plans with effect 1 November 2003.

The first allocation under the LTPP was made on 1 December 2003, and consisted of both Performance Options and Share Rights, based on the approved reward mix to apply at each of the management levels. Subsequent annual allocations will be made immediately following the disclosure of the annual results, around 1st September each year.

Allocations under this plan are restricted to General Manager level and above.

A mix of Performance Options and Share Rights was determined as the most appropriate reward vehicle in the delivery of the new reward strategy. Performance options are particularly appropriate to a growth strategy and targeted at the most senior executive levels where 'line of sight' to value creation is greatest. Share rights provide an efficient mechanism to align employee and shareholder interest.

The Performance Options and Share Rights will vest based on meeting time-based vesting conditions and performance-based vesting conditions over a 3 to 5 year timeframe that aligns with Tabcorp's long term business strategy and accords with the expectations of the Australian Shareholder bodies.

The performance hurdle to be attached to both Performance Options and Share Rights measure Tabcorp's total shareholder return (TSR) ranking against a peer group of companies, being the one hundred largest ASX listed companies based on market capitalisation (excluding property trusts, infrastructure groups and mining companies).

Options granted under a Service Agreement; and Performance Options, Share Rights granted under a Long Term Performance Plan

The parent entity granted share options to certain executive directors under Service Agreements to acquire ordinary shares in Tabcorp Holdings Limited.

These options become exercisable either before a due date or through the satisfaction of certain performance hurdles.

The parent entity has granted performance options and share rights to certain executive employees under a LTPP to acquire ordinary shares in Tabcorp Holdings Limited. These options and rights vest at annual intervals through the satisfaction of certain performance hurdles during a two year period commencing three years after grant date and are exercisable up until the seventh anniversary after grant date. Upon termination of employment (other than at the discretion of the Board in special circumstances) all options and rights that have not vested will lapse. Set out below are summaries of options and rights granted under Service Agreements and Long Term Performance Plans.

32 Employee benefits (continued)

Grant Date	Note	Exercise Expiry Date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number
Consolidated and Tabcorp Holdings - 2005								
OPTIONS:								
7 October 2002	(i)(a)(e)	7 October 2005	$12.61	1,500,000	-	500,000	-	1,000,000
7 October 2002	(i)(b)(e)	7 October 2010	$12.61	1,000,000	-	-	-	1,000,000
1 December 2003	(ii)(c)(e)	1 December 2010	$11.23	1,385,067	-	56,434	60,702	1,267,931
7 September 2004	(ii)(c)(e)	7 September 2011	$14.54	-	1,248,815	27,567	30,668	1,190,580
3 March 2005	(ii)(c)(d)	3 March 2012	$17.03	-	84,605	-	-	84,605
				3,885,067	1,333,420	584,001	91,370	4,543,116
SHARE RIGHTS:								
1 December 2003	(ii)(c)(e)	1 December 2010	Nil	190,365	-	9,130	12,399	168,836
7 September 2004	(ii)(c)(e)	7 September 2011	Nil	-	176,205	3,792	6,257	166,156
3 March 2005	(ii)(c)(e)	3 March 2012	Nil	-	15,842	-	-	15,842
				190,365	192,047	12,922	18,656	350,834
Consolidated and Tabcorp Holdings - 2004								
OPTIONS:								
1 July 1999	(i)	30 June 2004	$10.18	805,500	-	-	805,500	-
7 October 2002	(i)(b)(d)	7 October 2005	$12.61	1,500,000	-	-	-	1,500,000
7 October 2002	(i)(c)(d)	7 October 2010	$12.61	1,000,000	-	-	-	1,000,000
1 December 2003	(ii)(c)(e)	1 December 2010	$11.23	-	1,435,791	-	50,724	1,385,067
				3,305,500	1,435,791	-	856,224	3,885,067
SHARE RIGHTS:								
1 December 2003	(ii)(c)(e)	1 December 2010	Nil	-	200,728	-	10,363	190,365

(i) - options granted under a Service Agreement

(ii) - performance options and share rights granted under the LTPP

(a) The options vested at grant date.

(b) These options can only be exercised if certain annual and cumulative benchmarks are achieved. At reporting date 50,000 options were exercisable.

(c) These options and rights can only be exercised if certain annual and cumulative benchmarks are achieved. At reporting date these options and rights had not yet vested.

(d) These options are not considered dilutive, and are excluded from the calculation of diluted earnings per share.

(e) These options and rights are considered potential ordinary shares. The weighted number of potential ordinary shares used in the calculation of diluted earnings per share in Note 6 is 1,240,264 (2004: 182,622).

Notes

to and forming part of the Financial Statements for the year ended 30 June 2005

32 Employee benefits (continued)

Options exercised during the financial year and previous financial year and number of shares issued to executive directors on the exercise of options.

		Consolidated		Tabcorp Holdings	
Exercise Date	Fair value of shares at exercise date	2005 Number	2004 Number	2005 Number	2004 Number
27 August 2004	$14.79	500,000	-	500,000	-

The fair value of shares issued on the exercise of options is the closing price at which the company's shares were traded on the Australian Stock Exchange on the day the options were exercised.

	2005	2004	2005	2004
Options vested at the reporting date	1,050,000	1,500,000	1,050,000	1,500,000

	Consolidated		Tabcorp Holdings	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Aggregate proceeds received from executive directors on the exercise of options and recognised as issued capital	6,305	-	6,305	-
Fair value of the shares issued to executive directors on the exercise of options as at their issue date	7,395	-	7,395	-

Fair value of options and rights

The options and rights have been independently valued at the date of grant using a Monte-Carlo simulation-based model which uses the Binomial Tree or Black Scholes methodology.

The assumptions underlying the options & rights valuations are:

Grant date	Expiry date	Tabcorp share price at date of grant $	Expected volatility in share price	Expected dividend yield	Risk free interest rate	Value per option $	Value per right $
7-Oct-02	7-Oct-05	12.11	20.7%	5.2%	4.99%	0.93	-
7-Oct-02	7-Oct-10	12.11	20.7%	5.2%	5.14%	1.51	-
1-Dec-03	1-Dec-10	11.19	19.8%	6.0%	5.98%	1.31	5.65
7-Sep-04	7-Sep-11	14.57	16.0%	4.9%	5.53%	1.81	8.72
3-Mar-05	3-Mar-12	16.81	16.0%	4.5%	5.56%	2.16	10.29

The expected share volatility reflects the assumption that the historical volatility is indicative of future trends. The dividend yield reflects the assumption that the current dividend payout ratio will continue with no anticipated increases. The risk free interest rate is the zero coupon interest rate derived from government bond market interest rates on the valuation date and vary according to each maturity date. The 7 October 2002 rate of 5.14% above is an average of the rates used to value each of the four tranches that comprise the issue.

Superannuation funds

On 1 May 2005, the economic entity merged the three superannuation funds covering its employees and the employees of controlled entities, being the Tabcorp Superannuation Fund, Jupiters Limited Superannuation Fund and Tab Limited Staff Superannuation Fund. The three superannuation funds were merged into a Sub-Plan within the AMP SignatureSuper Master Trust, known as the Tabcorp Superannuation Plan.

The Tabcorp Superannuation Plan comprises:

(a) a defined benefit section (closed to new entrants): providing benefits based on salary and length of service; and

(b) an accumulation section: providing benefits based on contributions accumulated with interest.

32 Employee benefits (continued)

In addition, the economic entity contributes superannuation on behalf of some employees to Industry Funds as required by Enterprise Agreements.

Prior to 1 July 2003, the economic entity also maintained the Tabcorp Staff Superannuation Fund, which merged with the Tabcorp Superannuation Fund (the TS Fund) on 1 July 2003. An actuarial review of the TS Fund was carried out effective at 1 July 2003 by Mr A Sach, FIAA, of Mercer Human Resource Consulting Pty Ltd, which confirmed that the TS Fund held sufficient assets to meet any benefits that would have been vested under the TS Fund in the event of termination of the TS Fund or the voluntary or compulsory termination of employment of each employee.

An actuarial review of the Tabcorp Superannuation Plan will be undertaken as at 1 May 2005 by the Fund's Actuary, Mr John Smith of The Heron Partnership, who was appointed following the merger of the three superannuation funds. The review will be completed following the final review of member account balances within the Tabcorp Superannuation Fund.

The Jupiters Limited Superannuation Fund and Tab Limited Staff Superannuation Fund provide accumulation-style benefits only and accordingly, an actuarial review of those Funds has not previously been required.

Tabcorp Holdings Limited and its controlled entities are obliged to contribute to superannuation funds as a consequence of legislation or trust deeds; legal enforceability is dependent on the terms of the legislation and the trust deeds. The rate of payment of contributions to the funds is based on legislative requirements and advice from the actuary.

The information disclosed at the last actuarial review undertaken of the TS Fund is as follows:

	Tabcorp Superannuation Fund $m
At 1 July 2003	
Fund assets at market value	87.7
Accrued benefits	79.5
Excess of fund assets over accrued benefits	8.2

Information disclosed in the most recent audited financial statements of the previous Funds is as follows:

	Tabcorp Superannuation Fund $m	Tabcorp Staff Superannuation Fund $m	Total $m
At 30 June 2004			
Fund assets at market value	98.0	-	98.0
Vested benefits	92.1	-	92.1
At 30 June 2003			
Fund assets at market value	36.0	51.7	87.7
Vested benefits	32.9	51.4	84.3

Notes

to and forming part of the Financial Statements for the year ended 30 June 2005

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
33 Commitments					
(a) CAPITAL EXPENDITURE COMMITMENTS					
Contracted but not provided for and payable:					
Not later than one year		20.8	13.3	0.5	0.2
Later than one year but not later than five years		6.2	3.8	6.2	-
		27.0	17.1	6.7	0.2
(b) OPERATING LEASE COMMITMENTS					
Contracted but not provided for and payable:					
Not later than one year		30.9	12.7	2.2	2.3
Later than one year but not later than five years		67.4	31.9	1.5	3.7
Later than five years		104.0	97.0	-	-
		202.3	141.6	3.7	6.0
Non-cancellable sub-leases exist in relation to the operating lease commitments disclosed above with the following future minimum lease payments contracted to be received:					
Not later than one year		1.4	0.4	-	-
Later than one year but not later than five years		4.5	1.4	-	-
		5.9	1.8	-	-
Surplus lease space exists in relation to operating lease commitments disclosed above, in respect of which a liability has been recognised in the financial statements as follows:					
Current provisions	22	2.2	2.7	-	-
Non-Current provisions	27	3.0	4.4	-	-
		5.2	7.1	-	-
The consolidated entity leases property under operating leases expiring from one to ninety years.					
Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental.					
Contingent rentals are based on either movements in the Consumer Price Index or are subject to market rate review.					
(c) OPERATING EXPENDITURE COMMITMENTS					
Contracted but not provided for and payable (i):					
Not later than one year		18.1	-	-	-
Later than one year but not later than five years		79.5	-	-	-
Later than five years		72.8	-	-	-
		170.4	-	-	-

(i) long term contracts for telecommunication services and racing club broadcast rights.

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m

34 Notes to the statement of cash flows

(a) Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, deposits at call and bank accepted bills, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Cash	7	206.2	197.1	0.4	4.8

(b) Reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities

	Note	Consolidated 2005 $m	Consolidated 2004 $m	Tabcorp Holdings 2005 $m	Tabcorp Holdings 2004 $m
Profit from ordinary activities after income tax		370.8	311.0	369.6	327.4
Add/(less) items classified as investing/ financing activities:					
Profit on sale of property, plant and equipment		(2.6)	(0.2)	(0.1)	(0.1)
Loss on sale of controlled entity		1.2	-	-	-
Profit on sale of businesses		(1.1)	-	-	-
Add/(less) non-cash income and expense items:					
Depreciation expense		124.3	92.3	0.8	1.7
Amortisation expense		171.5	66.7	-	-
Write-off of property, plant & equipment		-	0.1	-	-
Net cash provided by operating activities before change in assets and liabilities		664.1	469.9	370.3	329.0
Change in assets and liabilities:					
(Increase)/decrease in:					
- trade and sundry debtors		20.2	(10.5)	(0.4)	0.6
- inventories		(0.3)	1.0	-	-
- prepayments		9.1	7.3	(2.3)	0.2
- accrued interest income		(0.4)	0.2	-	-
- amounts receivable from controlled entities		-	-	96.7	(215.5)
- future income tax benefits		13.8	(6.7)	20.8	(103.1)
- other assets		4.9	-	2.1	-
(Decrease)/increase in:					
- trade creditors and accrued expenses		(14.0)	2.7	0.4	4.9
- amounts due to controlled entities		-	-	-	56.3
- provisions		(12.3)	(18.6)	0.6	(2.6)
- provision for deferred income tax		(20.2)	5.8	30.4	53.9
- provision for income tax		(14.9)	(11.4)	(5.8)	31.7
- deferred revenue		12.5	0.9	-	-
Net cash provided by operating activities		662.5	440.6	512.8	155.4

	Consolidated 2005 $m	Consolidated 2004 $m

34 Notes to the statement of cash flows (continued)

(c) Non-cash financing and investing activities

Under the terms of the dividend reinvestment plan, $149.2 million (2004: $61.1 million) of dividends were paid via the issue of 9,780,673 shares (2004: 5,363,823 shares).

(d) Acquisition of controlled entities

	2005 $m	2004 $m
Details of the acquisitions are as follows (i) (ii):		
Consideration	(2,137.7)	(1,102.6)
Net cash acquired	45.7	104.0
Shares issued by Tabcorp Holdings Limited (non-cash) (iii) (iv)	1,175.6	512.2
Other non-cash consideration	2.3	1.6
Reduction in purchase price (non-cash)	-	(5.0)
Outflow of cash	(914.1)	(489.8)
Fair value of net assets of entities acquired:		
Net cash	45.7	104.0
Receivables	16.3	27.8
Other assets	201.3	18.7
Inventory	2.8	10.3
Property, plant and equipment	187.9	683.0
Intangible assets - licences	339.2	43.7
Intangible assets - other	139.4	-
Deferred tax assets	15.2	66.1
Payables	(137.0)	(82.8)
Current tax liabilities	(14.9)	(3.1)
Interest bearing liabilities - reset preference shares	-	(190.2)
Interest bearing liabilities - other	(350.0)	(282.1)
Provisions (v)	(18.5)	(341.6)
Deferred tax liabilities	(50.5)	-
Minority interest adjustment	2.0	-
	378.9	53.8
Goodwill on acquisition	1,758.8	1,048.8
Consideration (total)	2,137.7	1,102.6
Less non-cash consideration	(1,177.9)	(508.8)
Consideration (cash)	959.8	593.8

(i) 2005 - Shares in Tab Limited were acquired during the period July 2004 to September 2004, when 100% equity interest was achieved.

(ii) 2004 - On 31 October 2003 the consolidated entity purchased 100% of the ordinary shares of Jupiters Limited.

	Consolidated	
	2005 $m	2004 $m

34 Notes to the statement of cash flows (continued)

(iii) Shares issued in relation to the Tab Limited acquisition have been attributed a value of $13.04 per share, being the fair value estimate of the price at which the shares could have been placed in the market.

(iv) Shares issued in relation to the Jupiters Limited acquisition in the prior year have been attributed a value of $10.58 per share, being the fair value estimate of the price at which the shares could have been placed in the market.

(v) 2004 includes a provision of $116.0 million representing the fair value of the net liability payable by Jupiters Limited under a management agreement for the Gold Coast and Brisbane casinos, net of the fair value of the assets acquired, and a provision for dividends of $186 million in respect of dividends payable to the former shareholders of Jupiters Limited.

(e) Disposal of a controlled entity

In December 2004, the group disposed of 100% of its share capital in Jupiters Machine Gaming Pty Ltd. The operating results to that date have been included in consolidated operating profit.

	2005 $m	2004 $m
Details of the disposal are as follows:		
Proceeds on disposal:		
Consideration (cash)	41.8	-
The carrying amounts of assets and liabilities disposed of are:		
Receivables	1.7	-
Inventory	1.4	-
Assets held for resale	39.2	-
Deferred tax assets	1.9	-
Payables	(0.7)	-
Provisions	(0.5)	-
Net assets of entity sold	43.0	-
Loss on disposal	(1.2)	-

35 Segment information

The consolidated entity's primary format of segment reporting is on a business segment basis.

The consolidated entity has four main business segments:

- Wagering Totalizator and fixed odds betting activities.
- Gaming Gaming machine and Keno operations in licensed clubs and hotels.
- Casinos Casino operations including hotels, apartment complex, theatres, restaurants and bars.
- Media National and international broadcasting of racing and sporting events.

Effective 1 July 2004, Keno operations were transferred to the Gaming segment from the Wagering segment. 2004 comparatives have been adjusted accordingly.

The consolidated entity's business segments are located in, and provide services to one geographical segment, Australia.

Inter-segment pricing is determined on an arm's length basis.

Since 1 July 2004, corporate revenues, expenses, assets and liabilities are allocated to segments based on segment earnings before depreciation and amortisation (EBITDA) as a proportion of Group EBITDA. 2004 comparatives have been adjusted accordingly.

Notes

to and forming part of the Financial Statements for the year ended 30 June 2005

35 Segment information (continued)

	Wagering $m	Gaming $m	Casinos $m	Media $m	Unallocated $m	Elimination $m	Consolidated $m
2005 Consolidated							
Total operating revenues - external	1,319.8	1,029.5	1,272.0	93.4	45.9		3,760.6
Other revenues from ordinary activities - external	9.5	59.7	11.4	0.1	281.4		362.1
Intersegment revenue	-	2.7	2.9	34.0	-	(39.6)	-
Revenues from ordinary activities	1,329.3	1,091.9	1,286.3	127.5	327.3	(39.6)	4,122.7
Segment result (pre amortisation of goodwill)	199.0	260.8	393.8	37.1			890.7
Segment Result	**120.5**	**248.1**	**335.0**	**27.7**			**731.3**
Unallocated operating revenue (a)					45.9		45.9
Unallocated interest revenue					10.5		10.5
Unallocated other revenue (b)					270.9		270.9
Unallocated interest expense					(180.1)		(180.1)
Unallocated expenses (c)					(304.9)		(304.9)
Result from ordinary activities before income tax expense	120.5	248.1	335.0	27.7	(157.7)		573.6
Income tax expense							(202.8)
Outside equity interest							(2.0)
Net profit attributable to members of the parent entity							368.8
Depreciation and amortisation	124.6	34.4	128.4	15.6	2.8		305.8
Non cash expenses other than depreciation and amortisation	-	-	(0.4)	0.2			(0.2)
Segment assets	2,421.0	790.3	2,898.2	260.2	114.8		6,484.5
Segment liabilities	188.7	46.1	275.3	29.2	2,672.0		3,211.3
Acquisition of non-current assets	2,215.1	35.7	46.7	246.0	16.4		2,559.9

35 Segment information (continued)

	Wagering $m	Gaming $m	Casinos $m	Media $m	Unallocated $m	Elimination $m	Consolidated $m
2004 Consolidated							
Total operating revenues - external	446.2	933.5	1,062.5	-	20.6		2,462.8
Other revenues from ordinary activities - external	8.3	16.0	4.6	-	8.3		37.2
Intersegment revenue	-	-	2.7	-	(0.1)	(2.6)	-
Revenues from ordinary activities	454.5	949.5	1,069.8	-	28.8	(2.6)	2,500.0
Segment result (pre amortisation of goodwill)	74.1	229.3	321.3	-			624.7
Segment result	**74.0**	**220.1**	**271.3**	**-**			**565.4**
Unallocated operating revenue (a)					20.6		20.6
Unallocated interest revenue					6.2		6.2
Unallocated other revenue					2.1		2.1
Unallocated interest expense					(105.2)		(105.2)
Unallocated expenses					(18.1)		(18.1)
Result from ordinary activities before income tax expense	74.0	220.1	271.3	-	(94.4)	-	471.0
Income tax expense							(160.0)
Net profit attributable to members of the parent entity							311.0
Depreciation and amortisation	12.4	41.8	115.6	-	(0.8)		169.0
Non cash expenses other than depreciation and amortisation	0.1	(1.2)	2.7	-			1.6
Segment assets	330.2	915.9	2,961.2	-	138.6		4,345.9
Segment liabilities	64.0	66.5	252.5	-	1,986.9		2,369.9
Acquisition of non-current assets	23.6	318.3	1,489.8	-	47.7	-	1,879.4

(a) - represents the provision of field support and maintenance operations to the Australian information technology industry of $14.4 million (2004: $20.6 million) and the monitoring of electronic gaming in licensed pubs and clubs in NSW $31.5 million (2004: Nil). These businesses were sold during the year.

(b) - includes the proceeds from the sale of businesses and property, plant and equipment.

(c) - includes the written down value of property, plant and equipment sold of $62.3 million and businesses sold of $202.6 million

Notes

to and forming part of the Financial Statements for the year ended 30 June 2005

36 Controlled entities

The financial years of all controlled entities are the same as that of Tabcorp Holdings Limited.

Name of controlled entity	Note	Place of incorporation	Type of equity	2005 %	2004 %
Tabcorp Holdings Limited	(a)	Australia	-	-	-
Tabcorp Assets Pty Ltd	(a)	Australia	ordinary shares	100	100
Tabcorp Manager Pty Ltd	(a)	Australia	ordinary shares	100	100
Tabcorp Participant Pty Ltd	(a)	Australia	ordinary shares	100	100
Tabcorp (Queensland) Pty Ltd	(a)	Australia	ordinary shares	100	100
Tabcorp Online Pty Ltd	(a)	Australia	ordinary shares	100	100
Tabcorp International Pty Ltd (formerly Jupiters Technology Pty Ltd)	(a)	Australia	ordinary shares	100	100
Tabcorp Investments No.4 Pty Ltd	(a)(i)	Australia	ordinary shares	100	100
Tabcorp Issuer Pty Ltd		Australia	ordinary shares	100	100
Tabcorp Investments No.2 Pty Ltd		Australia	ordinary shares	100	100
Tabcorp International No.1 Pty Ltd	(b)	Australia	ordinary shares	100	-
Tabcorp International No.2 Pty Ltd	(b)	Australia	ordinary shares	100	-
Tabcorp International Services and Technology Pty Ltd	(b)	Australia	ordinary shares	100	-
Tabcorp Investments Pty Ltd	(c)	Australia	ordinary shares	100	100
Star City Holdings Limited	(c)(e)	Australia	ordinary shares	100	100
Star City Pty Ltd	(c)(e)	Australia	ordinary shares	100	100
Star City Entertainment Pty Ltd	(c)(e)	Australia	ordinary shares	100	100
Sydney Harbour Casino Properties Pty Ltd	(c)(e)	Australia	ordinary shares	100	100
Sydney Harbour Apartments Pty Ltd	(c)(e)	Australia	ordinary shares	100	100
Star City Investments Pty Ltd	(c)(e)	Australia	ordinary shares	100	100
Showboat Australia Pty Ltd	(c)	Australia	ordinary shares	100	100
Sydney Casino Management Pty Ltd		Australia	ordinary shares	100	100
Jupiters Limited		Australia	ordinary shares	100	100
Jupiters Trust		Australia	units	100	100
Breakwater Island Trust		Australia	units	100	100
Breakwater Island Limited		Australia	ordinary shares	100	100
Jupiters Custodian Pty Ltd		Australia	ordinary shares	100	100
Jupiters Gaming Pty Ltd		Australia	ordinary shares	100	100
Jupiters Machine Gaming Pty Ltd	(g)	Australia	ordinary shares	-	100
A.C.N. 082 231 383 Pty Ltd		Australia	ordinary shares	100	100
A.C.N. 082 760 610 Pty Ltd		Australia	ordinary shares	100	100
Jupiters Internet Gaming Pty Ltd		Australia	ordinary shares	100	100
jupiters.com Pty Ltd		Australia	ordinary shares	100	100
TAHAL Limited (formerly AWA Limited)	(d)	Australia	ordinary shares	100	100
Jupiters International Pty Ltd	(d)	Australia	ordinary shares	100	100
TAHA Wagering Systems Pty Ltd (formerly AWA Wagering Systems Pty Ltd)	(d)	Australia	ordinary shares	100	100
ATL Pty Ltd	(d)	Australia	A, B and preference shares	100	100

36 Controlled entities (continued)

Name of controlled entity	Note	Place of incorporation	Type of equity	2005 %	2004 %
TAHA Research and Development Pty Ltd (formerly AWA Research and Development Pty Ltd)	(d)	Australia	ordinary shares	100	100
TAHA Research Marketing Pty Ltd (formerly AWA Research Marketing Pty Ltd)	(d)	Australia	ordinary shares	100	100
TAHA Gaming Services Pty Ltd (formerly AWA Gaming Services Pty Ltd)	(d)	Australia	ordinary shares	100	100
TAHA Infosec Pty Ltd (formerly AWA Infosec Pty Ltd)	(d)	Australia	ordinary shares	100	100
Palatron Pty Ltd	(d)	Australia	ordinary shares	100	100
Syndicate (Co.1) Pty Ltd	(d)	Australia	ordinary shares	100	100
TAHAL Enterprises Pty Ltd (formerly AWA Enterprises Pty Ltd)	(d)	Australia	ordinary shares	100	100
TAHA Investor (No.2) Pty Ltd (formerly AWA Investor (No.2) Pty Ltd)	(d)	Australia	ordinary shares	100	100
TAHA Investor (No.4) Pty Ltd (formerly AWA Investor (No.4) Pty Ltd)	(d)	Australia	ordinary shares	100	100
TAHA Investor (No.5) Pty Ltd (formerly AWA Investor (No.5) Pty Ltd)	(d)	Australia	ordinary shares	100	100
TAHA Investor (No.6) Pty Ltd (formerly AWA Investor (No.6) Pty Ltd)	(d)	Australia	ordinary shares	100	100
TAHA Gaming Machines Pty Ltd (formerly AWA Gaming Machines Pty Ltd)	(d)	Australia	ordinary shares	100	100
AWA Enterprises Trust		Australia	units	100	100
AWA Infosec Trust		Australia	units	100	100
Jupiters Gaming (NSW) Pty Ltd		Australia	ordinary shares	100	100
Club Gaming Systems (Holdings) Pty Ltd		Australia	ordinary shares	100	100
The CGS Trust		Australia	units	100	100
TAHA Microelectronics Pty Ltd (formerly AWA Microelectronics Pty Ltd)		Australia	ordinary shares	100	100
TAHA New Media Pty Ltd (formerly AWA New Media Pty Ltd)		Australia	ordinary shares	100	100
Hotel Gaming Systems Pty Ltd		Australia	ordinary shares	100	100
Sunshinelink Pty Ltd		Australia	ordinary shares	100	100
Radcoy (No.1) Limited		Australia	ordinary shares	100	100
Expanse Electronics Limited	(h)	New Zealand	ordinary shares	-	100
Millers Mechanical Equipment (NZ) Limited	(h)	New Zealand	ordinary shares	-	100
Penchant Pty Ltd		Australia	ordinary and preference shares	100	100
Macquarie Syndication (No.1) Pty Ltd		Australia	ordinary and preference shares	100	100
TAHA Technology & Environmental Services Pty Ltd (formerly AWA Technology & Environmental Services Pty Ltd)		Australia	ordinary shares	100	100
Tab Limited	(j)	Australia	ordinary shares	100	-

Notes

to and forming part of the Financial Statements for the year ended 30 June 2005

36 Controlled entities (continued)

Name of controlled entity	Note	Place of incorporation	Type of equity	2005 %	2004 %
Data Monitoring Services (NSW) Pty Ltd	(j)	Australia	ordinary shares	100	-
e-Tab (NSW) Pty Ltd	(j)	Australia	ordinary shares	100	-
Thithpolanga Pty Ltd	(j)	Australia	ordinary shares	100	-
Sky Channel Pty Ltd	(j)	Australia	ordinary shares	100	-
Tab Employee Share Plan Pty Ltd	(j)	Australia	ordinary shares	100	-
2KY Marketing Pty Ltd	(j)	Australia	ordinary shares	100	-
Sky Channel Marketing Pty Ltd	(j)	Australia	ordinary shares	100	-
Sky Racing Productions Pty Ltd	(j)	Australia	ordinary shares	100	-
2KY Broadcasters Pty Ltd	(j)	Australia	ordinary shares	100	-
Sky Australia International Racing Pty Ltd	(j)	Australia	ordinary shares	100	-
Sky Racing Productions (NSW) Pty Ltd	(j)	Australia	ordinary shares	100	-

(a) These companies have entered into a deed of cross guarantee dated 8 June 1995 with Tabcorp Holdings Limited which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed in certain circumstances, including the winding up of that company. Tabcorp International Pty Ltd (formerly Jupiters Technology Pty Ltd) and Tabcorp Online Pty Ltd were approved to become a party to the Deed of Cross Guarantee on 13 November 2000. Tabcorp Investments No 4 Pty Ltd was approved to become party to the Deed of Cross Guarantee on 28 June 2005. In addition, as a result of the class order issued by the Australian Securities and Investments Commission, Tabcorp Assets Pty Ltd, Tabcorp Participant Pty Ltd and Tabcorp Investments No 4 Pty Ltd are relieved from the requirements to prepare financial statements.

The consolidated statement of financial performance and statement of financial position of all entities included in this class order 'closed group' are set out at footnote (k).

(b) Tabcorp International No.1 Pty Ltd was incorporated on 31 May 2005. Tabcorp International No.2 Pty Ltd and Tabcorp International Services and Technology Pty Ltd were incorporated on 1 June 2005.

(c) These companies have entered into a deed of cross guarantee dated 4 June 2001 with Tabcorp Investments Pty Ltd which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed in certain circumstances, including the winding up of that company. In addition, as a result of the class order issued by the Australian Securities and Investments Commission, Star City Holdings Limited, Star City Pty Ltd, Star City Entertainment Pty Ltd, Sydney Harbour Casino Properties Pty Ltd, Sydney Harbour Apartments Pty Ltd, Star City Investments Pty Ltd and Showboat Australia Pty Ltd are relieved from the requirements to prepare financial statements.

(d) These companies have entered into a deed of cross guarantee dated 12 June 1992 with AWA Limited which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed in certain circumstances, including the winding up of that company.

(e) These companies have provided a charge over their assets and undertakings and have entered into a guarantee and indemnity agreement as explained in Note 40(b) and (c).

(f) Tabcorp Superannuation Pty Ltd, Tabcorp Staff Superannuation Pty Ltd, Tab Superannuation Company Pty Ltd, Jupiters Superannuation Pty Ltd, TAHA Superannuation Pty Ltd, TAHA Superannuation (No. 2) Pty Ltd and TAHA Superannuation (No. 3) Pty Ltd are wholly owned subsidiaries of Tabcorp Holdings Limited, and are not considered to be controlled entities in accordance with section 50AA(4) of the Corporations Act (2001).

(g) This company was sold on 31 December 2004.

(h) These companies were deregistered on 19 April 2005.

(i) This company was incorporated on 2 March 2004.

(j) 100% interest was acquired in September 2005.

36 Controlled entities (continued)

(k) Financial information for class order closed group - entities denoted as (a) above.

Tabcorp Holdings Limited Closed Group Statement of Financial Performance for the year ended 30 June 2005	2005 $m	2004 $m
Profit from ordinary activities before income tax expense	615.3	412.7
Income tax expense relating to ordinary activities	(209.4)	(156.0)
Net profit attributable to members of the parent entity	405.9	256.7
Retained profits at the beginning of the financial year	97.4	110.8
Dividends provided for or paid	(393.3)	(270.1)
Retained profits at the end of the financial year	110.0	97.4
Tabcorp Holdings Limited Closed Group **Statement of Financial Position as at 30 June 2005**		
Cash assets	107.8	80.1
Receivables	20.4	308.1
Inventories	6.8	6.8
Other	23.4	15.7
Total current assets	158.4	410.7
Receivables	3,015.6	2,558.4
Other financial assets	2,137.7	-
Property, plant and equipment	144.5	123.6
Intangible assets - licences	597.2	597.2
Intangible assets - other	1.5	1.6
Deferred tax assets	84.9	106.0
Other	29.8	36.1
Total non-current assets	6,011.2	3,422.9
Total assets	6,169.7	3,833.6
Payables	313.8	92.5
Interest bearing liabilities	390.0	604.0
Current tax liabilities	29.0	34.8
Provisions	21.3	10.0
Other	0.1	1.2
Total current liabilities	754.2	742.5
Payables	-	52.3
Interest bearing liabilities	2,143.6	1,130.0
Deferred tax liabilities	84.6	54.2
Provisions	2.7	4.2
Other	-	0.1
Total non-current liabilities	2,230.9	1,240.8
Total liabilities	2,985.1	1,983.3
Net assets	3,184.6	1,850.3
Contributed equity	3,074.6	1,752.9
Retained profits	110.0	97.4
Total equity	3,184.6	1,850.3

37 Director and executive disclosures

(a) Details of specified directors and specified executives

(i) Specified directors

The following persons held the position of director of Tabcorp Holdings Limited during all of the past two financial years, unless otherwise stated:

M.B. Robinson	Chairman (non-executive)
M.J. Slatter	Managing Director & Chief Executive Officer
P.J. Dwyer	Director (non-executive): refer note below *
A.G. Hodgson	Director (non-executive)
P.G. Satre	Director (non-executive)
J.D. Story	Director (non-executive): appointed 29 January 2004
P.H. Wade	Director (non-executive): retired 30 October 2003
R.F.E. Warburton	Director (non-executive)
L.J. Willett	Director (non-executive): appointed 29 January 2004
W.V. Wilson	Director (non-executive)

* Ms P.J. Dwyer became a non-executive director on 30 August 2005 following receipt of all necessary regulatory approvals.

(ii) Specified executives

D.C.P. Banks	Chief Executive Casinos
D.E. Elmslie	Chief Financial Officer
C.M. Jesudason	Chief Executive Gaming
L.G. Mackey	Executive General Manager Technical Services
M.J. Piggott	Chief Executive Wagering and Network Games

(b) Remuneration of specified directors and specified executives (including remuneration options and rights)

(i) Remuneration policy

The Remuneration Committee of the Board of Directors of Tabcorp Holdings Limited is responsible for reviewing and recommending to the Board reward arrangements for the Directors, the Managing Director and Chief Executive Officer and the executive team. The Remuneration Committee meets regularly to assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant market conditions with the overall objective of ensuring maximum stakeholder benefit through the attraction and retention of the board and executive team.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of executive directors' and officers' emoluments to the company's financial and operational performance, and individual performance utilising a balanced scorecard set of measures.

The Remuneration Committee in conjunction with external advisors, reviewed and determined Tabcorp's reward philosophy with the aim of aligning it with shareholder views and expectations.

During 2004, Tabcorp reviewed its reward structure which resulted in the implementation of a new reward strategy to align best practice through a "pay for performance" strategic position.

The policy adopted titled Total Annual Reward, comprises three components; a fixed component titled Total Employment Cost comprising salary, superannuation and fringe benefits; a short term component and a long term component. This reward philosophy provides the opportunity to be rewarded for individual and company performance through the alignment of key performance indicators and capabilities.

Service Contracts are in place for all executives, that are limited in term but capable of termination by either party on three months notice.

In the case of the Managing Director and Chief Executive Officer, an Employment Agreement dated 4th October 2002, defines the relevant termination clause to apply. Clause 14 Termination, denotes the Employee may terminate this Agreement by giving to the Company not less than 12 months notice. Equally, the Company may terminate the Agreement at any time subject to the payment of the equivalent payment, being 12 months Total Remuneration package. An Amending Deed was prepared during 2004 to recognise and confirm the introduction of the new reward strategy that was implemented for all senior executives organisation wide.

37 Director and executive disclosures (continued)

(ii) Remuneration of specified directors and specified executives

		Primary			Post Employment		Equity		Total
		Salary & fees	Cash bonus	Non-monetary benefits	Super-annuation	Retirement benefits	Options & rights	Deferred shares	
Specified Directors		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
M.B. Robinson	2005	355	-	4	32	-	-	-	391
	2004	333	-	3	30	-	-	-	366
M.J. Slatter	2005	1,371	507	108	12	-	673	507	3,178
	2004	1,409	588	95	11	-	410	588	3,101
A.G. Hodgson	2005	205	-	5	18	-	-	-	228
	2004	193	-	3	17	-	-	-	213
P.G. Satre	2005	146	-	-	-	-	-	-	146
	2004	132	-	-	-	-	-	-	132
J.D. Story	2005	148	-	-	13	-	-	-	161
	2004	57	-	-	5	-	-	-	62
P.H. Wade	2005	-	-	-	-	-	-	-	-
	2004	49	-	-	4	-	-	-	53
R.F.E. Warburton	2005	158	-	4	14	-	-	-	176
	2004	144	-	-	13	-	-	-	157
L.J. Willett	2005	137	-	1	12	-	-	-	150
	2004	54	-	-	5	-	-	-	59
W.V. Wilson	2005	145	-	-	13	-	-	-	158
	2004	136	-	-	12	-	-	-	148
Total Remuneration: Specified Directors	2005	2,665	507	122	114	-	673	507	4,588
	2004	2,507	588	101	97	-	410	588	4,291
Specified Executives									
D.C.P. Banks	2005	733	296	75	105	-	142	99	1,450
	2004	654	352	164	141	-	43	117	1,471
D.E. Elmslie	2005	561	240	63	92	-	115	80	1,151
	2004	553	286	116	97	-	35	95	1,182
C.M. Jesudason	2005	472	200	77	39	-	89	67	944
	2004	456	200	56	34	-	27	67	840
L.G. Mackey	2005	441	108	30	12	-	64	108	763
	2004	238	67	20	7	-	19	67	418
M.J. Piggott	2005	641	259	40	76	-	114	86	1,216
	2004	483	242	112	91	-	30	81	1,039
Total Remuneration: Specified Executives	2005	2,848	1,103	285	324	-	524	440	5,524
	2004	2,384	1,147	468	370	-	154	427	4,950

37 Director and executive disclosures (continued)

(c) Remuneration options and rights: granted and vested during the year

During the financial year options and rights were granted as equity compensation benefits to certain executives as disclosed below. The options and rights were issued free of charge.

Each option and right entitles the holder to subscribe for one fully paid ordinary share in the entity at an exercise price of $14.54 per option and $nil per right.

Options held in Tabcorp Holdings Limited	Vested	Granted	Terms and conditions for each grant				
	Number	Number	Grant date	Value per option at grant date ($)	Exercise price per share ($)	First exercise date	Last exercise date
Specified directors							
M.J. Slatter	-	307,693	7 Sept 2004	1.81	14.54	7 Sept 2007	7 Sept 2011
Specified executives							
D.C.P. Banks	-	82,192	7 Sept 2004	1.81	14.54	7 Sept 2007	7 Sept 2011
D.E. Elmslie	-	66,667	7 Sept 2004	1.81	14.54	7 Sept 2007	7 Sept 2011
C.M. Jesudason	-	51,553	7 Sept 2004	1.81	14.54	7 Sept 2007	7 Sept 2011
L.G. Mackey	-	38,462	7 Sept 2004	1.81	14.54	7 Sept 2007	7 Sept 2011
M.J. Piggott	-	76,923	7 Sept 2004	1.81	14.54	7 Sept 2007	7 Sept 2011
Total	-	623,490					

Share rights held in Tabcorp Holdings Limited	Vested	Granted	Terms and conditions for each grant				
	Number	Number	Grant date	Value per right at grant date ($)	Exercise price per share ($)	Value per right at grant date ($)	Last exercise date
Specified directors							
M.J. Slatter	-	13,947	7 Sept 2004	8.72	-	7 Sept 2007	7 Sept 2011
Specified executives							
D.C.P. Banks	-	11,177	7 Sept 2004	8.72	-	7 Sept 2007	7 Sept 2011
D.E. Elmslie	-	9,066	7 Sept 2004	8.72	-	7 Sept 2007	7 Sept 2011
C.M. Jesudason	-	7,010	7 Sept 2004	8.72	-	7 Sept 2007	7 Sept 2011
L.G. Mackey	-	5,230	7 Sept 2004	8.72	-	7 Sept 2007	7 Sept 2011
M.J. Piggott	-	10,460	7 Sept 2004	8.72	-	7 Sept 2007	7 Sept 2011
Total	-	56,890					

37 Director and executive disclosures (continued)

(d) Shareholdings of specified directors and specified executives

Shares held in Tabcorp Holdings Limited (number)

	Balance 1 July 2004	Balance on appointment	Granted as remuneration	On exercise of options	Net change other	Balance on retirement	Balance 30 June 2005
Specified directors							
M.B. Robinson	45,307	-	-	-	258	-	45,565
M.J. Slatter	500,000	-	40,440	500,000	-	-	1,040,440
P.J. Dwyer *	-	-	-	-	5,000	-	5,000
A.G. Hodgson	100,000	-	-	-	49	-	100,049
P.G. Satre	8,000	-	-	-	-	-	8,000
J.D. Story	8,149	-	-	-	-	-	8,149
R.F.E. Warburton	22,883	-	-	-	573	-	23,456
L.J. Willett	2,626	-	-	-	129	-	2,755
W.V. Wilson	50,000	-	-	-	-	-	50,000
Specified executives							
D.C.P. Banks	400,088	-	8,079	-	-	-	408,167
D.E. Elmslie	255,000	-	6,553	-	-	-	261,553
C.M. Jesudason	150,000	-	4,595	-	-	-	154,595
L.G. Mackey	-	-	4,640	-	-	-	4,640
M.J. Piggott	242,000	-	5,545	-	-	-	247,545
Total	1,784,053	-	69,852	500,000	6,009	-	2,359,914

* Ms P.J. Dwyer became a non-executive director on 30 August 2005 following receipt of all necessary regulatory approvals.

(e) Options and Rights holdings of specified directors and specified executives

Options held in Tabcorp Holdings Limited (number)

						Vested at 30 June 2005		
	Balance 1 July 2004	Granted as remuneration	Options exercised	Net change other	Balance 30 June 2005	Total	Not Exercisable	Exercisable
Specified directors								
M.J. Slatter	2,852,349	307,693	500,000	-	2,660,042	1,050,000	-	1,050,000
Specified executives								
D.C.P. Banks	107,567	82,192	-	-	189,759	-	-	-
D.E. Elmslie	87,248	66,667	-	-	153,915	-	-	-
C.M. Jesudason	67,469	51,553	-	-	119,022	-	-	-
L.G. Mackey	46,980	38,462	-	-	85,442	-	-	-
M.J. Piggott	73,826	76,923	-	-	150,749	-	-	-
Total	3,235,439	623,490	500,000	-	3,358,929	1,050,000	-	1,050,000

37 Director and executive disclosures (continued)

Share rights held in Tabcorp Holdings Limited (number)						Vested at 30 June 2005		
	Balance 1 July 2004	Granted as remuneration	Rights exercised	Net change other	Balance 30 June 2005	Total	Not exercisable	Exercisable
Specified directors								
M.J. Slatter	15,996	13,947	-	-	29,943	-	-	-
Specified executives								
D.C.P. Banks	14,650	11,177	-	-	25,827	-	-	-
D.E. Elmslie	11,883	9,066	-	-	20,949	-	-	-
C.M. Jesudason	9,189	7,010	-	-	16,199	-	-	-
L.G. Mackey	6,399	5,230	-	-	11,629	-	-	-
M.J. Piggott	10,055	10,460	-	-	20,515	-	-	-
Total	68,172	56,890	-	-	125,062	-	-	-

(f) Loans to specified directors and specified executives to acquire shares in the company pursuant to issues made under previous employee share plans

(i) Details of aggregates of loans to specified directors and specified executives are as follows:

	Balance 1 July $'000	Interest Charged $'000	Interest not charged $'000	Write-off $'000	Balance 30 June $'000	Number in group 30 June
Specified directors						
2005	6,064	242	101	-	6,031	1
2004	6,071	243	89	-	6,064	1
Specified executives						
2005	10,204	389	182	-	9,944	4
2004	7,905	384	162	-	10,204	4
Total specified directors and specified executives						
2005	16,268	631	283	-	15,975	5
2004	13,976	627	251	-	16,268	5

(ii) Details of individuals with loans above $100,000 in the reporting period are as follows:

	Balance 1 July 2004 $'000	Interest Charged $'000	Interest not charged $'000	Write-off $'000	Balance 30 June 2005 $'000	Highest owing in period $'000
Specified directors						
M.J. Slatter	6,064	242	101	-	6,031	6,064
Specified executives						
D.C.P. Banks	4,275	170	71	-	4,225	4,275
D.E. Elmslie	2,562	94	49	-	2,472	2,562
C.M. Jesudason	1,619	64	27	-	1,601	1,619
M.J. Piggott	1,748	61	35	-	1,646	1,748

37 Director and executive disclosures (continued)

Terms and conditions of loans

Executives were provided with loans from the company for the purpose of acquiring shares pursuant to the company's Senior Executive Long Term Incentive Plan and the General Employee Share Plan. Under the Senior Executive Long Term Incentive Plan, interest is charged when dividends are paid on the shares to which the loan pertains. Loan repayments are made from dividends received on the shares and the amount of interest charged is equal to the after tax amount of dividends (using highest personal marginal rate) or 4.0% (2004: 4.0%) of the loan outstanding, whichever is less. The average commercial rate of interest during the year was 5.667% (2004: 5.478%). Under the General Employee Share Plan an interest free loan applies with loan repayments being by way of deduction from after tax salary in equal instalments over five years. Upon cessation of employment, the directors and executives have 90 days in which to repay the balance of the loan or forfeit the shares. These share plans ceased being offered to employees in 2003, but continue to operate until participation in these plans cease. These plans were replaced by new share plans which were approved by shareholders at the company's 2003 Annual General Meeting.

(g) Other transactions and balances with specified directors, specified executives and director-related entities

The directors of the economic entity, or their director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances. These transactions include the following and have been quantified below where the transactions are considered likely to be of interest to users of these financial statements:

(i) Mr M.B. Robinson was a Partner in the law firm Allens Arthur Robinson, until his retirement on 31 December 2003. Mr Robinson remains a consultant to the firm.

This firm rendered legal advice to the economic entity. All dealings with the firm were in the ordinary course of business and on normal commercial terms and conditions.

The amount paid by the economic entity during the year was $3,812,059 (2004: $4,600,587).

Mr M.B. Robinson is also a Trustee of the Epworth Medical Foundation. The economic entity made a donation to the Foundation during the year of $2,974 (2004:$5,000).

Mr M.B. Robinson is also a director of The Asia Society Australasia Centre. The economic entity paid a Corporate Benefactors Membership to the Society during the year of $22,000.

(ii) Mr M.J. Slatter is a director of Australian Gaming Council. The economic entity has paid a subscription of $275,000 (2004: $100,000) in the ordinary course of business, and on normal commercial terms and conditions. In the current year a subscription was paid for two gaming licences, Tabcorp Holdings Limited and Tab Limited.

(iii) Mr P.G. Satre was the Chairman of Harrah's Entertainment Inc, until 1 January 2005. This company provides the economic entity with access to their knowledge and experience in operating casinos via an agreement which commenced in January 2000 and concluded in January 2005. The fees payable by the economic entity to Harrah's Entertainment Inc. were $5,300,000 per annum. A new, independent, consulting contract has been negotiated with fees of $1,500,000 per annum.

All dealings with the company are in the ordinary course of business and on normal commercial terms and conditions.

(iv) Mr A.G. Hodgson is a director of HSBC Bank Australia Limited. The economic entity maintains operating accounts with this bank in the ordinary course of business and on normal commercial terms and conditions. During the year the economic entity paid $5,280 in fees for the operation of overseas bank accounts. During the year the bank provided a credit facility of $100,000,000, which was reduced to $72,000,000 at 30 June 2005. The balance drawn on this facility at 30 June 2005 was $51,200,000.

The interest and fees paid and payable of $4,293,000 (2004: $4,375,000) in respect of the facility are at normal commercial terms and conditions.

Mr A.G. Hodgson is a director of Coles Myer Limited. During the year the economic entity purchased goods totalling $201,543. All dealings with this firm were in the ordinary course of business and on normal commercial terms and conditions.

(v) Mr R.F.E. Warburton is a director of Caltex Australia Limited. During the year the company purchased petroleum products of $154,040 on normal commercial terms.

(vi) Mr J.D. Story is a non-executive chairman of Corrs Chambers Westgarth. This firm rendered legal advice to the economic entity. All dealings with this firm were in the ordinary course of business and on normal commercial terms and conditions. The amount paid by the economic entity during the year was $1,020,225 (2004: $523,749).

Mr J.D. Story is chairman of Suncorp Metway Limited. The economic entity maintains operating accounts with this bank in the ordinary course of business and on normal commercial terms and conditions. During the year the company advised the economic entity on commercial matters, billing fees of $3,950.

Mr J.D. Story is also a director of CSR Limited. The economic entity purchased maintenance related services from the company of $3,096 on normal commercial terms

38 Interest in joint venture operation

Tabcorp Holdings Limited and certain of its controlled entities (Tabcorp Assets Pty Ltd, Tabcorp Manager Pty Ltd and Tabcorp Participant Pty Ltd) conduct an unincorporated joint venture operation with VicRacing Pty Ltd. Tabcorp Holdings Limited and the above named controlled entities manage the joint venture whose principal activity is the organisation, conduct, promotion and development of wagering and gaming within the state of Victoria.

The economic entity receives 75% of the product and expenses of the joint venture.

	Consolidated	
	2005 $m	2004 $m
Assets employed in joint venture operations:		
Current assets:		
Cash assets	66.4	73.1
Receivables	6.7	5.9
Other	1.0	0.5
	74.1	79.5
Total assets employed	74.1	79.5

39 Related parties

(a) Ultimate controlling entity

The ultimate controlling entity of the economic entity is Tabcorp Holdings Limited.

(b) Transactions with related parties in the wholly owned group

In addition to those transactions disclosed in Note 2, the parent entity entered into the following transactions during the year with related parties in the wholly owned group:

- loans were advanced and repayments received on short term intercompany accounts;
- loans were advanced between controlled entities and are not expected to be repaid within the next 12 months; and
- management and service fees were received from certain wholly owned controlled entities.

These transactions were undertaken on commercial terms and conditions. Certain loans advanced which are sourced from debt capital are charged interest at a rate at or above the bank bill rate plus net settlement payments on interest rate swaps (refer Note 42(c)) and bank fees on facilities, with other loans being interest free.

Amounts due to and receivable from related parties in the wholly owned group

Appropriate disclosure of these amounts is contained in the respective notes to the financial statements.

Ownership interests

The ownership interests in related parties in the wholly owned group are disclosed in Note 36.

40 Contingent liabilities and contingent assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed.

The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

40 Contingent liabilities and contingent assets (continued)

Contingent liabilities

(a) Parent entity

As explained in Note 36(a), the parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and all the controlled entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in the event any of these companies are wound-up.

(b) Charges

(i) CCA

The controlled entities denoted (e) in Note 36 have provided the NSW Casino Control Authority (CCA) with a fixed and floating charge over all of the assets and undertakings of each company to secure payment of all monies and the performance of all obligations which they have to the CCA. The charge has a value of $1.5 billion.

(ii) Other

The controlled entity which is a participant in the joint venture described in Note 1(s) has entered into a deed of cross charge with its joint venture partner to cover the non payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

(c) Guarantee and indemnity

The controlled entities denoted (c) in Note 36 have entered into a guarantee and indemnity agreement (Note 36(e)) in favour of the CCA whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given.

(d) Deed of cross guarantee

The controlled entities denoted (d) in Note 36 have entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in the event any of these companies are wound-up.

(e) Legal challenges

(i) There are outstanding legal actions between controlled entities and third parties as at 30 June 2005. The economic entity has notified its insurance carrier of all litigation, and believes that any damages (other than exemplary damages) that may be awarded against the economic entity, in addition to its costs incurred in connection with the action, will be covered by its insurance policies where such policies are in place. However, given the nature of insurance, no assurance can be given that any such claims are not likely to have a material adverse effect on the economic entity.

In the case of possible actions which, due to the demise of an underwriter do not have insurance cover, the economic entity considers that, on the balance of probability, no material losses will arise. This position will be monitored and in the event that a loss becomes probable, an appropriate provision will be made.

(ii) Tabcorp Holdings Ltd, Tabcorp Manager Pty Ltd, Sky Channel Pty Ltd and Sky Channel Marketing Pty Ltd are defendants to a Victorian Federal Court proceeding issued in June 2005 by ThoroughVision Pty Ltd, alleging various breaches of the Trade Practices Act arising out of various thoroughbred vision broadcasting rights and related issues. The parent entity and its subsidiaries are defending the action, which is likely to be heard in the 2005-06 financial year. The main relief sought is not monetary and the amount of damages sought is not specified.

(f) Banking facilities

Entities in the economic entity are called upon to give in the ordinary course of business, guarantees and indemnities in respect of the performance of their contractual and financial obligations. The value of these guarantees and indemnities is $19.6 million (2004: $26.9 million).

(g) Undertakings - insurance deductible

Under the Casino Taxes Agreement, Star City is required to take out insurance in the name of the Casino Control Authority in respect of anticipated Weekly Duty and Community Benefit Levy arising out of partial or total loss or destruction of the Premises. The Agreement allows for a $1 million deductible for each and every loss.

Star City have a 5 day loss deductible (2004: 5 day loss deductible). Tabcorp Holdings Limited has provided the CCA with a Deed of Undertaking to fund the shortfall of the difference between the current 5 day deductible and the $1 million required under the Casino Taxes Agreement. The directors believe this undertaking would not exceed $1-2 million (2004: $1-2 million) for any one loss and believe such an event is remote.

(h) Switching station lease

A controlled entity, Sydney Harbour Casino Properties Pty Ltd ("SHCP") has entered into a lease with the CCA for a vacant parcel of land adjacent to the Star City Casino.

The lease is for the term of the Star City Casino Licence and SHCP prepaid $11.5 million in 1996 in respect of the period of the casino licence term. Pursuant to agreement between SHCP and the CCA, Star City is required to submit a development application regarding this parcel of land prior to 9 October 2004. SHCP have now requested an extension of time for the development of this site from the CCA. This

40 Contingent liabilities and contingent assets (continued)

extension would require the approval of the NSW Minister for Gaming and Racing ("the Minister"). The CCA have advised that it ""would not contemplate seeking the Minister's approval for the Authority to agree to any extension unless it included SHCP recognising it would pay for any "betterment of use of the site". Negotiations are continuing. The book value of the investment in this site as at 30 June 2005 was $10.5 million (2004: $10.6 million). If the CCA were to give notice of default, the economic entity believes that upon the payment of compensation to the satisfaction of the CCA (acting reasonably), the CCA would not terminate the lease.

Contingent assets

(i) Tax audit

The Australian Taxation Office (ATO) issued Star City Pty Ltd (a wholly owned subsidiary of Tabcorp) with an income tax assessment for the tax year ended 30 June 1997, and amended income tax assessments for the tax years ended 30 June 2000, 30 June 2001 and 30 June 2002. The assessment and amended assessments relate to the deductibility of rent of $120.0 million prepaid in December 1994 in relation to the Star City casino site.

The economic entity has provided in full for the unpaid primary tax in dispute in relation to deductions claimed to 30 June 2002 of $31.6 million, and penalties and interest charges of $25.6 million (up to January 2004). Due to the ongoing dispute with the ATO, the economic entity has not claimed deductions for prepaid rent for the 2003 and 2004 tax years, nor allowed for a deduction at 30 June 2005. The primary tax on these deductions is $8.8 million. If the economic entity is ultimately successful in its claims, the income tax deductions could be claimed. The economic entity has not continued to provide for penalties and interest charges since January 2004. Interest not accrued for the period up to 30 June 2005 amounts to $1.8 million after tax.

(j) Indemnity claim

Following a re-determination of Central Monitoring System (CMS) fees by the Independent Pricing and Regulatory Tribunal of New South Wales (IPART), the economic entity has submitted claims up to a maximum value of $11.7 million to the New South Wales Government under a Deed of Undertaking and Indemnity up to 31 December 2004. As the recovery of the claims is not certain, no amount has been recognised in the financial statements at 30 June 2005.

41 Events subsequent to reporting date

(a) Dividends

Since 30 June 2005, the directors have declared a dividend of 41 cents per ordinary share. This has the effect of reducing retained earnings and increasing current liabilities by $214.8 million (refer Note 5).

(b) Sale of land

On 5 July 2005, the economic entity disposed of vacant land located on the Gold Coast, Queensland for an amount of $20.8 million. The profit on sale that will be recognised by the economic entity is $8.3 million. The land is disclosed as an Asset Held for Re-sale in the financial statements at 30 June 2005.

The financial effects of the above transaction have not been brought to account in the financial statements for the year ended 30 June 2005.

(c) Claim release

Since 30 June 2005, the economic entity has entered into an agreement with a third party which provides a release to the economic entity in respect of claims which arose pursuant to a contract that had been entered into by the Jupiters Group prior to its acquisition. The economic entity had recognised a fair value adjustment of $14.2 million at the date of acquisition of Jupiters Limited in respect of this claim. It is expected that the provision will be released in the financial year ended 30 June 2006.

The financial effects of the above transaction have not been brought to account in the financial statements for the year ended 30 June 2005.

(d) Joint venture arrangement

In June 2005 the economic entity announced that it had entered into a joint venture arrangement (67% interest) for the purpose of providing systems and support services to the lottery market in the People's Republic of China (PRC). Subsequent to 30 June 2005, the joint venture has entered into a Technical Cooperation Agreement (TCA) with Beijing Lottery Online Technology Co., Ltd (CLO), an entity based in the PRC. The TCA provides a framework for the joint venture to provide software, equipment (including terminals) and technical services to CLO for a 10 year term and provides for CLO to commercialise Keno in the PRC. It is anticipated that CLO will commence roll out of the Keno terminals during the year ended 30 June 2006.

42 Additional financial instruments disclosure

(a) Interest rate risk

The consolidated entity's exposure to interest rate risk and the effective interest rate for classes of financial assets and financial liabilities is set out below:

2005	Note	Effective interest rate %	Floating interest rate $m	Fixed interest maturing in: 1 to 5 years $m	Fixed interest maturing in: 5 years or more $m	Employee share plan loans (ii) $m	Non-interest bearing $m	Statement of financial position $m
FINANCIAL ASSETS								
Cash assets	7	4.8 - 5.0	18.7	-	-	-	69.7	88.4
Short term deposits	7	5.4 - 5.7	117.8	-	-	-	-	117.8
Receivables	8	-	-	-	-	-	43.1	43.1
Loans pursuant to employee share plan	10, 17	-	-	-	-	-	24.4	24.4
Total financial assets			136.5	-	-	-	137.2	273.7
FINANCIAL LIABILITIES								
Trade creditors and accrued expenses	18	-	-	-	-	-	305.5	305.5
Bank loans - unsecured (i)	19, 25	6.0 - 6.4	1,145.0	-	-	-	-	1,145.0
Medium term notes								
- fixed interest rate (i)	25	6.6	-	-	385.0	-	-	385.0
- floating interest rate (i)	25	6.5	65.0	-	-	-	-	65.0
Private placement								
- US dollar (i)	25	5.3 - 5.6	-	-	838.6	-	-	838.6
- Australian dollar (i)	25	6.6	100.0	-	-	-	-	100.0
Interest rate swaps (i) (iii)	42(c)		(1,700.0)	900.0	800.0	-	-	-
Cross currency interest rate swaps (i)	42(d)		838.6	-	(838.6)	-	-	-
Total financial liabilities			448.6	900.0	1,185.0	-	305.5	2,839.1

Notes

to and forming part of the Financial Statements for the year ended 30 June 2005

42 Additional financial instruments disclosure (continued)

2004	Note	Effective interest rate %	Floating interest rate $m	Fixed interest maturing in: 1 to 5 years $m	Fixed interest maturing in: 5 years or more $m	Employee share plan loans (ii) $m	Non-interest bearing $m	Statement of financial position $m
FINANCIAL ASSETS								
Cash assets	7	1.5 - 4.8	22.3	-	-	-	63.3	85.6
Short term deposits	7	5.2 - 5.3	111.5	-	-	-	-	111.5
Receivables	8	-	-	-	-	-	53.3	53.3
Loans pursuant to employee share plan	10, 17	up to 4.0	-	-	-	1.6	31.3	32.9
Loans to executive directors	17	up to 4.0	-	-	-	6.1	-	6.1
Loans - other	10	-	-	-	-	-	2.1	2.1
Total financial assets			133.8	-	-	7.7	150.0	291.5
FINANCIAL LIABILITIES								
Trade creditors and accrued expenses	18	-	-	-	-	-	193.9	193.9
Bank Loans								
- unsecured (i)	19, 25	6.1 - 6.3	1,734.0	-	-	-	-	1,734.0
- secured (i)	19	6.00	138.0	-	-	-	-	138.0
Interest rate swaps (i) (iii)	42(c)		(900.0)	900.0	-	-	-	-
Total financial liabilities			972.0	900.0	-	-	193.9	2,065.9

(i) The effective interest rate on gross debt at 30 June 2005 was 6.5% (2004: 6.4%) after taking into account the impact of interest rate swaps and cross currency interest rate swaps.

(ii) Interest bearing employee share loans are repayable from dividends with outstanding balances settled on cessation of employment.

(iii) Notional principal amounts.

(b) Net fair values

Recognised financial instruments

The carrying amount of the consolidated entity's recognised financial assets and financial liabilities approximate their net fair value (refer Note 1(h)).

Unrecognised financial instruments

The net fair values of the consolidated entity's derivatives financial assets and liabilities at balance date are:

	2005 $m	2004 $m
Interest rate swaps	(19.3)	(4.9)
Cross currency interest rate swaps	(1.5)	-

Net fair values of interest rate swap contracts and cross currency interest rate swap contracts represent the estimated cost of cancelling the instruments (net of transaction costs) at balance date and is determined using independent market quotations and adopting conventional market valuation techniques.

(c) Unrecognised financial instruments - interest rate swaps

The consolidated entity has a policy of controlling exposure to interest rate fluctuations by the use of interest rate swaps or caps. Accordingly it has entered into interest rate swap agreements that are used to convert the variable interest rates of its borrowings to fixed interest rates. These swaps are in accordance with the objective of hedging a portion of the interest rate risk in respect of its borrowings.

42 Additional financial instruments disclosure (continued)

At 30 June 2005, the consolidated entity has interest rate swap agreements which hedge a portion of the borrowings.

The consolidated entity will pay fixed interest rates and receive the bank bill swap rate calculated on the notional principal amount of the contracts.

The notional principal amounts and periods of expiry of these interest rate swap contracts are as follows:

	2005 $m	2004 $m
Less than one year	-	-
One to five years	900.0	1,400.0
More than five years	800.0	-
Notional principal	1,700.0	1,400.0
Fixed interest rate range p.a.	5.2% - 6.0%	5.2% - 6.3%

The economic entity's policy is not to recognise interest rate swaps in the financial statements. Net settlement receipts and payments are recognised as an adjustment to interest expense on an accruals basis over the term of the swaps such that the overall interest expense on borrowings reflects the average cost of funds achieved by entering into the swap agreements.

(d) Unrecognised financial instruments - cross currency interest rate swaps

Cross currency interest rate swaps have been used to allow the consolidated entity to raise long term borrowings in the United States at fixed interest rates and effectively swap the borrowings into Australian dollar floating rate debt. Each contract involves the physical exchange of principal amounts, at a fixed exchange rate, at the beginning and end of the transaction period and the payment and receipt of interest quarterly or semi-annually throughout the life of the contract.

The principal amounts and periods of expiry of the cross currency interest rate swap contracts are as follows:

	2005		2004	
	Pay principal AUD $m	Receive principal USD $m	Pay principal AUD $m	Receive principal USD $m
More than five years	838.6	625.0	-	-
Fixed interest rate range p.a.	-	5.3% - 5.6%	-	-
Variable interest rate range p.a.	6.5% - 6.6%	-	-	-

The terms and conditions in relation to interest rate and maturity of the cross currency interest rate swaps are similar to the terms and conditions of the underlying hedged Private Placement - US dollar borrowings in Note 25.

(e) Credit risk exposures

The credit risk on financial assets which have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts. The economic entity is not materially exposed to one individual debtor. The economic entity minimises credit risk via adherence to a strict cash management policy.

In relation to unrecognised financial liabilities, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The economic entity's maximum credit risk exposure in relation to these is in respect of the interest rate swap contracts and the options to enter into interest rate swap contracts is detailed in Note 42(c) and 42(d) above.

Credit risk in trade receivables is managed in the following ways:

- the provision of cheque cashing facilities for casino gaming patrons is subject to detailed policies and procedures designed to minimise any potential loss, including the taking up of bank opinions and the use of a central credit agency which collates information from major casinos around the world.

- the provision of non-gaming credit is covered by a risk assessment process for all customers using the Credit Reference Association of Australia, bank opinions and trade references.

The maximum credit exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

Notes

to and forming part of the Financial Statements for the year ended 30 June 2005

43 Transition to international accounting standards

Tabcorp Holdings Limited is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. In 2004, the company allocated internal resources and engaged expert consultants to conduct impact assessments to identify key areas that would be impacted by the transition to AIFRS. As a result, Tabcorp established a project team to address each of the areas in order of priority. Priority has been given to the preparation of an opening balance sheet in accordance with AIFRS as at 1 July 2004, Tabcorp's transition date to AIFRS. This will form the basis of accounting for AIFRS in the future, and is required when Tabcorp prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and the current year profit after tax for the year ended 30 June 2005. The full impact for the 30 June 2005 year has not yet been completed.

The actual effects of the transition to AIFRS may differ from the estimates disclosed due to

(a) ongoing work being undertaken by the AIFRS project team;

(b) potential amendments to AIFRSs and Interpretations thereof being issued by the standard-setters and IFRIC; and

(c) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

Reconciliation of equity as presented under AGAAP to that under AIFRS	Notes	Consolidated 1 July 2004* $m	Tabcorp Holdings 1 July 2004* $m
Total equity under AGAAP		1,976.0	1,826.4
Adjustments to retained earnings (net of tax)			
Recognition of defined benefit pension asset	(i)	1.6	1.6
Recognition of share based payments expense	(ii)	(0.6)	(0.3)
Tax effect of prior business combinations	(iii)	(67.5)	-
Consolidation of employee share plan entity	(iv)	4.0	-
Inclusion of prudential margin in self insured workers' compensation provision	(v)	(1.2)	-
		(63.7)	1.3
Adjustments to contributed equity			
Recognition of share based payments expense	(ii)	0.6	0.3
Consolidation of employee share plan entity	(iv)	(2.8)	-
Treatment of non-recourse employee share plan loans	(vi)	(41.0)	(41.0)
		(43.2)	(40.7)
Total equity under AIFRS		1,869.1	1,787.0

* This column represents the adjustments as at the date of transition to AIFRS.

(i) Defined Benefit Fund

Under AASB 119 Employee Benefits, the economic entity would recognise the net surplus in its employer sponsored defined benefit fund as an asset. This would result in a change in the economic entity's accounting policy which is a cash basis of accounting. Actuarial calculations were prepared by an independent actuary, Mercer Investment Nominees Limited, and were completed as at 30 June 2004. The economic entity has elected to recognise the actuarial gains and losses directly in equity with all other movements in the surplus/deficit of the plan to be recognised in the profit and loss. The current year impact is a decrease in profit after tax from AGAAP to AIFRS of $1.9 million, and a reduction in retained earnings of $0.7 million.

(ii) Share Based Payments - Rights & Options

Under AASB 2 Share Based Payments, the economic entity would recognise the fair value of rights and options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to the parent entity's equity. Share-based payment costs are not recognised under AGAAP. The current year impact is a decrease in profit after tax from AGAAP to AIFRS of $2.0 million.

(iii) Income Taxes

Under AASB 112 Income Taxes, the economic entity would be required (as at the date of acquisition) to recognise the tax effect of certain fair value adjustments in a business combination such as those related to valuations of land and buildings, which in turn would affect the amount of goodwill recognised. Such deferred taxes are not recognised under AGAAP. On transition, deferred taxes would be recognised by an adjustment to retained earnings and not as an adjustment to goodwill.

(iv) Consolidation - Special Purpose Entities

In accordance with UIG 112 Consolidation - Special Purpose Entities, Tabcorp's employee share plan entity is treated as a controlled entity and is consolidated. The entity was not consolidated under AGAAP. The opening impact of consolidating the entity is to recognise net assets of $1.2 million. The current year impact is an increase in profit after tax from AGAAP to AIFRS of $1.1 million.

(v) Workers' compensation - prudential margin

In accordance with AASB 137 Provisions, contingent liabilities and contingent assets, the economic entity would recognise a prudential margin in relation to the self insurance for workers' compensation claims. A prudential margin was not included in the provision calculated under AGAAP.

(vi) Share Based Payments - limited recourse loans

In accordance with AASB 2 Share Based Payments, limited recourse employee share plan loans are deemed to be a share based payment and are recognised in issued capital as loan repayments are received. Under AGAAP, the value of the shares are recognised as issued capital and the loans as a receivable.

(vii) Goodwill amortisation

Under AASB 3 Business Combinations, goodwill would not be permitted to be amortised but instead is subject to impairment testing on an annual basis or upon the occurrence of triggers which may indicate a potential impairment. Currently, the economic entity amortises goodwill over its useful life but not exceeding 20 years. The economic entity has elected not to apply AASB 3 retrospectively and accordingly, prior year amortisation would not be written-back as at the date of transition. The current year impact is an increase in profit after tax from AGAAP to AIFRS of $160.0 million.

(viii) Financial Instruments

Management has decided to apply the exemption provided in AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards which permits entities not to apply the requirements of AASB 132 Financial Instruments: Presentation and Disclosures and AASB 139 Financial Instruments: Recognition and Measurement for the financial year ended 30 June 2005. The standards will be applied from 1 July 2005. It is expected that adopting the standards would have no impact on the financial statements of the economic entity.

(ix) Business Combinations

Under AASB 3 Business Combinations, the economic entity is required to account for all business combinations undertaken subsequent to 1 July 2004 in accordance with this AIFRS standard. This is relevant to the Tab Limited business combination. Accounting for the Tab Limited business combination under AIFRS compared to under AGAAP (as it is accounted for in the current year) results in the following changes:

- The cost of acquisition is increased by $112.6 million under AIFRS, as the market value of shares issued by Tabcorp Holdings Limited as acquisition consideration has been discounted under AGAAP (to represent the notional price at which the securities could be placed in the market), whereas no discount is applied under AIFRS.

  This results in an increase in goodwill of $112.6 million; and
- Under AASB 112 Income Taxes, the economic entity is required as at the date of acquisition to recognise the tax effect of fair value adjustments in a business combination, which in turn affects the amount of goodwill recognised. This results in an increase in goodwill of $42.0 million.

(x) Reclassification of Intangible Asset

In accordance with AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards, the economic entity has reclassified an amount of $38.7 million from Goodwill to Licences in relation to a licence acquired in a previous business combination. The current year impact is a decrease in profit after tax from AGAAP to AIFRS of $0.6 million.

Directors' declaration

The directors declare that:

(a) the financial statements and associated notes, of the company and of the economic entity, comply with Australian Accounting Standards and Urgent Issues Group Consensus Views;

(b) the financial statements and associated notes, of the company and of the economic entity give a true and fair view of the financial position as at 30 June 2005 and performance of the company and of the economic entity for the year ended;

(c) in the directors' opinion:

(i) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable, and the companies and parent entity who are party to the deed described in Note 36(a) will, as an economic entity be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee dated 8 June 1995 (as amended on 13 November 2000 and 28 June 2005); and

(ii) the financial statements and notes of the company and of the economic entity are in accordance with the Corporations Act 2001.

This declaration has been made after receiving the declarations from the chief executive officer and chief financial officer which are required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended 30 June 2005.

Made in accordance with a resolution of directors.

M.B. ROBINSON AO
Chairman

Melbourne
30 August 2005

Independent audit report

to members of Tabcorp Holdings Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Tabcorp Holdings Limited (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report present fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Tabcorp Holdings Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Tabcorp Holdings Limited and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst + Young   Mary B. Waldron

Ernst & Young   Mary B. Waldron
Partner

Melbourne
30 August 2005

Five year review

	2005 $million	2004 $million	2003 $million	2002 $million	2001 $million
Total revenue	3,760.6	2,462.8	1,906.1	1,933.1	1,813.0
EBITDA	1,049.1	739.0	525.9	543.8	478.5
Profit before interest and tax	743.2	570.0	420.7	435.3	365.1
Profit after income tax	368.8	311.0	252.6	261.0	187.7
Profit after income tax (pre goodwill)	528.8	370.7	270.6	278.9	205.8
Dividend*	423.0	330.3	245.4	235.3	189.9
Cash and deposits	206.2	197.0	118.8	126.8	123.5
Other current assets	122.2	158.4	39.6	35.6	29.9
Licences and other intangibles	1,340.5	1,118.6	1,081.8	1,033.7	1,038.5
Goodwill	3,167.6	1,280.6	292.9	311.1	329.8
Other non current assets	1,648.0	1,591.3	866.4	906.5	980.2
Total assets	6,484.5	4,345.9	2,399.5	2,413.7	2,502.0
Current interest-bearing liabilities	390.0	742.0	450.9	144.0	229.1
Other current liabilities	480.8	307.1	238.2	291.3	252.1
Non-current interest-bearing liabilities	2,143.6	1,130.0	315.0	632.9	710.0
Other non-current liabilities	196.9	190.8	75.5	69.1	67.6
Total liabilities	3,211.3	2,369.9	1,079.6	1,137.3	1,258.8
Shareholders' funds	3,273.2	1,975.9	1,319.9	1,276.4	1,243.2
Capital expenditure	119.5	101.2	58.0	46.8	47.0
	cents	cents	cents	cents	cents
Earnings per share - pre goodwill	102.3	92.5	73.5	74.8	55.3
Earnings per share - post goodwill	71.4	77.6	68.7	70.0	50.4
Dividends per share*	81.0	71.0	67.0	63.0	51.0
Operating cash flow per share#	108.0	85.8	90.7	100.0	65.7
Return on shareholders' funds - pre goodwill^	16.4%	21.5%	20.1%	20.3%	15.4%
Return on shareholders' funds - post goodwill^	11.5%	18.1%	18.8%	19.0%	14.1%
Net assets per share	$6.25	$4.67	$3.61	$3.42	$3.34
Operating revenue	**$million**	**$million**	**$million**	**$million**	**$million**
Wagering	1,319.8	446.2	426.8	403.6	380.3
Gaming and Network Games	1,032.2	933.5	848.1	917.6	846.3
Casinos	1,274.9	1,065.3	631.2	611.9	586.3
Media	127.4	-	-	-	-
Unallocated	6.3	17.8	-	-	-
Total	3,760.6	2,462.8	1,906.1	1,933.1	1,813.0

EBITDA - Earnings before interest, tax, depreciation and amortisation

* Dividends attributable to the year, but which may be payable after the end of the period.

^ Tab Limited was acquired in July 2004 and 12 months results are included in Tabcorp's 2005 consolidated results. For the purposes of the 2005 calculations, shareholders' funds at the end of 2004 have been increased by $1,176 million, as if the acquisition had occurred at 30 June 2004. If this adjustment was not made, the reported return on shareholders' funds (pre goodwill) would be 18.7%, and the reported return on shareholders' funds (post goodwill) would be 13.1%.

Net operating cash flow per the statement of cash flows does not include payments for, or proceeds from the sale of property, plant and equipment, whereas these items are included in the calculation for the operating cash flow per share ratio. Note that for the 2005 calculation, $46.2 million in proceeds from the sale of the Harris St Ultimo building was excluded from the calculation.

Company directory

Directors

M.B. Robinson AO
Chairman

M.J. Slatter
Managing Director and Chief Executive Officer

A.G. Hodgson
Deputy Chairman

P.J. Dwyer

P.G. Satre

J.D. Story

R.F.E. Warburton AO

L.J. Willett AO

W.V. Wilson

Company Secretary

K. Willcock

Registered Office

Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004
Australia
Telephone: 03 9868 2100
Facsimile: 03 9868 2300
E-mail: investor@tabcorp.com.au

Website

www.tabcorp.com.au

Share Registry

ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne VIC 3000
Australia
Telephone: 1300 665 661
(local call cost within Australia)
Telephone: 03 9615 9780
Facsimile: 03 8614 2903
Facsimile: 02 9287 0309
(proxy forms only)
E-mail: tabcorp@asxperpetual.com.au
Website: www.asxperpetual.com.au

Auditors

Ernst & Young – External auditors

KPMG – Internal auditors

Stock Exchange Listing

Tabcorp Holdings Limited shares are quoted on the Australian Stock Exchange under the code 'TAH'. The company's shares are traded in sponsored American Depositary Receipt (ADR) form in the United States of America.

Key Dates

2005	Date
Annual General Meeting (Star City, Sydney)	28 November
2006*	
Half-year results announcement	23 February
Ex-dividend for interim dividend	28 February
Record date for interim dividend	6 March
Interim dividend payment	10 April
End of financial year	30 June
Full-year results announcement	24 August
Ex-dividend for final dividend	29 August
Record date for final dividend	4 September
Final dividend payment	9 October
Annual General Meeting	27 November

** These dates may change. See the company's website for updates.*

About this Annual Report

Tabcorp's Annual Report consists of two documents – the Concise Annual Report (which incorporates the concise financial statements) and the full financial statements. The concise financial statements included in the Concise Annual Report cannot be expected to provide as full an understanding of Tabcorp's performance, financial position and investing activities as provided by the full financial statements.

Currency

References to currency are in Australian dollars unless otherwise stated.

Copyright

Investment warning

Past performance of shares is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise. Tabcorp strongly recommends investors seek independent professional advice before making investment decisions.

Privacy

Tabcorp respects the privacy of its stakeholders. Tabcorp's Privacy Policy is available on the company's website at www.tabcorp.com.au


the
better
Tabcorp

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

29 September 2005

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

ANNUAL REPORT – CONCISE

Attached is a copy of the company's Concise Annual Report for the year ended 30 June 2005 that will be dispatched to shareholders on Thursday 13 October 2005.

The Concise Annual Report and the Financial Statements will be available for download from the company's website at **www.tabcorp.com.au**


Match fit
Tabcorp
Concise Annual Report 2005

the:

- Tabcorp is Australia's premier gambling and entertainment group.

bigger:

- Largest wagering company in Australia
- One of the largest electronic gaming machine networks in the world
- Australia's single biggest casino operator
- Largest gambling and entertainment group in Australia
- One of the largest gambling and entertainment groups in the world

better:

- Maximising the expertise, enthusiasm and energy of our people to deliver "best in class" customer service
- Developing innovative products and services to lead the market and remain ahead of the competition
- Fostering a "customer centric" culture through an acute appreciation of customer needs and wants
- Operating highly efficient and progressive businesses

game:

- Creating new and exciting gambling and entertainment experiences

For our customers, our people, our shareholders and our community.

Contents

Notice of AGM

The Annual General Meeting of Tabcorp Holdings Limited will be held at the Grand Harbour Ballroom, Star City Sydney, 80 Pyrmont Street, Sydney, New South Wales, at 10.00 am on Monday 28 November 2005. A notice of meeting and proxy form is included with this Annual Report.

Tabcorp Holdings Limited
ACN 063 780 709



Aligning and connecting the strengths of the group and building match readiness for the next phase of growth. This report looks at what's been achieved and the expansion of our exportable capability.



Runs on the board

+40.8%
Net profit after tax (before goodwill and non-recurring items)
2005: $513.8 million
2004: $364.8 million

+50.3%
Net operating revenue (before non-recurring items)
2005: $3,702.4 million
2004: $2,462.8 million

+44.4%
Earnings before interest, taxation and goodwill amortisation (EBITA) (before non-recurring items)
2005: $911.4 million
2004: $631.3 million

+9.2%
Earnings per share (before goodwill amortisation and non-recurring items)
2005: 99.4 cents
2004: 91.1 cents

- Net profit after tax (before goodwill amortisation and non-recurring items) up 40.8% to $513.8 million
- Earnings per share (before goodwill amortisation and non-recurring items) up 9.2% to 99.4 cents
- Final dividend of 41 cents per share fully franked, taking the full year dividend to 81 cents per share fully franked, up from 71 cents last year
- Net operating revenue (before non-recurring items) up 50.3% to $3,702.4 million
- Earnings before interest, taxation and goodwill amortisation (EBITA) (before non-recurring items) up 44.4% to $911.4 million
- Taxes on gambling paid by Tabcorp businesses up 38.7% to $1,211.9 million
- Income of $502.5 million generated for the Victorian and New South Wales racing industry
- The Tabcorp group contributed $83.5 million to state community benefit funds in Australia
- Successful merger with Jupiters, creating synergies greater than expected
- Acquisition of Tab Limited with integration on track to achieve the synergies that were forecast in the Tab Limited bidder's statement

Our performance

Net profit after tax before non-recurring items
$ million



00/01
01/02
02/03
03/04
04/05

Net operating revenue
$ million



1,813
1,933
1,906
2,448^
3,754^^
846
917
848
936
1032
00/01
01/02
02/03
03/04
04/05

- Casinos
- Gaming & Network Games
- Wagering
- Media

^ Total for 03/04 excludes unallocated revenue totalling $15.6million
Total for 03/04 has been restated for the transfer of network games from Wagering division to Gaming division

^^ Total for 04/05 excludes unallocated revenue totalling $6.3million
Effective 04/05, Gaming division now includes network games, which was transferred from Wagering division

Earnings per share before non-recurring items
Cents per share



55.3*
74.3*
76.4*
91.1*
99.4*
50.4
69.5
71.5
77.5
68.5
00/01
01/02
02/03
03/04
04/05

- Goodwill amortisation impact
- Post goodwill amortisation
- * Pre goodwill amortisation

Dividends per share
Cents per share (fully franked)



00/01
01/02
02/03
03/04
04/05

Dividends declared in the financial year, but which may be payable after the end of the financial year

Team Tabcorp










HOTEL CONRAD











Chairman's report

Tabcorp has achieved a strong full year result. The result reflects the continuing strength and diversity of the company in the gambling, entertainment and hospitality markets in Australia. It also includes the benefits obtained from the successful integration of the Jupiters and New South Wales Tab businesses.

For the year ended 30 June 2005, the company achieved record net profit after tax of $513.8 million (before goodwill amortisation and non-recurring items), an increase of 40.8% on the previous year.

The company has declared total dividends for the full year of 81 cents per share fully franked, an increase of 10 cents on the prior year. The Board is committed to providing shareholders with steadily increasing dividends, year on year, commensurate with growth in earnings.

This dividend, together with growth in Tabcorp's share price, continues to enhance the value of shareholders' investments. $1,000 invested in Tabcorp at the time of its float in 1994 would have grown to $11,520 as at the date of this report, assuming all dividends had been reinvested. This represents a compound annual growth rate of 24.9%. In comparison, the Australian Stock Exchange All Ordinaries Accumulation Index grew by 11.4% per annum, over the same period.

Tabcorp has grown significantly since the privatisation of the government-owned Victorian Totalizator Agency Board eleven years ago. It is now in the top echelon of Australian listed companies with a market capitalisation of around $8.5 billion. The company is Australia's premier entertainment group, conducting a combination of wagering, gaming, media and casino/hotel activities throughout Australia. Key operations include:

- four premier hotels and casinos in Sydney, Gold Coast, Brisbane and Townsville;
- totalizator and fixed odds betting including sportsbetting in over 2,600 TAB retail outlets, on-course at race tracks, over the phone and via the internet in Victoria and New South Wales;
- operation of one of the largest electronic gaming machine networks internationally, with approximately 18,300 electronic gaming machines in the Tabaret network in Victoria and in the Casinos at Star City, Conrad Jupiters, Conrad Treasury and Jupiters Townsville;
- network games of Keno and Trackside in approximately 2,300 venues across Australia's eastern states; and
- wagering and sports related media businesses of Sky Channel and radio station 2KY.

Tabcorp will continue to focus on providing outstanding entertainment and leisure experiences for its customers and, in doing so, maximise the value of the businesses operated by the company in Australia.

The company continues to evaluate other growth opportunities that complement Tabcorp's strategies, competencies and business profile, including overseas.

Tabcorp has entered into an agreement to supply 60,000 Keno lottery machines and technical services to China Lottery Online, as part of a joint venture arrangement with a Hong Kong based partner. Further, as part of a competitive tender process, Tabcorp is finalising its submission to the Singapore Government for the development of a world class integrated resort in Singapore, that includes hotels, convention space, exhibition facilities, premium retail outlets, restaurants and a casino.

Tabcorp has also made a significant contribution to the community. During the year Tabcorp's businesses contributed $1,211.9 million in gambling taxes to the State Governments in Queensland, Victoria and New South Wales and generated $502.5 million in income for the Victorian and New South Wales racing industries. In addition, the company supported numerous charities and not for profit organisations across Australia and overseas. Tabcorp's $250,000 donation, together with contributions from customers and employees, produced a total donation of $546,211 to the Tsunami relief effort.

Importantly, Tabcorp is also an official partner of the Melbourne 2006 Commonwealth Games and this is the largest single corporate sponsorship that the company has undertaken.

The company's leadership in the responsible service of gambling and other matters of social, workplace and corporate governance was recognised by Tabcorp's inclusion in the Dow Jones Sustainability Index and the FTSE4Good Index. Tabcorp's commitment to the responsible delivery of gambling entertainment is reflected in its continual review and evaluation of its responsible gambling initiatives and practices, which this year have included a comprehensive review of our Responsible Gambling Code, an audit of our compliance with the Code, an assessment of the effectiveness of our employee responsible gambling training, and a redevelopment of our wagering self-exclusion program.

The company employs over 11,000 people. Our employees have worked hard this year to enable continuing growth in both existing and acquired businesses, and to produce this year's strong result. All employees should be proud of their achievements, which have positioned Tabcorp for continued strong performance and to continue to create superior value for our shareholders.

Michael Robinson AO
Chairman

30 August 2005


TABCORP
3
TABCORP
1
TABCORP
4
Exportability

The game plan

Tabcorp game plan


VISION
Australia's Premier Entertainment Group
COMPETITIVE VALUES
> Visionary
> Enthusiastic
> Trusted
> Premier
> Expert
STRATEGIC INTENT
Build capability and leverage knowledge (acuity)
OUTCOMES
> Premier customer experiences
> Sustainable growth for shareholders
> A great place to work
> Valued member of community

Managing Director's report

Tabcorp sees itself as the leader in the gambling and leisure sector in Australia and aspires to be one of the top gambling and entertainment groups in the world.

Our goals are high, but so is our determination to share our experience and energy on the world stage.

Tabcorp is very proud to offer our local and international customers the most enjoyable gambling and entertainment experiences by offering the very best products, backed up with enthusiastic and energetic customer service and delivered in a responsible way.

Tabcorp has already transformed itself into the most diversified gambling and entertainment company in the world with interests in casinos, wagering, gaming and media. This transformation has produced great capability to deliver first-class entertainment and services and the highest levels of integrity. Tabcorp is "match-fit" and focused on selective expansion into international markets to add to business growth.

Some of the 2005 year highlights

- Tabcorp International, a subsidiary of Tabcorp, entered into a joint venture to provide 60,000 Keno lottery machines and technical services in China
- Tabcorp is preparing its submission for a proposed Integrated Resort in Singapore
- Successful completion of the Jupiters merger
- The divestment of New South Wales and Queensland gaming assets as a result of the Jupiters merger and the Tab Limited acquisition raised $235 million
- The successful A$450 million bond issue in Australia and debt raising in the United States private placement market for the equivalent of US$700 million
- The assumption of day to day management control of Conrad Jupiters, Gold Coast, and Conrad Treasury, Brisbane, properties in November 2004
- Tabcorp signed up as an official partner of the Melbourne 2006 Commonwealth Games
- The Dow Jones Sustainability Index rated Tabcorp as the global leader in the promotion of responsible gambling
- Tabcorp's $250,000 donation together with contributions from customers and employees, produced a total donation of $546,211 to the Tsunami relief effort
- Numerous travel and industry awards for our hotels and restaurants
- The $53.5 million upgrade of Conrad Jupiters on the Gold Coast was announced
- Tabcorp contributed $83.5 million to state community benefit funds in Victoria, New South Wales and Queensland

Managing Directors' report (continued)

Financial performance

Tabcorp's over 11,000 people have worked extremely hard to deliver a strong financial report card for the company. Our financial results reflect the strength and diversity of the company in the gambling, entertainment and hospitality markets in Australia, and include benefits from the successful integrations of Jupiters Limited and Tab Limited.

The strong performance was assisted by effective management, tight cost control and continuing growth of both existing and acquired businesses.

Net profit after tax before goodwill and non-recurring items increased by 40.8% to $513.8 million and earnings per share before goodwill and non-recurring items increased 9.2% to 99.4 cents.

Tabcorp's net operating revenue before non-recurring items climbed 50.3% to $3,702.4 million. Earnings before interest, taxation and goodwill amortisation (EBITA) before non-recurring items was up 44.4% to $911.4 million.

Tabcorp's final dividend of 41 cents per share fully franked was up five cents and the full year dividend of 81 cents per share fully franked was up 10 cents on the previous year.

The Jupiters integration is now largely completed and the latest estimate of annualised synergies now stands at $56.6 million. The Tab integration is tracking well with forecast annual synergies still anticipated to be $43.4 million.

The Tabcorp group contributed $1.21 billion in taxes which helps to provide essential services in local communities and support for various groups, as well as bringing significant economic benefits and business opportunities in the community. Tabcorp also contributed $83.5 million to state community benefit funds in Australia.

Operational review:

Casinos Division

By providing high standards of service, entertainment and first class products, the Casinos division produced a very solid performance for the year. About 18 million people a year enjoy Star City in Sydney, Conrad Jupiters on the Gold Coast, Conrad Treasury in Brisbane and the Townsville casino for their entertainment, dining and experience of live theatre. It was extremely pleasing that more than 750,000 people enjoyed stage shows such as The Producers, We Will Rock You, Saturday Night Fever and Midnight Magic at the casino complexes which bring flow-on benefits across the properties.

The Casinos division achieved EBITA before non-recurring items of $386.9 million, which was up 20.0%, reflecting in part the merger with the three Jupiters properties in November 2003. Net operating revenue increased 19.7% to $1,274.9 million for the period.

On a 12 month pro forma basis and normalising for theoretical win rates in the international commission play business at the Jupiters casinos, the division's EBITA was up by 15.4% to $389.6 million with EBITA margins improving from 27.9% to 30.5% assisted by underlying normalised revenue growth of 5.7% and operating efficiencies in all properties.

Revenues at Star City improved 5.7% driven by good growth in table games, gaming machines and food and beverage. After adjusting for theoretical win rates in the international commission play business, good underlying revenue growth of 5.5% was recorded across the Queensland properties. This was driven by strong growth in non-rebate table games at Treasury, gaming machines performing well across all properties and strong food and beverage and accommodation performances at the Gold Coast.

Operating results have been assisted by the integration team focusing on driving best practice in the areas of customer service and operating efficiency across all four properties. Hotel occupancy was strong across all properties.

Tabcorp manages the new Gold Coast Convention and Exhibition Centre (GCCEC), which was awarded the National Meetings and Events Australia 'Event of the Year' for its spectacular opening celebrations, and the company has an interest in the Townsville Entertainment and Convention Centre. GCCEC had a strong first year of operations, producing $160 million in economic benefits for the Gold Coast by hosting 200 events which attracted 251,000 visitors and added 21,000 room nights to Conrad Jupiters plus thousands of room nights to other hotels and apartments.

Our casinos were awarded a number of awards for our service excellence during the year, which is fabulous recognition for our employees and our hotel and food and beverage operations.






A refurbishment program during the year included an upgrade of the apartments, the Astral restaurant and gaming areas at Star City, and Café 21 at Conrad Treasury. The $53.5 million upgrade of Conrad Jupiters on the Gold Coast is underway and will provide outstanding new facilities, lounges and outdoor balconies for our patrons. The gaming floor at Townsville is also being refurbished.

Our sponsorship of major Queensland sporting events such as the Magic Millions and the Indy 300 motor racing event on the Gold Coast are a hallmark of the support this company invests to boost tourism in the region.

As part of our investment in local communities, Star City and Jupiters casinos contributed $16.8 million to community benefit funds during the period.

Gaming and Network Games Division

Some 800,000 people enjoy playing gaming machines every week across our Victorian gaming venues and enjoy a flutter on Keno as part of their overall leisure and entertainment activities. To meet the high expectations of our customers, the Gaming division continues to invest in the latest games and machines.

During the year, 4,021 new machines and games were introduced to the network. About 65% of our gaming machines in the network are now jackpot machines. The Cash Express hyperlink jackpot product continues to be very popular with customers with 1,290 hyperlink machines currently operating across 192 venues.

Sixty-seven venues were refurbished, two new venues were opened and a further three existing venues joined the Tabaret network. Some of the marketing initiatives for the year included Fun on Sale, Wild Cash and Cash Express jackpots as well as seasonal promotions and food offers and were appreciated by customers.

The division achieved EBITA (excluding non-recurring items) of $258.9 million for the 12 months to 30 June 2005, up 14.8% on the same period last year. Net operating revenue increased by 10.7% to $1,020.1 million.

Revenue from the Victorian Tabaret gaming network was 6.8% above the same period last year reflecting improving customer demand, new venues, enhanced products and ongoing improvement to the overall amenity for venue customers.

Revenue for Keno was up 9.1% after a very good performance in Queensland and solid growth in New South Wales and Victoria and reflects continued outlet growth, venue improvements and introduction of new products.

On a pro forma basis after including a full 12 months contribution from the acquired Jupiters Keno and international businesses, divisional revenue increased by 6.4% and EBITA excluding non-recurring items increased by 10.6%, with the EBITA margin excluding non-recurring items increasing from 24.4% to 25.4%.

Victoria's Tabaret hotel venues contributed $66.8 million to the State's Community Support Fund for the 12 months ended 30 June 2005.

Wagering Division

More than one million punters enjoy our wagering products every week and this has led to good performance for the Wagering division during 2005.

The division achieved EBITA excluding non-recurring items of $225.1 million for the 12 months to 30 June 2005. This represented growth of 199.0% impacted by the inclusion of the acquired Tab Limited's New South Wales wagering operations from July 2004. On a comparative 12 month pro forma basis the Wagering division's EBITA growth was 9.6%.

The division's total net operating revenue increased by 195.4% to $1,319.8 million with Victoria generating $475.4 million, up 6.2% on the previous period, while New South Wales generated $844.3 million, up 1.8% on a pro forma basis. On a comparative 12 month pro forma basis the overall net operating revenue growth was 3.4%.

Revenue from parimutuel wagering on racing grew by 3.2% with Victorian revenue growth of 5.3% being driven by strong performances across the three racing codes (Thoroughbred 4.3%, Harness 5.9% and Greyhounds 9.5%). New South Wales racing revenue grew by 2.0% (Thoroughbred 2.3%, Harness 0.0% and Greyhound 2.5%) with the second half being adversely impacted by the splitting of the racing vision in retail outlets and on pay TV across two broadcasters from 4 May 2005. Revenue growth in New South Wales wagering was affected by the split vision to a greater degree than in Victoria.









Managing Directors' report (continued)

The Victorian Spring Racing Carnival achieved solid revenue growth over the carnival period, despite some poor weather during the feature days at Flemington. Melbourne Cup Day generated turnover of $66.5 million, up 4.9% in Victoria and $87.4 million, up 8.9% in New South Wales which were both records for the day. Sydney's Autumn Carnival generated turnover growth of 6.8% in sales in New South Wales and 13.4% in Victoria.

Revenue from sportsbetting grew by 11.5% on a pro forma basis with growth in Victoria of 17.0%, reflecting continued strong customer interest. While sportsbetting turnover in New South Wales grew strongly at 19.4%, revenue was impacted by a lower hold rate, resulting in growth of 9.6%.

Following the Tab acquisition, organisation and management structures have now been fully integrated and the development required to merge the Victorian and New South Wales wagering systems is well underway. Tabcorp looks forward to pooling between Victoria and New South Wales TABs and offering new bet types.

Self-service betting is becoming more popular in Victoria and another 200 easybet terminals are being installed in TABs and on racetracks, taking the total number to 850 machines across the state. The additional self-service terminals will improve the efficiency and economic viability of PubTABs and TAB agencies.

Tabcorp installed the TVN service in every TAB agency in Victoria and NSW to ensure customers have full access to the Sydney and Victorian thoroughbred races.

Media Division

The Media division includes Australia's premier racing broadcaster Sky Channel and the Sky radio network, with 2KY in Sydney and 104 narrowcast stations across New South Wales.

The division recorded total revenues of $127.4 million for the 12 months to 30 June 2005, a decrease of 0.1% on the prior corresponding period on a pro forma basis.

The division's EBITA before non-recurring items decreased by 1.1% to $40.6 million on a pro forma basis with the impact of the decreased revenue being offset by tight control of expenses. The impact of reducing retail venue subscription fees by up to 18% following the loss of the broadcasting rights to the Sydney metropolitan and Victorian thoroughbred races was largely offset by a reduction in rights fees paid to the Sydney and Victorian thoroughbred clubs.

Sky Channel has continued to expand its broadcast of Australian racing around the globe with Sky Channel beginning broadcasts to the United Kingdom and providing expanded coverage in the USA, Canada, New Zealand, Sri Lanka, Asia and the Middle East. The investment in the international business continues to bring increased returns to both Sky and the Australian racing industry.

Sky Channel has enhanced its programming schedule to include premium international racing from Hong Kong, New Zealand and extra New South Wales country meetings.

Despite Sky Channel ceasing to own the rights to broadcast the Australian Jockey Club (AJC) , Sydney Turf Club (STC) and Victorian thoroughbred meetings to the Australian market from 4 May 2005, it continues to broadcast 90 per cent of all thoroughbred, harness and greyhound racing. Sky Channel has long term rights agreements to showcase Australian racing to the world and will continue to broadcast AJC, STC and Victorian thoroughbred racing to its global markets throughout New Zealand, America, Asia and Europe.

International

Tabcorp is seeking to develop opportunities in several international markets to add to business growth by exporting its unique capabilities in the gambling, entertainment and leisure sector.

As a measure of the importance of international development, Tabcorp has created a new business division to manage opportunities in the international arena. Tabcorp International is pursuing a number of opportunities in Asia and Europe.

The company has successfully reached an agreement to supply up to 60,000 terminals for a Keno lottery system and technical services in China as part of a joint venture between Tabcorp International – a wholly-owned subsidiary of Tabcorp – and China LotSynergy Limited. The vehicle for the joint venture arrangement is Tabcorp International Hong Kong Limited (TIHK) with Taborp International's shareholding in TIHK being 67 per cent. TIHK has entered into a Technical Cooperation Agreement with Beijing Lottery Online Technology Co which is partly owned by the Ministry of Welfare. The terminals will be rolled out over five years.

Tabcorp is finalising a proposal to build and operate one of two Integrated Resorts in Singapore which will include luxury hotels, premium retail, convention facilities and a casino. Tabcorp is looking forward to submitting a world-class and culturally inspiring bid that will help to drive tourism growth in Singapore.

Tabcorp International is also exporting the popular animated horse and car racing games Trackside and Racetrack to Denmark, Croatia, Israel, the United Kingdom, United States and Canada.

Responsible gambling

The Dow Jones Sustainability Index has rated Tabcorp as the global leader in the promotion of responsible gaming in recognition of the effort and focus that the company has invested in this area.

Our leadership in the implementation of responsible gambling initiatives is an important area in which we demonstrate the integrity of our business approach and commitment to the highest standards of customer care.

In order to further strengthen the company's approach and understanding of problem gambling, Tabcorp appointed dedicated senior responsible gambling managers during the year in both its gaming and wagering divisions. The company

also achieved positive results from its second independent review of compliance with its Responsible Gambling Code and conducted an inaugural Responsible Gambling Awareness Week at Star City Casino. The awareness week will be expanded throughout each of Tabcorp's casino properties during the second half of 2005.

We will continue to invest in responsible gambling initiatives across the group and take a proactive approach to improving the training and education of our employees, together with our venue and agency business partners, to ensure a consistent approach to the responsible provision of gambling products and services. This will be underpinned by the launch of a new Responsible Gambling Code throughout the Tabcorp Group during late 2005 and early 2006.

Tabcorp remains mindful of the need for collaboration and accordingly will continue to consult and work in partnership with government, counselling services and the community on measures that will continue to enhance our responsible service of gambling.

Customer focus

One of our key objectives is to continue building a customer-focused culture across the company – so we can clearly understand what our customers want – and then deliver, day in, day out.

We are conducting an audit of customer management projects from all divisions so Tabcorp can capture and record what we have learned about our customers across the group and create a single development roadmap for the whole group. Our priority is to develop a complete understanding of the aspirations of our customers for gambling entertainment experiences across our businesses that will be difficult for our competitors to emulate.

Work is also being done to profile customers who seek or use a range of gambling entertainment products, then identify how we can better deliver to them the gambling entertainment experiences that they want.

This process is just another step forward for Tabcorp and its customer centricity ambitions. It demonstrates a commitment from the leaders of the business to ensure Tabcorp can stretch itself and become a market leader in customer service and innovation in our industry.

The interests of shareholders will best be served by placing our customers at the centre of our business in the years to come. Tabcorp's exciting growth phase has provided an outstanding platform for us to expand the "customer centric" culture across the group.

Gaming and Wagering Licence review

The renewal of Tabcorp's gaming and wagering licences will be a major focus for the company over the coming years. The current Victorian gaming, wagering and Keno licences expire in 2012.

We understand that the Victorian Government will begin a consultative review of the post-2012 industry structure in late 2005 with a decision on the post-2012 structure to be announced in 2007 and the awarding of licences to follow.

Tabcorp is well advanced in its preparations for the licence review process, with a dedicated project team established and working on relicencing.

Tabcorp is in a strong position to retain its gaming and wagering licences, having demonstrated high levels of integrity, superior customer service and performance as one of the incumbent licence holders.

Tabcorp outlook

The new financial year has started well and the company is targeting to deliver solid growth in earnings per share in the 2006 financial year.

Our main objectives for the 2006 financial year are to complete the two-year process of the Tab Limited integration, continue organic business growth across all divisions and selectively develop international opportunities to add to our growth in the future.

Tabcorp will continue to focus on delivering first-class products and services for customers. We will encourage the passion that our employees have for delivering entertaining products, terrific customer service and continue to build our knowledge of our customers to better enable our people to do this. We will actively embark on exporting our unique capabilities to new markets to help position Tabcorp as one of the top gambling and entertainment companies in the world.

Matthew Slatter
Managing Director and Chief Executive Officer

30 August 2005

Player analysis

What was achieved

Casinos

- Jupiters integration largely completed with estimated annualised synergies of $56.6 million, $3.2 million above the estimate at the end of the half year
- In November 2004 assumed day to day management control of Conrad Jupiters and Conrad Treasury
- Commenced $53.5 million upgrade at Conrad Jupiters
- Refurbishment of apartments, restaurants and gaming areas at Star City
- Focus on driving best practice for customer service and operating efficiency

Gaming and Network Games

- 4,021 new EGMs and games introduced
- Cash Express hyperlink jackpot product continues to be very popular with customers and now extends to 1,290 EGMs across 192 venues
- 67 Tabaret venues refurbished, two new venues opened and a further three existing venues joined the Tabaret network
- $235 million raised from the divestment of the New South Wales and Queensland gaming assets
- Integration of Jupiters' Keno business completed, with Keno now in over 2,000 venues in Australia's eastern states

Wagering

- Integration on schedule:
  - Organisation and management structures fully integrated
  - Merging of Victorian and New South Wales wagering systems well underway
  - Final government approvals being sought for merging pools
- Sportsbetting revenue grew by 17.0% in Victoria and 9.6% in New South Wales
- Sportsbetting revenue grew by 17.0% in Victoria and 9.6% in New South Wales
- In all Tab agencies in Victoria and New South Wales customers have full access to both the Sky Channel and TVN racing broadcast services

Media

- Sky Channel continued to expand, began broadcasts in the United Kingdom and expanded coverage in the USA, Canada, New Zealand, Sri Lanka and the Middle East
- Sky Channel enhanced its programming schedule to include premium international racing from Hong Kong, New Zealand and extra New South Wales country meetings
- Organisational review conducted
- Tight control of expenses

Casinos * * * * *

Our operations:
- Star City in Sydney
- Conrad Jupiters on the Gold Coast
- Conrad Treasury in Brisbane
- Jupiters Townsville
- Manages the Gold Coast Convention and Exhibition Centre
- An interest in the Townsville Entertainment and Convention Centre

Indicators

Employees	7,172
Revenue	$1,274.9m up 19.7%
EBITA	$380.9m up 20.0%

Overall Rating:
Premier * * * * *

Key objectives for the year:
- Integration to continue following Jupiters merger
- Discussions continue in relation to acquiring the management rights for Caesar's Entertainment managed properties, being the Jupiters hotels and casinos at the Gold Coast and Brisbane
- Focus on enhancing customer experience and improving operating margins

Customers

50,000

visitors at our casinos each day

Gaming & Network Games *

Our operations:
- In Victoria Tabcorp owns and operates electronic gaming machines (EGMs) in licensed hotels and clubs under the Tabaret brand
- Club Keno games in licensed hotels and clubs throughout Victoria
- Keno terminals in over 2,000 venues in Victoria and New South Wales

Indicators

Employees	186
Revenue	$1,020.1m up 10.7%
EBITA	$250.9m up 14.8%

Overall Rating:
Visionary * * * * *

Key objectives for the year:
- Invest in the latest games and machines to meet customer needs
- Continue to refurbish venues to provide amenities for greater customer enjoyment
- Divestment of Jupiter's Queensland monitoring business and Tab's gaming business to be completed by end of year
- Integration of the Jupiters businesses of Keno and Jupiters Technology will be completed

Customers

320,000

regular EGM players who play at least once a week

Wagering * * * *

Our operations:
- Totalizator and fixed odds betting in a network of licensed agencies, hotels and clubs in Victoria and New South Wales
- On-course totalizators at metropolitan and country race meetings in these states
- Totalizator and fixed odds betting offered on sporting and other events

Indicators

Employees	2,617
Revenue	$1,319.0m up 195.4%
EBITA	$225.1m up 199.0%

Overall Rating:
Trusted * * * * *

Key objectives for the year:
- Integration of Tab Limited's wagering businesses is a priority to achieve synergies and efficiencies
- Continue to grow sportsbetting

Customers

700,000

regular retail customers who use our products each week

Media * * * * *

Our operations:
- Sky Channel, the national commercial satellite racing broadcaster
- The Sky Radio Network, with 2KY in Sydney and over 100 narrowcast stations throughout New South Wales

Indicators

Employees	270
Revenue	$127.4m
EBITA	$40.6m

Overall Rating:
Expert * * * * *

Key objectives for the year:
- Further expansion of international client base
- Introducing new innovative presentation displays to enhance customer experience on all television services
- Developing growth and efficiency opportunities across media operations

Customers

3,300,000

total audience each week

Responsible gambling

Our commitment

Tabcorp's commitment to our corporate social responsibilities continues to be underpinned by the company's leadership in the responsible service of gambling.

Specifically, we believe leadership is about providing the highest standards of customer care and assisting customers to make informed decisions about their participation in gambling.

Our approach to responsible gambling recognises that some of our customers are unable to control their gambling behaviour, causing adverse consequences for themselves and potentially their family, friends and the wider community.

It remains incumbent upon Tabcorp that we focus on maximising the enjoyment of our products, games, facilities and services, whilst minimising the potential harm that may arise from gambling.

Dow Jones Sustainability Index

The company is pleased that its commitment to responsible gambling was recognised globally during the year. The Dow Jones Sustainability Index rating assessment, announced in October 2004, rated Tabcorp as the global leader in the promotion of responsible gaming within its sector.

New initiatives

Building upon the Dow Jones Sustainability Index rating, the company has continued to refine and enhance its approach and commitment to responsible gambling. Initiatives undertaken over the last twelve months include:

- the appointment of dedicated senior responsible gambling managers in the company's wagering and gaming divisions;
- independent review and evaluation of employee understanding and awareness of key responsible gambling requirements and procedures;
- review and redevelopment of the company's Responsible Gambling Code under the advice of KPMG; and
- the inaugural Responsible Gambling Awareness Week conducted at Star City Casino in July 2004 – this initiative will be conducted across all of our casino properties in the second half of 2005.

KPMG review of compliance

During the past twelve months, KPMG conducted its second independent review of compliance with the Tabcorp Responsible Gambling Code. KPMG's findings indicated that there was a greater level of compliance with the Code than occurred in the initial review conducted in 2003.

The review also identified areas for further focus, in response to which Tabcorp has formulated and enacted strategies aiming to effectively address the issues.

Working with our stakeholders

In order to better understand behaviours associated with gambling, Tabcorp has continued to work in partnership and consult with government, counselling services and key community advocates. We believe this is imperative to ensuring a more holistic approach to addressing problem gambling.

Moving forward, our desire is to strengthen these relationships through heightened engagement and where feasible the development of collaborative partnerships.

We also continue to fund a dedicated counsellor at Odyssey House, Sydney, in order to provide a residential program for people whose lives have been affected by their problem gambling behaviour.

Sustainability

The company ensures that it operates with integrity and undertakes its activities in a responsible manner for the long term benefit of all stakeholders.

Tabcorp continues to be recognised as a world leader in the responsible service of gambling and for its high standard of governance.

Tabcorp is one of only approximately 20 Australian stocks included in the FTSE4Good Index, which incorporates around 750 stocks worldwide.

The company is also the Australian sector leader in the Dow Jones Sustainability Index. The most recent results from the 2004 survey showed that Tabcorp was setting the industry standard across all four key categories of economic, social, environmental and overall performance, with a particularly outstanding result in anti-money laundering where it was awarded full marks.

The FTSE4Good Index and the Dow Jones Sustainability Index are used by investors to identify companies that meet globally recognised corporate responsibility standards.

Member of Dow Jones Sustainability Indexes

FTSE4Good Index Series

Enriching communities

Throughout the year, Tabcorp committed its best assets - its people, facilities and resources – to an expanded portfolio of community support activities across New South Wales, Victoria and Queensland.

With a goal of enriching and supporting the communities in which we operate, Tabcorp strives to harness the power of our people, our businesses and our brands. The company provided a broad range of community support initiatives, including donations, fundraising, sponsorships, and strengthening of our long term partnerships in the community.

Tsunami relief

Together with our employees, customers and the wider community, we also responded to major relief efforts abroad – most notably, Tabcorp's $250,000 donation together with contributions from customers and employees, produced a total donation of $546,211 to the Tsunami relief effort.

Official Commonwealth Games Partner

In June, Tabcorp announced its most significant partnership in the history of the company – sponsorship of the Melbourne 2006 Commonwealth Games. As an official Games Partner, Tabcorp is proud to be associated with this historic event and we look forward to helping to create the biggest and best Games ever. During the Games, more than 4,500 athletes will converge on Victoria to compete in 16 sports and 24 disciplines.

Major community partnership

Tabcorp continues to investigate an appropriate major community partner. The development of a national community partner will provide the opportunity for Tabcorp's employees, customers and the wider community to work together to create a lasting and significant social benefit for the communities in which the company operates. We aim to launch this major initiative during 2006.

Tabcorp Community Spirit Awards

An exciting development for the Tabcorp group through the year was the launch of a new employee volunteering recognition program, the Tabcorp Community Spirit Awards. Celebrating our values of teamwork, integrity, performance and innovation, the awards recognise the vital contribution made by our employees who volunteer, and rewards their extraordinary and inspiring work. The awards, piloted at Star City Casino, also provide support for the community by way of a significant financial donation made by Tabcorp to the award winners' charities of choice.

Not for profit

By sharing our people and our facilities, we have continued to focus on strengthening the capacity of a number of not for profit organisations. As a long term participant in the SEAL Force Loaned Executive Program, Tabcorp provides the expertise and experience of some of our most senior team members to organisations, such as the National Stroke Foundation and Traveller's Aid Abroad. Our team members assist in developing strategic responses to critical issues affecting the long term operation and sustainability of these important community organisations.

Charities

Furthermore, through the complementary and subsidised use of our casinos and hotel facilities, we've helped a diverse range of charitable groups host events which raise thousands of dollars for their organisation and assist in raising their profile and ultimately their level of support with the broader community.

Some of the other initiatives we've undertaken over the year include:

- participation in the Juvenile Diabetes Research Foundation fundraising event 'Walk to Cure Diabetes' in Victoria and New South Wales;
- ongoing support of local government community safety initiatives in regional Victoria;
- major sponsorship of Brisbane's annual Riverfestival which combines arts, science, sport, community, environmental and educational activities to entertain and inspire thinking about the city's sustainability;
- support for Surf Lifesaving Queensland's 'Summer Surf Girl' Carnival;
- in partnership with ClubsNSW, Keno provided funding to grant the wishes of eight seriously, chronically or terminally ill children and supported the establishment of eleven Starlight Fun Centres throughout New South Wales during 2005;
- sponsorship of the Surfboard Challenge as part of the Australia Day Council events in New South Wales;
- sponsorship of the Children's Cancer Institute Australia's major annual fundraising event, the Sports Trivia Challenge; and
- a range of initiatives with the Returned Services League of New South Wales including the sale of Remembrance Day poppies through all TAB outlets across the state.

Our people

Being a great place to work

Tabcorp wants to be recognised as an employer of choice. To help achieve this vision, the company provides a safe working environment where employees are treated fairly, respected, valued and given the opportunity to succeed. The company has extensive policies and programs in place to attract, retain and develop employees so that they fulfil their potential. Some of these are described below.

Equal Opportunity

Tabcorp is a member of the Council for Equal Opportunity Employment and also a member of the Equal Employment Opportunity Network (www.eeon.com.au). Tabcorp manages its operations with a positive awareness of the spirit and intent of equal opportunity and anti-discrimination legislation. The company applies principles of equal pay, benefits and opportunities to all employees. The company has a number of relevant polices and procedures in place, which include:

- Equal Employment Opportunity policy;
- Equal Opportunity for Women in the Workplace policy; and
- Harassment and Bullying policy.

Employee engagement

Tabcorp strives to help all employees feel part of the Tabcorp team, and this has become even more important following the acquisitions of Jupiters Limited and Tab Limited.

During the year, the company completed its second annual employee opinion survey, which provides insights into what employees like and dislike about working at Tabcorp. Employee focus groups identified specific challenges and developed actions plans to address them. Senior managers were given responsibility to implement these action plans, which are being monitored and reported back to the Executive Committee and employees.

The key issues from this year's survey fall within three areas: improving leadership capabilities; communication; and reward and recognition for employee contributions and achievements. Some of the initiatives developed in these areas include:

- the implementation of the LEO program (described below) to improve the leadership capabilities within the company;
- the launch of a new group wide intranet to enhance the flow of communication throughout the entire organisation; and
- the development of the Shine program to reward and recognise people who turn in winning performances at work and demonstrate the Tabcorp values of teamwork, integrity, performance, customer and innovation.

Leadership

Tabcorp has developed a leadership program based on best practice methodologies called LEO (Leading Entertainment Opportunity). It provides senior managers with support, analysis, plans, and opportunities to develop their leadership capabilities based on Tabcorp's values. By June 2006 all managers who report directly to Executive Committee members will have completed the LEO program.

Other programs, such as professional development courses, Tabcorp's mentoring program and succession planning assist in the identification, development and enhancement of leadership capabilities within the organisation.

Employee Assistance Program

Tabcorp recognises that the demands of work, family and personal life can all affect employees' overall well being. Tabcorp has contracted an independent firm to offer a free, strictly confidential short term counselling service for all employees and their immediate families. The program provides a range of personal and professional support services for employees, including counselling and referral services, trauma support service, wellness activities and assistance to find child care centers and other personal services.

Occupational Health and Safety

Tabcorp's Occupational Health and Safety policy takes all necessary measures to ensure that the workplace is safe and without risks to health, and to ensure that the company complies with relevant legislation.

The company has a duty, so far as is practicable, to:

- provide and maintain a safe and healthy working environment;
- provide and maintain safe equipment and work systems;
- ensure that the use, handling, storage and transport of plant and substances is safe and without risk to health;
- provide facilities for the welfare of employees; and
- provide information, instruction, training and supervision as necessary to enable employees to work safely and without risk to health.

The company also, so far as is practicable:

- monitors the health of its employees;
- monitors conditions at the workplace;
- maintains health and safety records of employees at the workplace;
- ensures a high standard of housekeeping is maintained;
- engages suitably qualified persons in occupational health and safety to provide appropriate advice; and
- provides information in appropriate languages.

Environment

Tabcorp is committed to operating as efficiently as possible and reduce its impact on the environment wherever practicable. The company's most significant environmental challenges are at its hotel and casino properties, which have environmental management plans and procedures in place to maintain high levels of environmental regulation and performance.

The **Star City** hotel and casino in Sydney is a participant in the Federal Government's Greenhouse Challenge and the New South Wales Government sustainable energy programs. In November 2003, the New South Wales Minister for Energy awarded Star City a "Gold Green Globe Award" in recognition of achieving the greenhouse emission targets and energy saving initiatives including lighting changes, improvements in efficiency in plant operation and waste management. Star City has Environmental Management Plans, which during the year contributed a saving of approximately 160,000 litres per day through waste water recycling programs.

The **Conrad Jupiters** hotel and casino on the Gold Coast joined the Federal Government's Greenhouse Challenge in 1998 and Waste Wise Queensland EPA in 2002. Conrad Jupiters has achieved the runner up "Highly Recommended" Award by IE Greenhouse Challenge in 2000 for excellence in reduction of greenhouse gas emission and energy saving initiatives. Conrad Jupiters was also dubbed the "Green Casino" when it was awarded "the best Environmental Initiative Award" for the country at the 2002 Australian Hotels Association National Awards for excellence in energy saving and waste minimisation performance.

The **Conrad Treasury** hotel and casino in Brisbane is also a member of the Federal Government's Greenhouse Challenge. Conrad Treasury has a Water Management Plan, which has been approved by the local government. This plan includes benchmarks, strategies, responsibilities and action plans for the ongoing improvement of water consumption whilst maintaining existing use at high efficiencies. The plan identifies opportunities to implement water saving initiatives, such as adopting new conservation technologies to retrofit existing systems to reduce water consumption.

The **Jupiters Townsville** hotel and casino has in place an Environmental Management Manual and code of practice to effectively manage energy conservation, air quality, water consumption and waste at the property. All chemicals, including fuels, oils and chemicals used for swimming pools, undergo a risk assessment, which includes an environmental impact assessment, before they are accepted onto the property. The Government's Environmental Protection Agency audits the chemicals stored at the property.

The company has initiatives to minimise the impact on the environmental, which include:

Energy:

- time occupancy plans to automatically switch off air-conditioning/heating systems and lighting;
- centralised computer operated energy management control systems that maintain consistent low levels of energy usage; and
- elevators that employ energy saving techniques, such as spacing lifts evenly between floors to reduce the distance of travel, and anticipating timing and loads, especially at peak times.

Water:

- garden beds are planted with native flora species to reduce dependence on water and complement the local environment;
- sensors are fitted in public toilets to reduce water consumption; and
- hotel rooms have flow restriction devices fitted to bathroom taps.

Air:

- use of fresh air cycles for ventilation instead of operating air-conditioning/heating systems;
- air quality is regularly monitored and tested; and
- cooling systems are tested regularly for Legionella bacteria.

Waste:

- paper and cardboard recycling, with additional services for recycling plastics, cans and glass at our hotels and casinos;
- recycling photocopy and printer cartridges; and
- fluorescent light tubes, batteries and other chemicals are collected and disposed of separately.

Key achievements:

- Star City has reduced total electricity consumption by 8% and total gas consumption by 20% from 2001 to 2004 as a result of energy consumption programs and improved maintenance initiated following reviews by independent experts.
- Conrad Treasury has reduced total direct greenhouse gas emissions by 25% from 2001 to 2004, which principally resulted from improvements to mechanical plant control capability and improving maintenance policies on all primary plant and equipment.
- Total water usage at Tabcorp's hotel and casino properties has been reduced by 14% from 2002 to 2004.



Cubic metres of water
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2002
2003
2004
Total water consumption reduced by 14%
Star City
Conrad Jupiters
Conrad Treasury
Jupiters Townsville

Corporate governance

1. Tabcorp's Approach to Corporate Governance

Tabcorp's Board strongly supports the principles of corporate governance and is committed to maintaining the highest standards within the company. This is particularly important given the highly regulated environment in which this company operates and the need to ensure that its businesses are sustainable.

The company's policies and corporate governance practices are reviewed annually and will continue to be developed and refined to meet the needs of the company and best practice.

In developing the company's corporate governance practices, the company takes into account all applicable legislation, which includes, but is not limited to:

- *Corporations Act* 2001 *(Cth)* and changes resulting from the Corporate Law Economic Reform Program (CLERP);
- Australian Stock Exchange Listing Rules;
- State legislation governing the licences issued to Tabcorp to conduct gambling and related activities; and
- Australian Standard AS8000 – Good Governance Principles.

This corporate governance statement outlines the main corporate governance practices and policies in place throughout the financial year and at the date of this report.

This corporate governance statement and other related information is available from the Corporate Governance section of the company's website at www.tabcorp.com.au/about_governance.aspx.

2. ASX Corporate Governance Principles

Tabcorp has adopted the "Principles of Good Corporate Governance and Best Practice Recommendations" which were published by the Australian Stock Exchange Corporate Governance Council (ASX CGC) in March 2003. The company complies with these recommendations, unless otherwise stated.

Statements in this corporate governance section have been referenced to the applicable ASX CGC Best Practice Recommendation and are indicated by the symbol ☑.

The ASX CGC "Principles of Good Corporate Governance and Best Practice Recommendations" are available from the ASX website at www.asx.com.au/supervision/governance/index.htm

3. Composition of the Board

At the date of this report, the Board comprises eight independent non-executive Directors, including the Chairman, and one executive Director, being the Managing Director and Chief Executive Officer. Each of the Board's Committees is composed exclusively of independent non-executive Directors. Details of the current Directors and their qualifications and experience are included in the Directors' Report on page 26.

The company's Constitution requires that the number of Directors (not including alternate Directors) shall not exceed twelve, nor be less than three. A Director, other than any Managing Director, may not hold office for a continuous period in excess of three years or past the third annual general meeting following the Director's last election or re-election to the Board, whichever is the longer, without submitting for re-election. The Board has the power to appoint any person as a Director, either to fill a casual vacancy or as an addition to the Board, subject to receiving all necessary regulatory approvals, but that person must stand for election at the following Annual General Meeting.

The appointment and removal of the Managing Director and Chief Executive Officer is a matter for the Board as a whole, in association with the recommendations of the Nomination Committee.

The company's Constitution is available from the Corporate Governance section of the company's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 1.1, 2.1, 2.2, 2.3, 2.5, 4.5

4. Responsibilities and Functions of the Board

The company's Board Manual sets out the roles and responsibilities of the Managing Director and Chief Executive Officer, the Chairman and Directors. It also contains the terms of reference and processes governing the Board and each of its Committees. The Board Manual is updated when required and is reviewed at least annually.

The Board has overall responsibility for reviewing and approving the policies and procedures put in place to maintain the highest levels of corporate governance for the company. The Board's role also includes:

- reviewing and approving the strategic direction, budgets and business plans prepared by management;
- assuring itself of the effectiveness of arrangements for the governance of the company including:
  - the quality of the Executive team;
  - the appropriateness of organisational arrangements and structure; and
  - the adequacy of internal controls and processes;
- overseeing performance against targets and objectives; and
- overseeing reporting to shareholders on the direction, governance and performance of the company.

☑ ASX CGC's Best Practice Recommendation 1.1

5. Board Independence

In addition to being required to conduct themselves in accordance with the ethical policies of the company, Directors are required to be meticulous in their disclosure of any material contract or relationship in accordance with the Corporations Act and this disclosure extends to the interests

of family companies and spouses. Directors are required to adhere strictly to the constraints on their participation and voting in relation to matters in which they may have an interest in accordance with the Corporations Act and the company's policies.

Some of the Directors are involved with other companies or professional firms, which may from time to time have dealings with the company. Details of offices held by Directors with other organisations are set out in the Directors' Report on page 26 to 27. Full details of related party dealings are set out in notes to the company's accounts. A register of Directors' interests is maintained and included in the information sent to every Director prior to each Board meeting.

The Board periodically assesses the independence of each Director. For this purpose, an independent Director is a non-executive Director whom the Board considers to be independent of management and free of any business or other relationship that could materially interfere with the exercise of their unfettered and independent judgement.

All the current non-executive Directors of the company have been assessed as independent Directors. In reaching that determination, the Board has taken into account (in addition to the matters set out above):

- the specific disclosures made by each Director as referred to above;
- where applicable, the related party dealings referable to each Director, noting that those dealings are not material under accounting standards;
- that no Director is, or is associated directly with, a substantial shareholder of the company;
- that no non-executive Director has ever been employed by the company or any of its subsidiaries;
- that no Director is, or is associated with, a supplier, professional adviser, consultant to or customer of the company which is material for the purposes of the ASX CGC recommendations regarding best practice corporate governance; and
- that no non-executive Director personally carries on any role for the company other than as a Director of the company.

The company does not consider that term of service on the Board should be considered as a factor affecting a Director's ability to act in the best interests of the company. The Board has established a policy that Directors must retire before reaching 70 years of age.

The Board also has procedures in place to ensure it operates independently of management. Prior to every Board meeting, the non-executive Directors meet together in the absence of Executive Directors and other Executives of the company.

☑ ASX CGC's Best Practice Recommendations 2.1, 2.2, 2.3, 2.5, 4.3, 4.5

6. Other Directorships

Directors are required continually to evaluate the number of Boards on which they serve to ensure that each can be given the time and attention required to fulfil their duties and responsibilities. Directors are required to seek approval from the Chairman prior to accepting an invitation to become a Director of any corporation, and in the case of the Chairman, seek approval from the Deputy Chairman.

Details of the directorships for each Director are available in the Directors' Report on page 27.

☑ ASX CGC's Best Practice Recommendations 2.1, 2.5

7. Board and Committee Meetings

The Board and its Committees meet regularly to discuss formally matters relevant to the company. Additional meetings may be scheduled to address specific matters.

In the period 1 July 2004 to 30 June 2005 there were 12 Board meetings, of which one was a special Board meeting convened to address major issues, including matters in relation to the acquisition of Tab Limited.

Any Director with a material personal interest in a matter being considered by the Board must not be present when the matter is being considered and may not vote on the matter.

The appointment of a new Director is subject to regulatory approvals, however with the approval of the regulators they may attend Board meetings to assist their transition into their role, but only as observers, and they may not vote on any matter.

The Company Secretary is responsible for coordinating and distributing materials for Board meetings and Board Committee meetings, other than the Remuneration Committee which is managed by the senior executive responsible for Group Remuneration and Benefits.

The appointment and removal of the Company Secretary is a matter for discussion by the Board as a whole.

The number of meetings and the attendance of each Director are set out in the Directors' Report on page 32.

☑ ASX CGC's Best Practice Recommendations 2.5, 4.5, 8.1, 9.5

8. Committees of the Board

To assist the Board in achieving the highest standards of corporate governance, the Directors involve themselves with the critical areas of the company's activities through Board Committees with specific responsibilities for audit, nominations/succession planning, remuneration and compliance. There are no executive Directors on any of these Committees.

The terms of reference for these Committees are available from the Corporate Governance section of the company's website at www.tabcorp.com.au/about_governance.aspx.

9. Audit Committee

The Audit Committee has been established to provide the Board with additional assurance regarding the quality and reliability of financial information used by the Board and financial statements issued by the company to its shareholders. In addition, the Audit Committee oversees and reviews the risk management policies and processes of the company, while the company's management team is responsible for executing and maintaining these systems. The Committee oversees compliance with statutory responsibilities relating to financial disclosure, including related party transactions, and approval of full year and half year financial results as well as the financial statements in the annual report.

The Committee reviews the activities of both the independent internal auditor (KPMG) and external auditor (Ernst & Young) and reviews their performance on an annual basis. The Chairman of the Audit Committee must approve all non-audit related work to be undertaken by the auditors (if any). The Chairman of the Audit Committee is required to meet with the external and internal auditors in the absence of management. The Chairman is also required to meet with the company's General Manager Risk & Internal Audit at least twice a year.

The annual internal audit program and the scope of work to be performed is set in consultation with the Audit Committee of the Board. The Committee approves the annual internal audit program and reviews each of the reports made pursuant to that program.

The Audit Committee is committed to maintaining auditor independence and limiting the engagement of the auditor for only audit related services, unless exceptional circumstances necessitate the involvement of the auditor. In accordance with the transitional provisions of CLERP 9, the company's incumbent lead external audit partner will rotate before 1 July 2006, and the company will maintain the rotation of the lead external audit partner at least every five years. The external auditor attends the company's annual general meeting and is available to answer shareholder questions regarding aspects of the audit and their report.

Members of the Audit Committee	
Chairman:	Mr A.G. Hodgson
Members:	Mr M.B. Robinson Mr J.D. Story Ms P.J. Dwyer (commenced on 30 August 2005 following receipt of all necessary approvals)

The terms of reference for the Audit Committee are available from the Corporate Governance section of the company's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 1.1, 2.5, 4.2, 4.3, 4.4, 4.5, 6.2, 7.1, 7.3

10. Compliance Committee

The Compliance Committee is responsible for monitoring business processes and operations to ensure appropriate policies and procedures are in place for the company to comply with the terms of its licences and other legal and regulatory requirements. The Committee places particular emphasis on ensuring that a proper compliance program, systems and culture are in place for the purpose of ensuring the reliability and integrity of the company's operations.

The Compliance Committee reviews the level of communication and cooperation with all regulatory authorities responsible for monitoring and overseeing its businesses, including the Victorian Commission for Gambling Regulation, New South Wales Casino Control Authority, Tasmanian Gaming Commission and the Queensland Office of Gaming Regulation.

The company's Compliance Managers and the Management Compliance Committees monitor matters of compliance and report regularly to the Board Compliance Committee. Management Compliance Committees have also been established to oversee the company's compliance program. During the year the compliance program was extended to include the Tab Limited business following Tabcorp gaining management control on 5 July 2004, and the Jupiters Gold Coast and Brisbane casinos following the successful negotiation of the management arrangements with BI Gaming on 18 November 2004.

The company embraces the adoption of a whistle blowing policy. The company's current compliance program enables employees, contractors and suppliers the opportunity to anonymously report any instance of non-compliance to a Compliance Manager for investigation and follow up. The company's compliance program and procedures have already been implemented in parts of the organisation, and are being extended to the Jupiters hotel and casino complexes and the operations of Tab Limited which are being integrated into Tabcorp's business following the acquisition of these businesses.

Members of the Compliance Committee	
Chairman:	Mr W.V. Wilson
Members:	Mr M.B. Robinson Mr J.D. Story

The terms of reference for the Compliance Committee are available from the Corporate Governance section of the company's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 1.1, 2.5, 7.1, 7.3, 10.1

11. Remuneration Committee

The Remuneration Committee has responsibility to review and make recommendations to the Board on remuneration packages and policies applicable to the Managing Director and Chief Executive Officer, Directors and senior executives. This Committee has responsibility for approving the company's general remuneration practices, including employee share ownership and option schemes, incentive performance packages, superannuation entitlements, retirement and termination entitlements.

Tabcorp's remuneration philosophy comprises a market competitive base salary and benefits as designated, a performance based incentive plan which provides a payment based on achievement of agreed targets, and a long term incentive plan based on an allocation of shares or options subject to performance criteria and Board approval.

The company's shareholders had previously approved retirement benefits being made available to present and future non-executive Directors, however the Board decided to terminate retirement benefits for all non-executive Directors, effective 30 June 2003.

Details relating to the remuneration of Directors and officers of the company are set out in the Directors' Report on pages 33 to 43.

Members of the Remuneration Committee	
Chairman:	Mr R.F.E. Warburton
Members:	Mr M.B. Robinson Mr L.J. Willett

The terms of reference for the Remuneration Committee are available from the Corporate Governance section of the company's website at www.tabcorp.com.au/about_governance.aspx.

ASX CGC's Best Practice Recommendations 2.5, 9.1, 9.2, 9.3, 9.4, 9.5

12. Nomination Committee

The composition of the Board and its Committees is the subject of ongoing review by the Directors and the Nomination Committee has the responsibility to make recommendations to the Board on succession planning for the Board. From time to time as the company grows and its field of activities changes, it may be appropriate to make other changes to the composition of the Board to ensure that it includes the necessary and desirable experience and competencies.

The Committee annually reviews the skills, experience and attributes required of Directors to discharge the Board's duties and the extent to which they are represented in the composition of the Board and each Board Committee. The Committee facilitates an independent assessment of the effectiveness and performance of the Board and its Committees, which is discussed further under the section Board Assessment later in this corporate governance statement. The Committee also has responsibility for ensuring that an effective Board induction process is in place.

Members of the Nomination Committee	
Chairman:	Mr M.B. Robinson
Members:	Mr A.G. Hodgson Mr R.F.E. Warburton Ms P.J. Dwyer (commenced on 30 August 2005 following receipt of all necessary approvals)

The terms of reference for the Nomination Committee are available from the Corporate Governance section of the company's website at www.tabcorp.com.au/about_governance.aspx.

ASX CGC's Best Practice Recommendations 2.4, 2.5, 8.1

13. Internal Control Framework

The Board reviews and approves the internal control structure of the company. This includes the role performed by KPMG as internal auditor and the company's compliance program.

Financial reporting includes the annual development of a five year strategic plan and a detailed annual budget which is subject to the approval of the Directors. Actual monthly and year to date results for the company are reported to the Board at every meeting to enable it to monitor performance against the annual budget.

Forecasts for the company and each of the operating divisions are regularly updated and reported to the Board during the year.

The company has detailed procedural guidelines for the approval of capital expenditure including annual budgeting, review and approval of individual proposals and specific levels of authority between the Board and the Managing Director and Chief Executive Officer.

Processes for the investment of surplus cash, management of debt and currency, and interest rate risk management have been approved by the Board and are the subject of ongoing reporting to the Board.

The company's internal audit function has been conducted under contract by KPMG in association with the Tabcorp internal audit team. The internal auditor submits regular reports to the Chief Financial Officer, to the Audit Committee and, where appropriate, to the Board. The internal audit plan is approved annually by the Audit Committee. The company also has an extensive compliance program which is based on the applicable Australian standards.

ASX CGC's Best Practice Recommendations 1.1, 3.1, 3.3, 7.1, 7.3

14. Management of Risk

The company has in place policies and procedures which set out the roles, responsibilities and guidelines for managing risks associated with the company's operations. During the year the company, together with KPMG, updated the risk profiles for each of the company's key operating areas, namely the Gaming, Wagering, Media, and Casinos divisions. These profiles identified:

- the nature and likelihood of occurrence for specific material risks;
- the key controls that are in place to mitigate and manage the risk; and
- the sources and levels of assurance provided on the effective operation of key controls.

The company's risk management processes were expanded during the year to include the operations of Tab Limited, following Tabcorp assuming management control on 5 July 2004, and to the Jupiters Gold Coast and Brisbane hotel and casino properties on 18 November 2004 which were previously managed by BI Gaming.

The risk profiles for each of the company's key operating areas were reported to the Audit Committee and were considered as part of the annual audit planning process. Risks identified within each business are to be transferred to an on-line risk management system, which will provide ongoing reporting and the ability to update the risk profiles throughout the year.

The risk framework, policies and procedures will be further enhanced as the company's existing operations develop and its range of activities expands. The implementation of these policies and procedures is monitored and reviewed at least annually by the Audit and Compliance Committees of the Board.

☑ ASX CGC's Best Practice Recommendations 7.1, 7.3

15. Management Assurance

At the Board meeting to approve the company's annual and half yearly results, the Board received and considered a statement in writing from the Managing Director and Chief Executive Officer and the Chief Financial Officer in relation to the company's system of risk oversight and management and internal control in accordance with ASX Corporate Governance Council principles 4 and 7.

The certificate of assurance stated that the financial statements have been prepared in conformity with generally accepted accounting principles and that they gave a true and fair view of the state of affairs of the company and of the economic entity.

The certificate of assurance also stated that the risk management and internal compliance and control systems were operating effectively, in all material respects, based on the AS/NZS 4360 Risk Management standard adopted by the company. The certificate of assurance also includes statements that all information has been available to the auditors, and that there weren't any irregularities or significant issues identified that would have a material impact on the company.

The standard AS/NZS 4360 – Risk Management is available from SAI Global's website at www.standards.com.au.

☑ ASX CGC's Best Practice Recommendations 1.1, 4.1, 4.5, 7.2, 7.3

16. Ethical Standards

The Board and the company's employees are expected to maintain the highest level of corporate ethics. The company's Directors and key personnel have undergone extensive probity investigation and clearance by the New South Wales Casino Control Authority, Victorian Commission for Gambling Regulation, Tasmanian Gaming Commission, the Queensland Office of Gaming Regulation and in overseas jurisdictions.

The company's policies as to the conduct and integrity of its personnel, agents and contractors, including the maintenance of ethical standards, are set out in the Human Resources Policy Manual. This manual includes policies prohibiting money laundering, corruption, bribery, bullying and harassment. It also includes policies on equal opportunity in the workplace and restrictions on the use of the company's gambling products.

☑ ASX CGC's Best Practice Recommendation 3.1, 3.3, 10.1

17. Responsible Gambling Code

The company has established a Responsible Gambling Code containing comprehensive policies and guidelines for its Directors, employees, agents and venue operators to guide them in the responsible provision of our products to the community and to ensure that we provide customers with the highest standard of customer care.

KPMG conducted an independent review of the Code in 2003 and again in 2004 to assess the organisation's compliance with the Code across its operations, with the exception of the operations of Tab Limited and the Jupiters hotel and casino properties which were not controlled by Tabcorp at that time. A number of initiatives have been identified and Tabcorp is implementing these to further improve the Code. Additional information about the review is available in the Responsible Gambling section of this report.

The Tabcorp Responsible Gambling Code is available from the Responsible Gambling section of the company's website at www.tabcorp.com.au/responsible.aspx

☑ ASX CGC's Best Practice Recommendations 3.1, 3.3, 10.1

18. Share Trading Policy

The company has a policy that regulates the sale or purchase of shares in the company by Directors, executive officers and all employees. This policy extends to any person or entity, which may in the circumstances be reasonably associated with a Director, executive or employee (for example a spouse, infant children, family trust or family company).

Directors and employees with access to information about Tabcorp's financial performance may only deal in Tabcorp's securities during the period of one month following the company's Annual General Meeting or the release of the company's annual and half yearly results. Even during this trading window, Directors and employees must ensure that they are not in possession of price sensitive information that is not generally available to the public.

Each Director is required to obtain the approval of the Chairman prior to the sale or purchase by that Director of shares in the company, even during a trading window. In the case of a proposed transaction by the Chairman, approval is required from the Deputy Chairman. Executive officers are required to obtain the prior approval of the Managing Director and Chief Executive Officer to a proposed transaction.

The details of Tabcorp shares held by Directors are available in the Directors' Report on page 31.

The company's share trading policy is available from the Corporate Governance section of the company's website at www.tabcorp.com.au/about_governance.aspx.

☑ ASX CGC's Best Practice Recommendations 3.2, 3.3

19. Continuous Disclosure

The Board has a disclosure policy and procedures are in place to ensure that information is reported to the Australian Stock Exchange (ASX) in accordance with the continuous disclosure requirements of its Listing Rules. The Board reviews the company's compliance with its continuous disclosure obligations at each of its meetings. The company's Executive General Manager - Corporate and Legal, in her capacity as Company Secretary, is responsible for coordinating disclosure of information to the ASX, Australian Securities & Investments Commission and shareholders. The Company Secretary is referred to as the Disclosure Officer in this policy.

The Disclosure Officer must be kept informed by management of disclosure related issues, and each Executive Committee member must notify the Disclosure Officer immediately of any information that may require disclosure.

In addition to the Disclosure Officer, there are a limited number of authorised company spokespersons. Only authorised company spokespersons may speak on the company's behalf to people such as analysts, brokers, journalists and shareholders, and comments must be limited to their expertise. If an employee of the company is not an authorised company spokesperson, and receives an inquiry about the company from a journalist, analyst or other external party, they must refer the inquiry to an authorised company spokesperson.

Authorised company spokespersons liaise closely with the Disclosure Officer to ensure all proposed public comments are within the bounds of information that is already in the public domain, and/or is not material.

☑ ASX CGC's Best Practice Recommendations 5.1, 5.2

20. Independent Professional Advice

An individual Director who has concern with respect to a particular matter before the Board may, after discussion with the Chairman, and advising the Managing Director and Chief Executive Officer, obtain independent professional advice at the company's expense. Such advice is to be made available to all other Directors.

☑ ASX CGC's Best Practice Recommendations 2.5, 8.1

21. Board Assessment

Each year the Nomination Committee reviews the skills, experience and attributes required to discharge the Board's duties and the extent to which they are represented in the composition of the Board as well as each Board Committee.

The Nomination Committee is also responsible for facilitating an independent review of the performance and effectiveness of the Board and its committee every three years.

In June 2003 Cameron Ralph completed a formal assessment of the Board's performance. The assessment process included a review of publicly available information, questionnaires and interviews with Directors, the Company Secretary, and former Directors as well as a review of Board policies, Board and Committee terms of reference, the Board Manual, papers distributed to Directors for Board meetings, and other documents available to Directors. The Board revised its practices following this review, including the establishment of a new Nomination Committee, formal implementation of a disclosure policy, and development of a structured induction process for new Directors.

The Board will undertake an independent review during the 2005/06 financial year.

☑ ASX CGC's Best Practice Recommendation 8.1

22. Succession Planning

The company has a succession plan for members of its Board and senior management. This plan is intended to identify the best candidates for leadership and management roles and develop potential successors that best meet the organisation's needs.

The Nomination Committee is responsible for making recommendations to the Board to facilitate the orderly succession of Board membership and to manage a process to identify suitable candidates for appointment to the Board and for the composition of Board Committees.

23. Director Induction Program

All appointments to the Board are subject to receiving all necessary regulatory approvals. Upon appointment, each new Director undertakes an induction program and is provided with a copy of the Board Manual, five year strategic plan and other materials to assist them to participate fully and actively in all board decision-making at the earliest opportunity.

This induction program aims to provide any new non-executive Director with the relevant knowledge regarding the processes of the Tabcorp Board, Board culture, the company's strategic direction, the nature of Tabcorp's business, industry matters, the company's financial position, operational and risk management practices and the major issues facing the company.

The Board Nomination Committee is responsible for ensuring that an effective induction process is in place, and regularly reviews its effectiveness.

☑ ASX CGC's Best Practice Recommendation 8.1

24. Continuing Education

All Directors have access to continuing education to update and enhance their skills and knowledge to enable them to continue to carry out their duties as Directors in an efficient and knowledgeable manner.

The continuing education program includes education concerning key developments in the company and the industry and environments within which it operates, including site visits to the company's properties, discussion of relevant legislative changes and other matters of interest for Directors.

☑ ASX CGC's Best Practice Recommendation 8.1

25. Group Strategic Planning

The company has a formal strategic planning process whereby a five year strategic plan is prepared and approved by the Board each year. The intent of the annual review is to consider a range of strategies and provide management with guidance on those strategies that in the Board's opinion will enhance shareholder value in the medium term.

☑ ASX CGC's Best Practice Recommendation 1.1

26. Sustainability

Tabcorp is committed to the long-term sustainability of its operations and aims to optimise the social, environmental and economic impact of its operations for the benefit of all stakeholders.

Tabcorp's commitment to responsible gambling, its employees and community well-being is discussed on pages 14 to 16 of this report.

Although the company's operations are considered to have minor impact on the environment, Tabcorp is committed to protecting the environment and minimising the impact wherever appropriate. Tabcorp's environmental performance is set out on page 17 and in the Directors' Report on page 30.

Tabcorp is one of only 14 Australian companies included in the Dow Jones Sustainability Index and one of only 22 Australian companies included in the FTSE4Good Index.

☑ ASX CGC's Best Practice Recommendation 10.1

27. Engaging Shareholders

It is the Board's intention that shareholders are informed of major developments affecting the company. This information is communicated to shareholders through the Half-Yearly and Annual Reports, the Australian Stock Exchange, the Tabcorp website, and other means where appropriate.

The company's website was relaunched in December 2004 to provide a new and exciting website that is more informative and provides improved access and content for all our stakeholders. It includes a facility for any interested person to receive email notifications of all major Tabcorp news releases published on the website.

Shareholders can elect to receive all shareholder related materials electronically, including dividend statements, notices of meeting, proxies and the annual report. This email service provides a quick and convenient means for receiving this information while reducing costs and being environmentally friendly.

The company employs dedicated shareholder relations personnel to assist in responding promptly to all shareholder inquiries.

The company encourages the full participation of shareholders at its Annual General Meeting. Important issues are presented to shareholders as single resolutions and full discussion of each item is encouraged. Explanatory memoranda, where considered appropriate, are included with the Notice of Annual General Meeting in respect of items to be voted on at the meeting.

Other shareholder related information is available at the back of this report, on pages 54 to 56.

The company's website is available at www.tabcorp.com.au

☑ ASX CGC's Best Practice Recommendation 6.1

Board of directors


M.B. Robinson AO


M.J. Slatter


A.G. Hodgson


P.J. Dwyer


P.G. Satre


J.D. Story


R.F.E. Warburton AO


L.J. Willett AO


W.V. Wilson

Directors' report

The Board of Directors of Tabcorp Holdings Limited has pleasure in submitting its report and the statement of financial position of the company and the economic entity in respect of the financial year ended 30 June 2005, and the related statement of financial performance and statement of cash flows for the year then ended.

Directors

The names and details of the company's Directors in office during the financial year and until the date of this report (except as otherwise stated) are set out below.

M.B. Robinson AO
Chairman and Non-Executive Director since June 1994

Michael Robinson was a Partner of the law firm Allens Arthur Robinson until his retirement on 31 December 2003. Mr Robinson remains a consultant to the firm. He was the Senior Partner of Arthur Robinson and Hedderwicks from 1996 to 2001 and was its Managing Partner from 1980 to 1988. Mr Robinson is a Trustee of the Epworth Medical Foundation and a Director of the Asia Society AustralAsia Centre, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the Tabcorp Nomination Committee and is a member of the Tabcorp Audit, Remuneration and Compliance Committees.

M.J. Slatter
Managing Director and Chief Executive Officer since October 2002

Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Financial Officer and Director of AXA Asia Pacific and has over 20 years' experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and the National Bank of New Zealand. Mr Slatter is also Chairman of the Australian Gaming Council.

A.G. Hodgson
Deputy Chairman and Non-Executive Director since June 1994

Tony Hodgson was the co-founder, and former Senior Partner, of the chartered accounting firm Ferrier Hodgson. Mr Hodgson is a Director of Coles Myer Ltd, HSBC Bank Australia Limited and Collins Associates Ltd. He is also a member of the Advisory Board at Visy Industrial Packaging Holdings Limited. Mr Hodgson is Chairman of the Tabcorp Audit Committee and a member of the Tabcorp Nomination Committee.

P.J. Dwyer
Non-Executive Director since August 2005

Paula Dwyer is a Director of Promina Group Limited, David Jones Limited, Babcock and Brown Japan Property Management Limited, and Alpha Investment Management Company. In the not-for-profit sector, she is a Director of CCI Investment Management Limited and the Baker Heart Research Institute. Ms Dwyer is a former member of the Victorian Casino and Gaming Authority and of the Victorian Gaming Commission from 1993-1995. Ms Dwyer is a member of the Tabcorp Audit Committee and a member of the Tabcorp Nomination Committee.

P.G. Satre
Non-Executive Director since June 2000

Phil Satre was Chairman of Harrah's Entertainment, Inc., one of the world's largest gambling companies, from January 1997 to December 2004. Mr Satre is a Director of the National Centre for Responsible Gaming, Sierra Pacific Resources and Rite Aid Corporation, and a member of the Board of Trustees of Stanford University.

J.D. Story
Non-Executive Director since January 2004

John Story was previously a Director of Jupiters Limited. He is a Solicitor of the Supreme Court of Queensland and is non-executive Chairman of the Board of Corrs Chambers Westgarth, having been a Partner practising in the areas of corporate and commercial law for over 30 years. Mr Story is also Chairman of Suncorp Metway Limited and a Director of CSR Limited. He is a Director of the Australian Institute of Company Directors and is President of the Institute's Queensland Council. He is a member of the Tabcorp Audit and Compliance Committees.

R.F.E. Warburton AO
Non-Executive Director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited, Tandou Ltd and the Board of Taxation. Mr Warburton is also a Director of Nufarm Limited and Citibank Pty Ltd. He is International Chairman of the Commonwealth Study Conference, a Director of the Garvan Research Foundation and an Honorary Trustee of the Committee for Economic Development of Australia (CEDA). He is Chairman of the Tabcorp Remuneration Committee and a member of the Tabcorp Nomination Committee.

L.J. Willett AO
Non-Executive Director since January 2004

Lawrence Willett was previously Chairman of Jupiters Limited. He has wide experience in business and industry as well as public administration. He is a past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited, Commonwealth Club Limited and Sustainable Tourism Holdings Limited. Mr Willett is also Chancellor of Charles Sturt University. He is a member of the Tabcorp Remuneration Committee.

W.V. Wilson
Non-Executive Director since June 1994

Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978, where he became the Executive Director responsible for all betting and lottery activity in 1980. He retired from the Club in January 1994. Mr Wilson is a Partner in the Pier Hotel at Glenelg and the Royal Hotel at Kent Town, both located in South Australia. He is Chairman of the Tabcorp Compliance Committee.

Directorships of Other Listed Companies

The following table shows for each director all directorships of other companies that were listed on the Australian Stock Exchange or other financial markets operating in Australia, other than Tabcorp Holdings Limited, since 1 July 2002, and the period for which each directorship has been held.

Director	Listed company	Period directorship held
M.B. Robinson	Gandel Retail Trust(1)	December 1993 to November 2002
	Clough Limited	January 2002 to present
	Tab Limited(2)	July 2004 to September 2004
M.J. Slatter	AXA Asia Pacific Holdings Limited	July 2000 to July 2002
	Jupiters Limited(3)	November 2003 to present
	Tab Limited(2)	July 2004 to present
A.G. Hodgson	Coles Myer Limited	July 2003 to present
	RMG Limited	June 2000 to October 2002
	Tab Limited(2)	July 2004 to October 2004
P.J. Dwyer	David Jones Limited	November 2003 to present
	Promina Group Limited	February 2003 to present
P.G. Satre	None	
J.D. Story	Australian Magnesium Corporation Limited	November 2001 to May 2005
	CSR Limited	April 2003 to present
	Jupiters Limited(3)	April 1991 to November 2003
	Suncorp-Metway Limited	January 1995 to present
R.F.E. Warburton	AurionGold Limited	February 1995 to October 2002
	Caltex Australia Limited	July 1999 to present
	David Jones Limited	October 1995 to July 2003
	Nufarm Limited	October 1993 to present
	Southcorp Limited	June 1993 to October 2003
	Tandou Limited	April 2004 to present
L.J. Willett	Jupiters Limited(3)	April 1988 to November 2003
W.V. Wilson	None	

(1) In November 2002 Mr M.B. Robinson ceased being a Director of Gandel Management Limited, which was the company responsible for managing the Gandel Retail Trust. The Gandel Retail Trust was first listed on the Australian Stock Exchange (ASX) in April 1994.

(2) Tabcorp gained management control of Tab Limited in July 2004 pursuant to a takeover offer. Tab Limited was removed from the official list of the ASX in August 2004 following Tabcorp's acquisition of all its shares. Mr M.J. Slatter continues to be a Director of this company.

(3) Messrs J.D. Story and L.J. Willett were Directors of Jupiters Limited, which was listed on the ASX until December 2003, when it was removed following Tabcorp's acquisition of all its shares. Mr M.J. Slatter continues to be a Director of Jupiters Limited.

Changes to the Board's Composition

Ms P.J. Dwyer became a non-executive Director on 30 August 2005 following the receipt of all necessary regulatory approvals. All other Directors held their position as a Director throughout the entire financial year and continue to hold that position at the date of this report.

Company Secretary

K. Willcock

Kerry Willcock assumed the responsibilities of Company Secretary following her appointment as Executive General Manager – Corporate and Legal in February 2005. Ms Willcock was officially appointed as Company Secretary in June 2005 following receipt of all necessary regulatory approvals. She holds a Bachelor of Arts and a Bachelor of Laws, and is a qualified mediator. Ms Willcock has extensive commercial, legal, litigation and government relations experience having worked with Arthur Robinson and Hedderwicks, Clayton Utz and, most recently, the Australian Postal Corporation, where she held the position of General Counsel.

P.H. Caillard

Following his appointment as Chief Executive of Tabcorp's Media Division, Peter Caillard ceased being the Company Secretary. Mr Caillard was the Company Secretary for over six years. He is a Fellow of the Chartered Institute of Company Secretaries, holds honours and masters degrees in law, and has a number of years experience as company secretary/legal counsel of publicly listed companies. Mr Caillard is a Fellow of the Williamson Leadership Program, a member of the Australian Institute of Company Directors, a former Director of the Law Institute of Victoria, and a former Victorian President of the Australian Corporate Lawyers Association.

Directors' report (continued)

Principal Activities

The principal activities of the economic entity during the financial year comprised the provision of leisure and entertainment services (particularly in relation to gambling and hospitality). The principal activities remain unchanged from the previous year, except as disclosed elsewhere in this report.

Financial Results

Consolidated profit after income tax of the economic entity for the financial year was $368.8 million which was 18.6% above the previous financial year.

The economic entity generated profit before interest, taxation and amortisation of goodwill of $903.2 million, which was 43.4% above the previous financial year.

It generated operating revenue of $3,760.6 million, which was 52.7% above the operating revenue achieved in the previous financial year.

Earnings Per Share

Basic earnings per share for the period were 71.4 cents, down 8.0% on the previous corresponding period.

Basic earnings per share pre-amortisation of goodwill for the period were 102.3 cents, an increase of 10.6% on the previous corresponding period.

Diluted earnings per share for the period were 71.2 cents, down 8.2% on the previous corresponding period.

Earnings per share is disclosed in Note 6 of the Financial Statements.

Dividends

A final dividend of 41 cents per ordinary share has been declared, an increase of five cents on the previous final dividend and one cent above the previous interim dividend. The dividend will be fully franked and payable on 13 October 2005 to shareholders registered on the books at 8 September 2005. This takes the full year dividend to 81 cents, an increase of 10 cents on the previous financial year.

The following dividends (including special dividends) have been paid, declared or recommended since the end of the preceding financial year by the parent entity:

	$ million
Final fully franked dividend for 2004 of 36 cents per share on ordinary shares as declared by the Directors on 26 August 2004 with a record date of 7 September 2004 and payable on 11 October 2004.	185.1
Interim fully franked dividend for 2005 of 40 cents per share on ordinary shares as declared by the Directors on 24 February 2005 with a record date of 7 March 2005 and payable on 13 April 2005.	208.2
Final fully franked dividend for 2005 of 41 cents per share on ordinary shares as declared by the Directors on 30 August 2005 with a record date of 8 September 2005 and payable on 13 October 2005.	214.8

Further information regarding dividends may be found in Note 3 of the Concise Financial Report or Note 5 of the Financial Statements.

Review of Operations

The economic entity achieved profit after tax for the year of $368.8 million which was 18.6% above last year. During the year the economic entity's total operating revenue increased by 52.7% to $3,760.6 million.

Casinos Division

The company operates four hotel and casino properties, Star City in Sydney, Conrad Jupiters on the Gold Coast, Conrad Treasury in Brisbane and Jupiters Townsville. The company manages the Gold Coast Convention and Exhibition Centre and has an interest in the Townsville Entertainment and Convention Centre.

The Casinos division achieved profit before interest, taxation and amortisation of goodwill of $393.8 million, which was 22.6% above the previous financial year. The Casinos division's total operating revenue increased by 19.7% to $1,272.0 million.

The previous full year result to 30 June 2004 included only eight months of operations from the Jupiters Brisbane, Gold Coast and Townsville hotel and casino properties, and the Gold Coast Convention and Exhibition Centre, and Townsville Entertainment and Convention Centre, because Tabcorp acquired these operations pursuant to the merger with Jupiters Limited in November 2003.

Wagering Division

Tabcorp conducts wagering activities in a network of agencies, hotels and clubs throughout Victoria and New South Wales, and provides on-course totalizators at metropolitan and country race meetings. In addition, totalizator and fixed odds betting is offered on sporting and other events. This is the first year in which the company's results include the wagering activities of New South Wales, which were acquired by Tabcorp in July 2004 pursuant to its takeover of Tab Limited.

The Wagering division achieved profit before interest, taxation and amortisation of goodwill of $199.0 million, which was 168.6% above the previous financial year. The Wagering division's total operating revenue increased by 195.8% to $1,319.8 million.

The Wagering division's result for the previous year included contributions from Keno and Jupiters International, which for this year are included in the Gaming division's result. The result for that year has been restated to exclude these operations.

Gaming and Network Games Division

In Victoria, Tabcorp owns and operates electronic gaming machines (EGMs) in licensed hotels and clubs under the Tabaret brand, as well as operating Club Keno games through a joint venture arrangement.

The Gaming division achieved profit before interest, taxation and amortisation of goodwill of $260.8 million, which was 13.7% above the previous financial year. The Gaming division's total operating revenue increased by 10.3% to $1,029.5 million.

Following the acquisition of Jupiters Limited in November 2003, the Gaming division includes New South Wales Keno, Queensland Keno, Queensland gaming machine monitoring and Jupiters International.

The result for this year has been restated to include the contributions from Keno and Jupiters International, which were previously included in the Wagering division's result.

As a result of the sale of the Queensland gaming machine monitoring business in December 2004, this year's result only includes six month's contribution from that business.

Media Division

The Media division incorporates specialist radio and television operations focused on the racing industry and other sporting activities, which include: Sky Channel, the national commercial satellite racing broadcaster; the Sky Radio Network, with 2KY in Sydney and narrowcast stations throughout New South Wales; and other domestic and international services.

The Media division achieved profit before interest, taxation and amortisation of goodwill of $37.1 million. This is the first year in which the Media division has been included in Tabcorp's financial results, following the acquisition of Tab Limited in July 2004.

Significant Changes in the State of Affairs

On 23 February 2004, Tabcorp announced an off-market takeover bid for Tab Limited, the New South Wales based wagering, gaming and media company. On 5 July 2004, Tabcorp unconditionally acquired more than 50% of the issued share capital of Tab Limited and management control passed at this date. Tabcorp's offer to acquire all of the shares in Tab Limited closed on 13 August 2004 and all outstanding shares were acquired compulsorily on 20 September 2004. The operations of Tab Limited are being integrated with those of Tabcorp, and this integration will continue during the 2005/6 financial year.

On 18 November 2004, Tabcorp assumed day to day control of the management of the Jupiters Gold Coast and Brisbane hotel and casino properties from BI Gaming.

On 23 December 2004, Tabcorp divested the AWA Information Technology desktop and network services business, along with AWA's external gaming and wagering services businesses, and the AWA royalty stream, which were acquired by the Tabcorp group following the merger with Jupiters Limited.

On 31 December 2004, Tabcorp sold its Queensland centralised monitoring system business and progressive jackpot services business, and the associated field services and logistics business relating to the maintenance of gaming machines involved in the Queensland monitoring business, as well as the group's New South Wales gaming business, comprising the group's centralised monitoring system business and statewide linked jackpot game business. Tabcorp acquired these businesses as a result of its merger with Jupiters Limited and takeover of Tab Limited.

The economic entity now operates diversified businesses across the east coast of Australia and is well positioned for future growth. The company has consolidated its position as one of the world's premier gambling and entertainment companies.

During the year, ThoroughVisioN Pty Ltd, a media company owned by the Australian Jockey Club, Sydney Turf Club, Victoria Racing Club, Melbourne Racing Club, Moonee Valley Racing Club and Victorian country racing, secured the exclusive broadcast rights to thoroughbred racing held by these racing bodies. These rights were formerly held by Sky Channel. There is no significant financial impact to Sky Channel.

There were no significant changes in the state of affairs of the economic entity that occurred during the year other than as set out in this Directors' Report.

Business Strategies

Tabcorp continued with its key business strategies throughout the year, including continuous focus on delivering compelling products and improved services for the enjoyment of all customers.

Tabcorp continued the integration of Jupiters' businesses following its successful merger with Jupiters Limited in November 2003. As at 30 June 2005, the Jupiters integration was substantially complete.

Tabcorp's takeover of Tab Limited was concluded during the financial year and the integration of Tab's businesses has continued throughout the year. Integration of Tab's businesses will continue during the 2005/6 financial year.

During the year, the company submitted a request for concept proposal to the Singapore Government to develop a fully integrated entertainment resort in Singapore. Tabcorp's proposal for an "iconic" integrated resort includes super-luxury and luxury hotels, casino, convention space, leading restaurants, premium retail outlets and world-class stage shows. Tabcorp will continue to pursue this opportunity during the 2005/6 financial year.

Significant Events after Reporting Date

In June 2005, Tabcorp entered into a joint venture arrangement for the purpose of providing systems and support services to the lottery market in the People's Republic of China (PRC). Tabcorp has a 67% interest in the joint venture. In July 2005, Tabcorp entered into a Technical Cooperation Agreement (TCA) with Beijing Lottery Online Technology Co., Ltd. (CLO). The TCA is subject to a number of conditions precedent, including approval by the appropriate regulatory bodies in the PRC. The TCA provides a framework for Tabcorp to provide software, equipment (including terminals) and technical services to CLO for a 10-year term and provides for CLO to commercialise Keno in the PRC. Tabcorp anticipates that CLO will commence roll out of the Keno terminals in the third quarter of the 2006 financial year.

Further details relating to this joint venture are available in Tabcorp's announcement to the Australian Stock Exchange dated 25 July 2005.

No other matters or circumstances have arisen since the end of the financial year which are not otherwise dealt with in this report or in the Financial Statements, that have significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

Likely Developments and Expected Results

The economic entity will continue with the strategies in the year under review, as set out in this report.

The Directors have excluded from this report any further information on the likely developments in the operations of the economic entity and the expected results of those operations in future financial years, as the Directors have reasonable grounds to believe that to include such information will be likely to result in unreasonable prejudice to the economic entity.

Auditors

Tabcorp's external auditor is Ernst & Young and its internal auditor is KPMG. More information relating to the auditors can be found in the Corporate Governance statement of the Concise Annual Report.

Directors' Interests in Contracts

The Directors of the economic entity, or their Director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the Director or Director-related entity at arm's length in similar circumstances. These transactions are described in further detail in Note 37 of the Financial Statements.

Environmental Regulation and Performance

The consolidated entity's environmental obligations and waste discharge quotas are regulated under both state and federal laws. The consolidated entity has a record of complying with, and in most cases exceeding, its environment performance obligations.

No environmental breaches have been notified to the economic entity by any government agency.

The environmental performance obligations for the Casinos division are overseen by an Executive Environmental Committee and are subject from time to time to government review.

Each hotel and casino property has environmental management plans and procedures representing best practice standards, which assist in maintaining high levels of environmental regulation and performance.

Risk Management

The group is committed to prudently managing its risks and those associated with its operations. Overviews of the company's risk management processes and internal control framework are disclosed in the Corporate Governance statement of the Concise Annual Report.

The group's risk management processes were expanded during the year to include the operations at the Jupiters Gold Coast and Brisbane hotel and casino properties since 18 November 2004 and for the Tab Limited operations since 5 July 2004. This is a result of Tabcorp assuming day to day control of the management of the hotel and casino properties from BI Gaming and of the Tab operations of Tab Limited on these dates.

Indemnification and Insurance of Directors and Officers

Tabcorp has entered into insurance contracts, which indemnify Directors and Officers of the company and its controlled entities against liabilities. In accordance with normal commercial practices, under the terms of the insurance contracts, the nature of the liabilities insured against and the amount of premiums paid are confidential.

Tax Consolidation

Effective 1 July 2002, Tabcorp Holdings Limited and its 100% owned subsidiaries formed an income tax consolidation group. Members of the group entered into a tax sharing arrangement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. This group was joined by the Jupiters Limited and its 100% controlled entities on 13 November 2003, when 100% control was attained, and by the Tab Limited group entities when 100% control was attained on 20 September 2004. Further details are available in Note 4 of the Financial Statements.

Corporate Governance

The Directors of Tabcorp Holdings Limited support and adhere to the principles of corporate governance, recognising the need for the highest standard of corporate behaviour and accountability. A review of the company's corporate governance practices was undertaken during the year. As a result, new practices were adopted and existing practices optimised to reflect industry best practice. The Corporate Governance statement is contained in the Concise Annual Report, which is also available under the Corporate Governance section of the company's website.

Directors' Interests

At the date of this report, the relevant interests of the Directors in the shares, options or other instruments of the companies within the economic entity, as notified by the Directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act 2001, are:

Name	Tabcorp Holdings Limited Ordinary Shares	Options	Performance Options	Share Rights	Deferred Shares
M.B. Robinson	45,565	-	-	-	-
M.J. Slatter	1,000,000[1]	2,000,000[2]	660,042[3]	29,943[3]	40,440[4]
A.G. Hodgson	100,049	-	-	-	-
P.J. Dwyer[5]	5,000	-	-	-	-
P.G. Satre	8,000	-	-	-	-
J.D. Story	8,149	-	-	-	-
R.F.E. Warburton	23,456	-	-	-	-
L.J. Willett	2,755	-	-	-	-
W.V. Wilson	50,000	-	-	-	-

(1) Upon commencement of his employment Mr M.J. Slatter was provided with a loan to acquire 500,000 ordinary shares on the terms and conditions set out in the rules of the Tabcorp Senior Executive Long Term Incentive Plan previously approved by shareholders. On 27 August 2004, Mr M.J. Slatter exercised 500,000 options (refer note 2 below), for which he received 500,000 shares.

(2) Upon commencement of his employment Mr M.J. Slatter was issued 2,500,000 options with an exercise price of $12.61 per share. 1,000,000 of these options will vest only if certain annual and cumulative benchmarks are achieved, of which 50,000 had already vested at 30 June 2005. Further details relating to these options are contained in the Remuneration Report. The remaining 1,500,000 options, which expire on 7 October 2005, vested immediately and of these Mr M.J. Slatter exercised 500,000 options on 27 August 2004.

(3) During the financial year Mr M.J. Slatter was issued 307,693 performance options with an exercise price of $14.54 and 13,947 share rights with a nil exercise price pursuant to the company's Long Term Performance Plan. Mr M.J. Slatter previously held 352,349 performance options with an exercise price of $11.23 per share and 15,996 share rights with a nil exercise price pursuant to the company's Long Term Performance Plan. Refer to the Remuneration Report for further details.

(4) During the financial year Mr M.J. Slatter was issued 40,440 ordinary shares at a price of $14.54 pursuant to the company's Deferred Share Plan. Refer to the Remuneration Report for further details.

(5) Ms P.J. Dwyer became a non-executive Director on 30 August 2005, following the receipt of all necessary regulatory approvals.

Non-executive directors have interests in Tabcorp shares, which are held directly, unless otherwise stated as follows:

- Mr M.B. Robinson has an indirect interest in 35,000 ordinary shares held by Allens Arthur Robinson Partners Superannuation Fund Pty Ltd.
- Mr A.G. Hodgson has an indirect interest in 99,000 ordinary shares held by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary.
- Mr P.G. Satre has an indirect interest in 4,000 ordinary shares held by trustees of the Satre Family Revocable Trust in the United States of America.
- Mr J.D. Story has an indirect interest in 5,015 ordinary shares held by Storfield Pty Ltd as trustee for the Story Superannuation Fund.
- Mr R.F.E Warburton has an indirect interest in 23,456 ordinary shares held by Teampass Pty Ltd, a family trust.
- Ms P.J. Dwyer has an indirect interest in 5,000 ordinary shares held by Roble Pty Ltd, as trustee for the Happell Family Trust.

The details of the functions and memberships of the Committees of the Board are set out in the Corporate Governance statement of the Concise Annual Report.

Rounding of Amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that Class Order, amounts in the Financial Statements and the Directors' Report have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

Auditor Independence and Declaration

Attached is a copy of the auditor's independence declaration provided under section 307C of the Corporations Act 2001 in relation to the audit for the year ended 30 June 2005. This auditor's declaration forms part of this Directors' Report.

Directors' report (continued)

Board Meeting Attendance

During the year in review the company held 12 meetings of the Board of Directors. The attendance of the Directors at meetings of the Board and its Committees were:

	Board of Directors		Audit Committee		Compliance Committee		Nomination Committee		Remuneration Committee	
Name	A	B	A	B	A	B	A	B	A	B
M.B. Robinson	12	12	4	4	2	2	4	4	4	4
M.J. Slatter(1)	12	12	4	4	2	2	4	4	4	4
A.G. Hodgson	10	12	4	4	-	-	3	4	-	-
P.J. Dwyer(2)	2	-	1	-	-	-	1	-	-	-
P.G. Satre	12	12	-	-	-	-	-	-	-	-
J.D. Story	12	12	4	4	2	2	-	-	-	-
R.F.E. Warburton	11	12	-	-	-	-	4	4	4	4
L.J. Willett	12	12	-	-	-	-	-	-	4	4
W.V. Wilson	12	12	-	-	2	2	-	-	-	-

A – Number of meetings attended
B – Maximum number of possible meetings available for attendance

(1) Mr M.J. Slatter attended meetings of Committees as stated above, but was not a member of the Committees and therefore was not required to attend these meetings.

(2) Ms P.J. Dwyer became a non-executive Director on 30 August 2005 following the receipt of all necessary regulatory approvals. Therefore during the year in review she attended the meetings indicated above as an observer only, but she was not required to attend these meetings and could not vote on any matter.

Non-Statutory Audit Services

Ernst & Young, the external auditors to the company and the group, provided the following non-statutory audit related services to the company during the financial year ended 30 June 2005. The Directors are satisfied that the provision of non-statutory audit services during this period was compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-statutory audit service provided means that auditor independence was not compromised. These statements are made in accordance with advice provided by the company's Board Audit Committee.

The company's Board Audit Committee reviews the activities of the independent external auditor and reviews the auditor's performance on an annual basis. The Chairman of the Audit Committee must approve all non-statutory audit related work to be undertaken by the auditors (if any). Further details relating to the Audit Committee and the engagement of auditors are available in the Corporate Governance statement contained in this Concise Annual Report.

Ernst & Young, acting as the company's external auditors, received or are due to receive the following amounts in relation to the provision of non-statutory audit services to the company:

Description of services	$'000
Other assurance services	480
Regulatory services	124
Other services	9
Total of all non-statutory audit services	613

Amounts paid or payable by the company for audit and non-statutory audit related services are disclosed in Note 3 of the Financial Statements.

Remuneration Report

Remuneration Philosophy

Tabcorp's performance is highly leveraged on the skills and capabilities of its Directors and executives. To sustain a high performance environment, Tabcorp's reward strategy aligns its reward policy with market best practice to attract both high calibre national and international candidates, and to retain these people to create value for shareholders.

To support this retention strategy, a reward structure for the Executive Committee (those executives reporting directly to the Managing Director and Chief Executive Officer, including the Company Secretary) was implemented during 2003 and the associated plans to acquire shares, options and rights were approved by shareholders at the 2003 annual general meeting. This structure provides for a mix of fixed and variable remuneration and links remuneration to individual and company performance. The structure is reviewed annually.

During 2004, this remuneration structure was extended further to executives who report to members of the Executive Committee. The parameters for the reward philosophy are reviewed annually by the Board Remuneration Committee to ensure alignment with shareholder interests and to ensure the quantitative and qualitative benchmarks, against which performance is measured, are aligned with market best practice.

Board Remuneration Committee

The Board Remuneration Committee is responsible for:

- establishing and maintaining appropriate remuneration policies and practices that apply to the Tabcorp group;
- reviewing from time to time, and recommending to the Board, the remuneration of the Chairman and non-executive Directors;
- reviewing and recommending to the Board the remuneration of the Managing Director and Chief Executive Officer;
- reviewing and approving remuneration of executives reporting to the Managing Director and Chief Executive Officer;
- reviewing and recommending to the Board terms and conditions of any incentive plans including employee and/or executive option and share plans;
- reviewing and approving participation of executives in option and share plans or other incentive plans; and
- agreeing benchmarks against which annual salary reviews are to be made.

To assist the Board Remuneration Committee in its role, independent advice is sought directly from external consultants, including Egan Associates, Hewitt Associates Pty Ltd and the Hay Group. This advice relates to job roles and responsibilities, organisational structures, remuneration strategies, levels of remuneration, and industry best practice for organisations that are comparable to Tabcorp in size, complexity, geographic spread and in similar industries. In determining remuneration policies and practices to apply to the Tabcorp group, the Board Remuneration Committee also considers Tabcorp's strategic positioning as the most diversified entertainment and gambling group in Australia and recognition of international opportunities with joint venture partners.

Non-Executive Director Remuneration

Objective

The Board seeks to set aggregate remuneration levels that provide Tabcorp with the ability to attract and retain Directors of the highest calibre. The amount of Directors' fees also recognises the obligations placed on Directors by the significant level of compliance and other regulation of the activities of the Tabcorp group, and the liabilities imposed on Directors.

Structure

The annual aggregate remuneration of non-executive Directors is approved from time to time at a general meeting of shareholders. At the annual general meeting held on 30 October 2003, shareholders approved an increase to the aggregate remuneration for all non-executive Directors from $1.3 million to $1.5 million per annum, which principally was necessary to accommodate the two new directors appointed following the merger with Jupiters Limited.

The amount of aggregate remuneration and the manner in which it is apportioned amongst the non-executive Directors is reviewed annually by the Board Remuneration Committee. There was no change to the aggregate remuneration cap of $1.5 million during the financial year ended 30 June 2005. However, following a comprehensive review of non-executive Directors' emoluments in early 2005, an increase in non-executive Directors' remuneration was applied with effect from January 2005. The resultant increases applied to non-executive Directors' remuneration were accommodated within the $1.5 million cap approved by shareholders in 2003.

In addition to receiving fees for being a non-executive Director of the company, non-executive Directors receive an additional fee for being a member of a Board Committee. The payment of a fee for serving on a Board Committee recognises the additional time commitment required by non-executive Directors who serve on one or more Board Committees.

Directors' report (continued)

The following table outlines non-executive Director and Board Committee fees with effect from 1 January 2005.

	Board Fee[1]	Board Committee Fees[1] Audit	Remuneration	Compliance	Nomination
	$	$	$	$	$
Chairman	333,650				
Deputy Chairman	160,000				
Director	135,000				
Chairman of Committee		50,000	25,000	20,000	7,500
Committee Member		15,000	10,000	10,000	7,500

(1) The fees outlined above exclude contributions made under the Superannuation Guarantee Contribution (SGC), which throughout the year was at 9% of full emoluments. Overseas Director Mr P.G. Satre received cash in lieu of the SGC.

Non-executive Directors are not entitled to receive retirement benefits.

The remuneration for non-executive Directors for the financial year ending 30 June 2005 is detailed in Table 1 on page 42 of this report.

Managing Director and Chief Executive Officer and Executive Remuneration

Objective

Tabcorp aims to reward its executives with a level and mix of fixed and "at risk" remuneration commensurate with their position and responsibilities within the Tabcorp group, and to recognise and reward executives for company, business unit and individual performance against targets set by reference to appropriate benchmarks. The objectives of the remuneration structure are to:

- align the interests of executives with those of shareholders;
- link executives' reward with achievement of the strategic goals and performance of the company and the Tabcorp group; and
- ensure annual remuneration is competitive by market standards.

Structure

The Board Remuneration Committee requires that a written employment contract be entered into with the Managing Director and Chief Executive Officer, and all other executives. Details of employment contracts are provided on pages 40 to 41 of this report.

The Total Annual Reward (TAR) for the Managing Director and Chief Executive Officer and executives comprises the following components:

- Fixed remuneration (Total Employment Cost – TEC); and
- Variable remuneration (short term and long term incentives):
  - Short Term Incentive (STI):
    - Short Term Performance Plan (STPP)
      Opportunity to earn greater remuneration on achievement of individual and company performance objectives/ targets; and
    - Deferred Share Plan (DSP)
      Mandatory percentage of short term incentive delivered as Deferred Shares with a three year holding lock.
  - Long Term Incentive (LTI).
    - Long Term Performance Plan (LTPP)
      Opportunity to earn greater remuneration over a three to five year period.

The proportion of fixed remuneration and variable remuneration (potential short term and long term incentives) for the Managing Director and Chief Executive Officer and each executive is determined by the Board Remuneration Committee annually or more often as required.

The following diagram details the fixed and variable components of remuneration (assuming all performance targets are met) for the Managing Director and Chief Executive Officer and the most senior levels of management.



Total Annual Reward (TAR)
Fixed Remuneration
Variable Remuneration
Total Employment Cost (TEC)
Short Term Incentive
Long Term Incentive
MD & CEO
46.6667% (as a % of TAR)
26.6667%
26.6667%
Cash
Deferred Shares
Performance Options
Share Rights
50%
50%
75%
25%
Chief Executives EGMs - Level 1
55% (as a % of TAR)
22.5%
22.5%
Cash
Deferred Shares
Performance Options
Share Rights
75%
25%
50%
50%
EGMs - Level 2
62.4% (as a % of TAR)
18.8%
18.8%
Cash
Deferred Shares
Performance Options
Share Rights
75%
25%
50%
50%

- The percentages shown for various remuneration components are reviewed annually by the Board Remuneration Committee.
- Performance Options provide executives with the opportunity to acquire Tabcorp shares subject to meeting time-based and performance-based criteria. An exercise price is payable upon the exercise of Performance Options. More details relating to the Performance Options are available under the heading "Long Term Incentive (LTI)" on pages 37 to 39 of this report.
- Share Rights deliver the whole value of Tabcorp shares to the participant with vesting dependant on both time-based and performance-based criteria. No exercise price is payable upon the exercise of Share Rights. More details relating to the Share Rights are available under the heading "Long Term Incentive (LTI)" on pages 37 to 39 of this report.
- EGM refers to Executive General Manager.
- The five company and group executives, other than the Managing Director and Chief Executive Officer, who received the highest remuneration for the year ended 30 June 2005 are Chief Executives/EGMs at Levels 1 and 2.

Fixed Remuneration

Objective

The level of fixed remuneration, which comprises salary and statutory superannuation contributions, is set so as to provide a base level of remuneration that is both appropriate to the position and is competitive in the market.

Fixed remuneration is reviewed annually by the Board Remuneration Committee through a process of analysis of:

- group wide, business unit and individual performance;
- relevant comparative remuneration in the market; and
- internal, and where appropriate, external advice on policies and practices.

As noted above, the Board Remuneration Committee has access to external advice, independent of management, to assist in this process.

Structure

Executives have the opportunity to package the delivery of their fixed remuneration in accordance with applicable tax legislation and Australian Tax Office guidelines.

Tabcorp's salary packaging policy requires that executives take a minimum of 50% of their fixed remuneration as taxable salary, and contribute to superannuation in accordance with the Superannuation Guarantee legislation, with the remainder available to be utilised to participate in salary packaging. In making an election to participate in salary packaging arrangements, the executive is encouraged to seek independent financial advice, to ensure the manner in which remuneration is delivered will be optimal for the recipient without creating additional administration costs for the company.

Salary sacrificing opportunities include the ability to enter into novated leases for up to a maximum of two vehicles, additional voluntary contributions to superannuation, laptop computers/notebooks and electronic diaries, car parking costs and shares via the Employee Deferred Share Plan. Where on-site childcare arrangements apply, associated child minding costs may also be salary sacrificed.

Executive remuneration is reviewed on an annual basis. As a result of recent mergers and acquisitions, there have been a number of annual salary review dates that have applied across and within business units, with a predominance of review dates being 1 July, 1 January and 1 November. All business units will align to a common salary review date during the 2005 and 2006 calendar years so that all salary reviews are undertaken in September each year.

Variable Remuneration

Variable remuneration refers to that part of the Managing Director and Chief Executive Officer's or an executive's total annual reward package that is at risk. It is subject to review and assessment against individual, business unit and group performance and may change from year to year.

Short Term Incentive (STI)

Objective

The objective of the STI program is to link the achievement of Tabcorp's operational targets with the remuneration delivered to the executive who is accountable for delivering on those targets. The total potential STI available is such that the cost to Tabcorp is self-funded on the achievement of performance above target.

Structure

The aggregate of the annual incentive payments available for executives across Tabcorp is subject to the approval of the Board Remuneration Committee. Participants in the STI may elect to receive their incentive payment as cash, superannuation or deferred shares. In addition, the Managing Director and Chief Executive Officer and executives are required to take a mandatory portion of the incentive payment as Deferred Shares, which have a three-year trading restriction. For all other participants the incentive is generally delivered as cash.

The Balanced Scorecard (BSC) developed for each executive is the assessment tool used to evaluate the delivery of variable reward. The BSC provides the link with the Short Term Performance Plan (STPP), where individual performance is agreed against specific objectives, measures and targets.

The performance of every Tabcorp employee is assessed at least annually against the achievement of certain agreed Key Performance Objectives (KPOs) and individual competencies, values and behaviours brought to the role, which are contained in the individual's BSC. A quarterly review is also undertaken to monitor progress towards achievement of the KPOs.

The specific KPOs adopted for the financial year ended 30 June 2005 align with Tabcorp's values, vision, strategy and behaviours. The KPOs are determined on an individual basis, and the following is an example of those applied for the year in review:

- Financial – Group/Business Unit:
  To achieve superior shareholder returns.
  (for example: achievement of budgeted financial performance of the Tabcorp group as measured by the group's net profit after tax);
- Customer:
  To provide the best gambling and entertainment experience for customers.
  (for example: measured improvement in customer base; introduction of new products for customers);
- People and Leadership:
  To ensure Tabcorp is a great place to work.
  (for example: assessment of staff satisfaction through results obtained from the Employee Opinion Survey);
- Organisation:
  To provide operational excellence, regulatory compliance and positive company image.
  (for example: optimum working arrangements with key partners and stakeholders including the Racing Industry, regulatory authorities, etc); and
- Projects:
  To deliver strategic value/opportunities through mergers and acquisitions.
  (for example: integration of Jupiters Limited casinos to achieve target synergy savings; implementation of effective management of internal and external communications for Jupiters Limited and Tab Limited integrations; successful integration of Tab Limited's businesses with Tabcorp's businesses).

Each KPO is measurable and rated on a scale of 1 to 5 depending on the achieved outcome, whereby:

- 1 is threshold;
- 2 is below target;
- 3 is at target;
- 4 is a moderate stretch; and
- 5 is a stretch.

The KPOs are weighted to recognise the degree of relevance to the individual's role and responsibilities, which varies by division and property.

The final calculation of the STI payment to an executive is based on three key factors:

- the incentive as a percentage of fixed remuneration at target;
- the annual assessment of the individual's achievement of KPOs in the BSC; and
- a financial performance multiplier based on the net profit after tax (NPAT) of the consolidated Tabcorp group for the financial year pre-goodwill and non-recurring items ("Funding Multiplier").

The following table shows STI payments made for the financial year ended 30 June 2005 to the Managing Director and Chief Executive Officer and the five company and group executives who received the highest remuneration for the year.

Name	TEC $	Minimum STI % achievable %	STI % at target %	Maximum STI % of TEC achievable %	Actual STI % of TEC achieved %	Actual STI Achieved $
D.C.P. Banks	801,376	0	40	67.2	49.30	395,055
D.E. Elmslie	650,000	0	40	67.2	49.30	320,431
C.M. Jesudason	540,000	0	40	67.2	49.30	266,204
L.G. Mackey	425,000	0	40	67.2	50.68	215,387
M.J. Piggott	750,000	0	40	67.2	46.07	345,540
R.E. Preston(1)	350,000	0	30	50.4	18.59	65,054
M.J. Slatter	1,400,000	0	57.14	96.0	72.40	1,013,584

(1) The $65,054 actual STI achieved for Mr R.E. Preston is pro-rata, because he retired as an executive on 28 January 2005.

Long Term Incentive (LTI)

Objective

The Long Term Performance Plan (LTPP) was approved by shareholders at the 2003 annual general meeting. Its objective is to support the building of a performance culture throughout the organisation, and to align performance of the individual, business unit and company with executive remuneration pay and shareholder expectations. Any award delivered under the LTPP will only be realised when Total Shareholder Return (TSR) results meet or exceed performance hurdles. This structure recognises shareholders' willingness to reward executives competitively for delivering above average returns.

The LTPP constitutes the allocation of Performance Options and Share Rights to designated executives in September each year.

During the review year, the Board adopted an additional allocation period to enable eligible executives who are appointed after the September annual allocation to participate in the Long Term Performance Plan in March each year, following the announcement of the company's half-year results.

These awards are offered to executives in return for effective stewardship of shareholders' investments and are intended to reflect a future reward for value creation.

Structure

The Board reviews annually the selection of participants in the LTPP. Participation in the LTPP is intended as a component of annual reward for executives whose performance is of strategic and operational importance to the company. Generally, participation will be restricted to Chief Executives, Executive General Managers and General Managers.

The proportion of an executive's annual reward, that is comprised of Performance Options and Share Rights, depends on the level of seniority of the executive (as shown in the chart on page 35). The number of Performance Options and Share Rights granted is based on an assessment of their value at the first test date (that is three years after the date of grant). This value is termed the Remuneration Value.

The Remuneration Value model uses two assumptions:

- projected rate of growth in the share price over the vesting period (three years); and
- a risk free rate of return to discount the projected average rate of growth in the share price over the vesting period (three years) back to the date of grant.

Directors' report (continued)

Allocations are therefore determined based on the following formulae:

$$\text{Number of Performance Options} = \frac{\text{\% Performance Options x (\$ target LTI component)}}{\text{Remuneration Value of Performance Options}}$$

$$\text{Number of Share Rights} = \frac{\text{\% Share Rights x (\$ target LTI component)}}{\text{Remuneration Value of Share Rights}}$$

This model was approved by the Board in 2003 as being the most appropriate methodology for determining allocation levels as it is based on the realised value of equity for participants.

Long term incentives delivered via a mix of Performance Options and Share Rights have performance-based and time-based vesting conditions attached.



Reward Vehicle
Performance
3-5 year period
Reward
Performance Options
Share Rights
100% vest
50% vest
0% vest
0
50th
75th
100th
Percentile based on Tabcorp's TSR ranking in the peer group
Share Price at Exercise
Share Price at Grant
Reward = Growth in the Share Price
Share Price at Exercise
Share Price at Grant
Reward = Full Value of Share

Vesting may occur over a three to five year period (the Test Period) and testing for vesting will occur at annual intervals during the Test Period with the first Test Date occurring at the commencement of the Test Period (that is, at the third anniversary of the date of grant) and the final Test Date occurring at the conclusion of the Test Period (that is, at the fifth anniversary of the date of grant). Any Performance Options and Share Rights that have not vested by the end of the Test Period will lapse.

The performance hurdles to be attached to both Performance Options and Share Rights are measured according to Tabcorp's TSR ranking against a peer group of companies, which reflects Tabcorp's current business mix determined at the time of granting the Performance Options and Share Rights. The peer group consists of the 100 largest Australian Stock Exchange listed companies based on market capitalisation (excluding property trusts, infrastructure groups and mining companies).

In assessing whether the performance hurdles for each grant have been met, Tabcorp receives independent data from the company's share registry that provides both Tabcorp's TSR growth from the commencement of each grant, and the TSR growth of each company in the pre-selected peer group. Each company in the peer group is ranked in order of TSR growth from the commencement of each grant.

The TSR performance condition includes time-based vesting conditions to balance medium and long term company performance. This measure is in line with good corporate governance and best practice, and provides shareholders with clarity as to the link between performance and executive rewards.

An example of the way in which Performance Options and Share Rights may vest progressively over the Test Period is indicated in the table below.

Test Date	TSR ranking at Test Date	Cumulative percentage vested	Percentage vesting at Test Date
First Test Date (at 3rd anniversary of Date of Grant)	50th percentile	50% vested	50% vest
Second Test Date (at 4th anniversary of Date of Grant)	45th percentile	50% vested	0% vest (but none lapse)
Third Test Date (at 5th anniversary of Date of Grant)	65th percentile	80% vested	30% vest
After Test Date (after 5th anniversary of Date of Grant)	75th percentile	80% vested	0% (that is, no further Performance Options or Share Rights may vest after Test Period)

Company Performance

The Board believes that it is for the benefit of the company and its shareholders for employee remuneration to be aligned with their individual performance and the performance of the group as a whole.

Shareholders' investments in Tabcorp shares have continued to grow as a result of the company's history of paying increasing dividends twice a year and the increase in the company's share price.

An investment of $1,000 in Tabcorp shares since 30 June 2000 has, over the last five financial years, grown to $2,238.90 (before tax), representing a compound annual growth rate of 17.5%. In comparison, over the same period, the Australian Stock Exchange All Ordinaries Accumulation Index grew by 9.4% per annum.

The company's strong financial performance over the last five financial years has resulted in sustained earnings per share, reflecting an increase in shareholder wealth. The graph below shows the company's basic earnings per share before goodwill amortisation over this period.

Full year dividend in respect of each financial year (interim + final dividend)


Cents per share - fully franked
90
80
70
60
50
40
30
20
10
0
2001
2002
2003
2004
2005

Tabcorp basic earnings per share (EPS) before goodwill amortisation


Cents
120
100
80
60
40
20
0
2001
2002
2003
2004
2005

Tabcorp Holdings Limited
Daily closing share price


Share price $
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
July-00
October-00
January-01
April-01
July-01
October-01
January-02
April-02
July-02
October-02
January-03
April-03
July-03
October-03
January-04
April-04
July-04
October-04
January-05
April-05
June-05

Employment Contracts

Managing Director and Chief Executive Officer

The Managing Director and Chief Executive Officer, Mr M.J. Slatter, is employed under an agreement entered into on 7 October 2002. The agreement is for a period of five years from 7 October 2002, and under the current terms of the agreement:

- Mr Slatter may terminate his employment by giving to the company not less than 12 months' notice.
- The company may terminate his employment by payment of the fixed remuneration component of his package for a 12 month period or if there is less than 12 months remaining of the five year term, by payment of the fixed remuneration for that unexpired period.
- The company may terminate Mr Slatter's employment by three months' notice if Mr Slatter is unable, by reason of illness or incapacity (mental or physical), to perform his duties and has been unable to do so for a total period of at least 180 days (whether or not consecutive) in the 12 months preceding the date of notice.
- The company may also terminate Mr Slatter's employment by summary notice in certain prescribed circumstances and in that event, no remuneration, compensation or damages are payable by the company beyond the time of Mr Slatter's dismissal.

Options granted other than under the LTPP

(a) The company has granted Mr Slatter 1,000,000 options to acquire ordinary shares in the company. None of the options are exerciseable unless certain performance hurdles are achieved. The terms and conditions on which the options have been granted are as follows:

(i) Term of Options
The options may be exercised during a three-year period from the date on which they become exercisable and to the extent they are not exercised within that period they will lapse. Options that have not become exerciseable by the fifth anniversary of the Commencement Date will lapse at that time. The Commencement Date is the date that Mr Slatter commenced employment with the company (7 October 2002).

(ii) Exercise Price
The exercise price for each option is $12.61, being the weighted average sale price of shares in the company during the five trading days immediately prior to the announcement of his appointment.

(iii) Tranches
The options have been granted in four Tranches as follows:

Tranche 1 A maximum of 250,000 options available for exercise at the end of year 2 of the Performance Period based on the company's Performance Ranking for the Performance Period for the Tranche (years 1 and 2).

Tranche 2 A maximum of 250,000 options available for exercise at the end of year 3 based on the company's Performance Ranking for the Performance Period for the Tranche (years 1, 2 and 3).

Tranche 3 A maximum of 250,000 options available for exercise at the end of year 4 based on the company's Performance Ranking for the Performance Period for the Tranche (years 1, 2, 3 and 4).

Tranche 4 A maximum of 250,000 options, plus any options from Tranches 1, 2 and 3 which were not available to be exercised at the end of the relevant Performance Period, available for exercise at the end of year 5 based on the company's Performance Ranking for the Performance Period for the Tranche (years 1, 2, 3, 4 and 5).

(iv) Performance Ranking
The company's Performance Ranking for a Performance Period is determined by reference to the TSR of the company during the Performance Period as compared to the TSR of a peer group of companies. The peer group of companies comprises the top 100 companies as listed in the ASX/S&P 200 companies (ranked by market capitalisation) after excluding mining companies and listed property trusts. The company's ranking within that group of companies determines the number of options in the particular Tranche that become exerciseable (if any).

Performance Ranking Range	Number of Options exercisable
Below 40th percentile	No options exercisable.
40th percentile	20% of options in the Tranche available to be exercised.
41st percentile to 75th percentile	Options in the Tranche available to be exercised will be ascertained on a pro-rata basis between 20% and 100% depending on the company's percentile performance ranking.
75th percentile or higher	100% of options in the Tranche available to be exercised.

(v) Performance Period
The Performance Period for each Tranche starts with the Commencement Date. The Performance Period for each Tranche is as follows:

(a) Tranche 1 – is the period commencing on the Commencement Date and ending on the date 2 years after the Commencement Date;

(b) Tranche 2 – is the period commencing on the Commencement Date and ending on the date 3 years after the Commencement Date;

(c) Tranche 3 – is the period commencing on the Commencement Date and ending on the date 4 years after the Commencement Date; and

(d) Tranche 4 – is the period commencing on the Commencement Date and ending on the date 5 years after the Commencement Date.

(vi) Alterations to Capital

If there is a rights issue, a bonus issue or capital reconstruction during the term of Mr Slatter's employment agreement, there is a mechanism for agreeing to vary the terms and conditions of the options to reflect these changes. If the Chairman and Mr Slatter cannot agree on the changes to be made to the terms and conditions of the options, an independent expert will determine what changes are to be made to restore the parties to their respective positions contemplated by the terms and conditions upon which the options were originally granted.

(vii) Discretion

The Board has a discretion to permit Mr Slatter or his estate to exercise options which are not capable of exercise because Mr Slatter did not complete the term of his employment agreement by reason of death or total and permanent disablement.

(viii) Exercise of Options

During the year, an analysis was undertaken of the performance criteria for the options issued under Tranche 1 over the performance period from 7 October 2002 to 7 October 2004. From this analysis, it was determined that Tabcorp was ranked at the 40th percentile relative to each of the companies in the peer group. Based on the performance benchmarks, 20% of the total 250,000 options issued as Tranche 1 are exercisable. At the date of this report, Mr Slatter has not exercised the 50,000 options which have become available for exercise.

(b) At the time the company commenced negotiations with Mr Slatter, he was employed in a senior position with another company. He held various option entitlements which were then of significant value. His resignation from that employment resulted in the option entitlements being forfeited. In recognition of that situation, the company granted Mr Slatter 1,500,000 options to acquire ordinary shares in the company. The price at which the options may be exercised is $12.61 per share, being the weighted average sale price of shares in the company during the five trading days immediately prior to the announcement of his appointment. These options were exercisable immediately upon commencement of employment and expire on 7 October 2005, being three years from the date of commencing employment. Mr Slatter exercised 500,000 of these options during the year. At the date of this report, Mr Slatter has not exercised the remaining 1,000,000 options. The value of these options were accounted for in the financial year ended 30 June 2003.

The Board considers it important that the long-term future of the company is properly considered and wishes to ensure that long-term planning is not sacrificed for short-term achievements. The Board believes these arrangements balance appropriately the reward for both short-term and long-term performance.

Other Executives

Each of the five executives of the company and the group who received the highest remuneration during the year ended 30 June 2005 are employed under an employment contract. The contract is of no fixed duration, but terminable by either party on three months' notice. No payments are required on termination, other than in lieu of notice (if applicable).

The Board may approve additional separation arrangements in the event of redundancy/retirement under the Short Term Performance Plan and Long Term Performance Plan.

Positions of Executives

The positions held by the five company and group executives, other than the Managing Director and Chief Executive Officer, who received the highest remuneration for the year ended 30 June 2005 are:

D.C.P. Banks	Chief Executive – Casinos
D.E. Elmslie	Chief Financial Officer
C.M. Jesudason	Chief Executive – Gaming
L.G. Mackey	Executive General Manager – Technical Services
M.J. Piggott	Chief Executive – Wagering
R.E. Preston	Executive General Manager – Human Resources, retired on 28 January 2005

Table 1: Director remuneration for the year ended 30 June 2005

Name	Emoluments[1] $	Cash $	Non-monetary benefits[2] $	Super-annuation $	Options and share rights[3] $	Deferred shares $	Total $
Managing Director and Chief Executive Officer							
M.J. Slatter	1,371,128	506,792	108,019	11,585	673,305	506,792	3,177,621
Non-executive Directors							
M.B. Robinson	354,575	-	3,658	31,912	-	-	390,145
A.G. Hodgson	205,375	-	4,662	18,484	-	-	228,521
P.G. Satre[4]	146,005	-	-	-	-	-	146,005
J.D. Story	147,875	-	-	13,309	-	-	161,184
R.F.E. Warburton	157,875	-	4,035	14,209	-	-	176,119
L.J. Willett	136,625	-	507	12,297	-	-	149,429
W.V. Wilson	145,375	-	-	13,084	-	-	158,459

(1) Emoluments for executive Director, Mr M.J. Slatter, includes accruals for annual and long service leave. All other Directors are non-executive Directors and do not receive accruals for annual and long service leave.

(2) In addition to emoluments, Directors receive benefits including car parking, staff gratuity/gifts, entertainment/sundry expenses and company vehicle expenses, where applicable. For Mr M.J. Slatter this also includes the cost to the company of providing low interest loans to acquire shares in the company pursuant to issues made under previous employee share plans.

(3) The value of options and rights for Mr M.J. Slatter relates to 1,000,000 options which were granted upon commencement of employment, 352,349 performance options and 15,996 share rights allocated on 1 December 2003 under the Long Term Performance Plan, and 307,693 performance options and 13,947 share rights allocated on 7 September 2004 under the same plan.

(4) Mr P.G. Satre received cash in lieu of Superannuation Guarantee Contributions, which is included in his emoluments, as he is not an Australian resident.

Ms P.J. Dwyer became a non-executive Director on 30 August 2005 after the end of the financial year, following the receipt of all necessary regulatory approvals.

Table 2: Remuneration for the five company and group executives who received the highest remuneration for the year ended 30 June 2005

Name	Emoluments[1] $	Cash $	Non-monetary benefits[2] $	Super-annuation $	Options and rights $	Deferred shares $	Total $
D.C.P. Banks	733,310	296,291	74,516	104,914	141,826	98,764	1,449,621
D.E. Elmslie	561,365	240,323	63,038	92,002	115,037	80,108	1,151,873
C.M. Jesudason	472,252	199,653	76,548	38,702	88,956	66,551	942,662
L.G. Mackey	440,608	107,693	29,528	11,585	64,045	107,694	761,153
M.J. Piggott	641,369	259,155	40,101	76,378	114,149	86,385	1,217,537
R.E. Preston[3]	908,765	65,054	36,664	18,773	139,729	-	1,168,985

(1) Emoluments for executives include accruals for annual and long service leave.

(2) In addition to emoluments, executives receive benefits including car parking, staff gratuity/gifts, entertainment/sundry expenses and company vehicle expenses, where applicable. This also includes the cost to the company of providing low interest loans to acquire shares in the company pursuant to issues made under previous employee share plans.

(3) Mr R.E. Preston retired as an executive on 28 January 2005. Mr R.E. Preston received an early retirement benefit approved by the Board equivalent to one year's total fixed remuneration, full vesting of options and rights, and a pro-rata short term incentive payment.

Table 3: Value of Options and Rights granted as part of remuneration for directors and the five company and group executives who received the highest remuneration for the year ended 30 June 2005 (in accordance with the LTI Plan)

Name	Options granted during year $	Rights granted during year $	Options exercised during year $	Rights exercised during year $	Options lapsed during year $	Rights lapsed during year $	Aggregate of all options and rights $	% of the value of remuneration consisting of Options and Rights %
M.J. Slatter(1)	556,924	121,618	-	-	-	-	678,542	21.4
D.C.P. Banks	148,768	97,463	-	-	-	-	246,231	17.0
D.E. Elmslie	120,667	79,056	-	-	-	-	199,723	17.3
C.M. Jesudason	93,311	61,127	-	-	-	-	154,438	16.4
L.G. Mackey	69,616	45,606	-	-	-	-	115,222	15.1
M.J. Piggott	139,231	91,211	-	-	-	-	230,442	18.9
R.E. Preston(2)	48,731	31,924	94,888	59,038	-	-	234,581	20.1

(1) Mr M.J. Slatter exercised 500,000 options during the year. These options were granted upon commencement of employment and were accounted for in the financial year ended 30 June 2003.

(2) Mr R.E. Preston retired as an executive on 28 January 2005. Mr R.E. Preston received an early retirement benefit approved by the Board equivalent to one year's total fixed remuneration, full vesting of options and rights, and a pro-rata short term incentive payment.

Non-executive Directors do not participate in the Long Term Incentive (LTI) Plan and therefore do not receive options and rights as part of remuneration.

The method for valuing these Options and Rights is disclosed in Note 32 of the Financial Statements.

Auditors Independence Declaration to the Directors of Tabcorp Holdings Limited

In relation to our audit of the financial report of Tabcorp Holdings Limited for the financial year ended 30 June 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Mary B. Waldron
Partner

30 August 2005

This report has been signed in accordance with a resolution of Directors.

M.B. Robinson AO
Chairman
Melbourne
30 August 2005

Statement of financial performance

for the year ended 30 June 2005

	Note	Consolidated 2005 $m	2004 $m
Total operating revenues	2	3,760.6	2,462.8
Other revenues from ordinary activities	2	362.1	37.2
Revenues from ordinary activities	2	**4,122.7**	**2,500.0**
Government taxes and levies		(991.1)	(678.6)
Commissions and fees		(790.5)	(438.9)
Employee costs		(549.6)	(380.3)
Depreciation and amortisation		(145.8)	(109.3)
Goodwill amortisation		(160.0)	(59.7)
Property rentals, rates and maintenance		(66.9)	(36.9)
Computer costs		(24.2)	(9.6)
Advertising and promotions		(68.9)	(46.0)
Written down value of non-current assets and businesses sold		(303.6)	(4.2)
Insurance costs		(8.0)	(10.4)
Stock exchange expenses		(2.2)	(1.1)
Professional and contract services		(14.5)	(7.4)
Audit and review services		(1.8)	(1.4)
Borrowing costs		(180.1)	(105.2)
Other expenses from ordinary activities		(241.9)	(140.0)
Profit from ordinary activities before income tax expense		**573.6**	**471.0**
Income tax expense relating to ordinary activities		(202.8)	(160.0)
Net profit		**370.8**	**311.0**
Net profit attributable to outside equity interest		**(2.0)**	**-**
Net profit attributable to members of the parent entity		**368.8**	**311.0**
Share issue costs		(9.4)	(5.7)
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		**(9.4)**	**(5.7)**
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		**359.4**	**305.3**
Basic earnings per share (cents per share)		**71.4**	**77.6**
Diluted earnings per share (cents per share)		**71.2**	**77.6**
Basic earnings per share (cents per share) (pre amortisation of goodwill)		102.3	92.5
Diluted earnings per share (cents per share) (pre amortisation of goodwill)		102.1	92.5

Statement of financial position

as at 30 June 2005

	Note	Consolidated 2005 $m	2004 $m
Current assets			
Cash assets		206.2	197.1
Receivables		43.1	53.3
Inventories		15.3	14.0
Other		63.8	91.1
Total current assets		**328.4**	**355.5**
Non-current assets			
Property, plant and equipment		1,505.6	1,412.3
Intangible assets - licences		1,201.3	870.6
Intangible assets - other		3,306.8	1,528.4
Deferred tax assets		84.9	105.7
Other		57.5	73.4
Total non-current assets		**6,156.1**	**3,990.4**
TOTAL ASSETS		**6,484.5**	**4,345.9**
Current liabilities			
Payables		305.5	193.9
Interest bearing liabilities		390.0	742.0
Current tax liabilities		32.2	35.8
Provisions		129.2	76.2
Other		13.9	1.2
Total current liabilities		**870.8**	**1,049.1**
Non-current liabilities			
Interest bearing liabilities		2,143.6	1,130.0
Deferred tax liabilities		113.1	82.8
Provisions		83.6	107.4
Other		0.2	0.6
Total non-current liabilities		**2,340.5**	**1,320.8**
TOTAL LIABILITIES		**3,211.3**	**2,369.9**
NET ASSETS		**3,273.2**	**1,976.0**
Equity			
Contributed equity		3,074.6	1,752.9
Retained profits	4	198.6	223.1
TOTAL EQUITY		**3,273.2**	**1,976.0**

Statement of cash flows

for the year ended 30 June 2005

	Consolidated 2005 $m	Consolidated 2004 $m
Cash flows from operating activities		
Net cash receipts in the course of operations	4,088.1	2,510.0
Payments to suppliers, service providers and employees	(1,919.4)	(1,169.3)
Payment of government levies, betting taxes and GST	(1,107.4)	(629.6)
Interest received	10.1	6.4
Borrowing costs paid	(184.8)	(105.1)
Income tax (paid)/received	(224.1)	(171.8)
Net operating cash flows	**662.5**	**440.6**
Cash flows from investing activities		
Loans pursuant to employee share plan	8.6	13.1
Payment for controlled entities (net of cash acquired)	(914.1)	(489.8)
Proceeds from sale of business	244.6	-
Payment for property, plant and equipment	(119.5)	(101.2)
Proceeds from sale of property, plant and equipment	61.5	4.6
Payment for development costs	(2.0)	-
Dividends paid to former shareholders of acquired entity	-	(186.0)
Payment for reset preference shares of acquired entity	-	(190.2)
Payment for management contract buyout	-	(53.0)
Payment of merger costs	-	(5.0)
Other	-	(0.2)
Net investing cash flows	**(720.9)**	**(1,007.7)**
Cash flows from financing activities		
Proceeds from borrowings	2,890.4	2,195.0
Repayment of borrowings	(2,578.8)	(1,369.4)
Dividends paid	(243.7)	(208.8)
Payment of transaction costs for share issue	(6.7)	(4.6)
Proceeds from issue of shares	6.3	33.2
Net financing cash flows	**67.5**	**645.4**
Net increase/(decrease) in cash held	**9.1**	**78.3**
Cash at the beginning of the financial year	**197.1**	**118.8**
Cash at the end of the financial year	**206.2**	**197.1**

Discussion and analysis

Statement of financial performance

Consolidated profit after tax (PAT) increased by 18.6% in 2004/2005 to $368.8 million, from $311.0 million in 2003/2004. During the year, non-recurring items of $15.0 million favourable were incurred, compared to $0.4 million favourable in 2003/2004. In addition, below theoretical win rates at the casinos was $1.9 million unfavourable in 2004/2005 compared to above theoretical win of $23.3 million favourable in 2003/2004. Non-recurring items for 2004/2005 included a favourable tax adjustment of $18.3 million relating to Jupiters Limited entering the Tabcorp Holdings tax consolidations group, profit relating to divested businesses of $12.4 million and Tab Limited integration related redundancy costs of $20.1 million. On a pre non-recurring items basis, PAT increased by 13.9% to $353.8 million. Adjusting for theoretical win rates in the casino commission play business and pre non-recurring items, PAT increased by 23.8% to $355.6 million.

The consolidated entity's total revenue increased by 64.9%, from $2,500.0 million in 2003/2004 to $4,122.7 million in 2004/2005. Operating revenue increased by 52.7% to $3,760.6 million.

The increase in operating revenue was due to:

- a 195.8% increase in Wagering division revenue from $446.2 million in 2003/2004 to $1,319.8 million in 2004/2005, principally due to the acquired Tab Limited operations in New South Wales since July 2004 and solid underlying growth in the Victorian business.
- a 10.3% increase in Gaming division revenue from $933.5 million in 2003/2004 to $1,032.2 million in 2004/2005, principally due to the strong underlying performance of the gaming business in Victoria and strong growth in the Keno business in Queensland.
- a 19.7% increase in Casino division revenue from $1,065.2 million in 2003/2004 to $1,274.9 million in 2004/2005, principally due to a full year impact of the Jupiters casinos in Queensland (acquired November 2003) and solid growth at Star City in New South Wales.
- Media division revenue of $127.4 million in 2004/2005 as a result of the acquisition of Tab Limited in July 2004.

Other revenues from ordinary activities increased from $37.2 million in 2003/2004 to $362.1 million in 2004/2005, primarily due to the disposal of the electronic gaming monitoring businesses in New South Wales and Queensland, and sale of various land and building assets.

Consolidated profit before interest, taxation and amortisation of goodwill (PBITA) increased by 43.4% to $903.2 million in 2004/2005. The key factors in this performance were:

- a 168.6% increase in Wagering division PBITA to $199.0 million, reflecting the acquisition of Tab Limited's New South Wales operations and continued solid growth in the Victorian business. Before non-recurring items of $26.2 million unfavourable in 2004/2005, and $1.2 million unfavourable in 2003/2004, Wagering PBITA increased by 199.0% to $225.1 million.
- a 13.7% increase in the Gaming division PBITA to $260.8 million, principally due to the strong performance of the gaming business in Victoria and Queensland Keno business. Before non-recurring items of $1.9 million favourable in 2004/2005, and $3.8 million favourable in 2003/2004, Gaming PBITA increased by 14.8% to $258.9 million.
- a 22.6% increase in the Casino division PBITA to $393.8 million, primarily due to a full-year impact of the Jupiters casinos (acquired November 2003) and solid growth at Star City in New South Wales. Before non-recurring items of $6.8 million favourable in 2004/2005 and $1.2 million unfavourable in 2003/2004, Casino PBITA increased by 20.0% to $386.9 million.
- Media division PBITA contribution of $37.1 million due to the Tab Limited acquisition. Before non-recurring items of $3.4 million unfavourable, Media PBITA was $40.6 million.

Borrowing costs increased by $74.9 million to $180.1 million as a result of higher average debt levels due to the acquisition of Tab Limited.

Goodwill amortisation increased by $100.3 million to $160.0 million, primarily due to the amortisation of goodwill associated with the Tab Limited acquisition.

The effective rate of income tax for the consolidated entity reduced from 30.1% in 2003/2004 to 27.6% in 2004/2005, principally due to an $18.3 million credit to income tax expense arising from Jupiters Limited entering the Tabcorp Holdings tax consolidations group. After adjusting for this credit and other non-recurring items, the effective tax rate fell from 31.5% to 30.5%, which reflected an over provision from 2003/2004 and other tax adjustments.

Statement of financial position

Changes in Assets

During the financial year the total assets of the consolidated entity increased by $2,138.6 million to $6,484.5 million at 30 June 2005. This increase was principally attributable to the acquisition of Tab Limited, and included:

- a $1,778.4 million increase in intangible assets - other (goodwill, brand names and media content).
- a $330.7 million increase in intangible assets - licences (New South Wales wagering licence).
- a $93.3 million increase in property, plant and equipment.

Changes in Liabilities

Consolidated liabilities increased by $841.4 million to $3,211.3 million as at 30 June 2005. This increase was principally attributable to the acquisition of Tab Limited, and included:

- a $661.6 million increase in interest bearing debt to $2,533.6 million at June 2005.
- a $111.6 million increase in payables.

Statement of Cash Flows

Cash assets increased by $9.1 million during the financial year, with major movements to the prior period being:

Cash Flows from Operating Activities

Cash flows from operating activities provided $662.5 million in 2004/2005, which was $221.9 million higher than that achieved in the previous financial year. The main features of this cash inflow were:

- an increase of $1,578.1 million in net cash receipts in the course of operations, which was offset by increased payments to suppliers, service providers and employees of $750.1 million, and payments of government levies, betting taxes and GST of $477.8 million.

Offset by -

- net payments of interest increased by $76.0 million due to the increased debt levels during 2004/2005.
- income tax payments increased by $52.3 million due to additional operating profit from the full-year impact of the Jupiters acquisition and the first year of Tab Limited earnings.

Cash Flows from Investing Activities

Cash flows used for investing activities decreased by $286.8 million to $720.9 million in 2004/2005. The main features of this decrease were:

- an increase in proceeds of $244.6 million due to the divestment of the monitoring businesses in New South Wales and Queensland.
- an increase in proceeds of $56.9 million from the sale of property, plant and equipment.
- the prior period included a $53.0 million payment for the remaining 15% of the Leighton's management agreement.

Offset by -

- an increase of $43.1 million in payments related to acquisitions, comprising $914.1 million relating to the acquisition of Tab Limited in 2004/2005 compared to $871.0 million relating to the acquisition of Jupiters Limited in 2003/2004.
- an increase of $18.3 million in payments for property, plant and equipment to $119.5 million.

Cash Flows from Financing Activities

Cash flows from financing activities decreased by $577.9 million to $67.5 million in 2004/2005. This resulted from:

- a $311.6 million increase in net proceeds from borrowings, principally due to the acquisition of Tab Limited.

Offset by -

- a $34.9 million increase in dividend payments to $243.7 million in 2004/2005.

Notes

to and forming part of the Concise Financial Report
for the year ended 30 June 2005

1 Accounting Policies

This concise financial report has been prepared in accordance with the Corporations Act (2001), Accounting Standard AASB 1039 Concise Financial Reports and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report. It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. The accounting policies used are consistent with those adopted in the previous year. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year. A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

2 Operating revenues

	Consolidated 2005 $m	Consolidated 2004 $m
Profit from ordinary activities has been determined after crediting the following revenues:		
Total operating revenues	3,760.6	2,462.8
Other revenues	362.1	37.2
Total revenues from ordinary activities	**4,122.7**	**2,500.0**

3 Dividends

	2005 $m	2004 $m
Dividends recognised in the current year by the economic entity are:		
(a) an interim dividend of 40.0 cents per share, franked to 100% with Class C (30%) franking credits, was paid on 13 April 2005 (2004: 35.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 6 April 2004)	208.2	145.3
(b) a 2004 final dividend of 36.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 11 October 2004 (2003: 34.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 1 October 2003)	185.1	124.7
	393.3	**270.0**
Since the end of the financial year, the directors declared the following dividend: Final - 41.0 cents per share, franked to 100% with Class C (30%) franking credits (2004: 36.0 cents per share, franked to 100% with Class C (30%) franking credits)	214.8	184.9

The financial effect of this dividend has not been brought to account in the financial statements and will be recognised in subsequent financial reports (refer Note 6(a)).

4 Retained Profits

	2005 $m	2004 $m
Retained profits at the beginning of the financial year	223.1	182.1
Net profit attributable to members of the parent entity	368.8	311.0
Dividend paid	(393.3)	(270.0)
Retained profits at the end of the financial year	**198.6**	**223.1**

5 Segment Information

The consolidated entity's primary format of segment reporting is on a business segment basis.

The consolidated entity has four main business segments:
- Wagering Totalisator and fixed odds betting activities.
- Gaming Gaming machine and Keno operations in licensed clubs and hotels.
- Casinos Casino operations including hotels, apartment complex, theatres, restaurants and bars.
- Media National and international broadcasting of racing and sporting events.

Effective 1 July 2004, Keno operations were transferred to the Gaming segment from the Wagering segment. 2004 comparatives have been adjusted accordingly.

The consolidated entity's business segments are located in, and provide services to one geographical segment, Australia.

Inter-segment pricing is determined on an arm's-length basis.

Since 1 July 2004, corporate revenues, expenses, assets and liabilities are allocated to segments based on segment earnings before depreciation and amortisation (EBITDA) as a proportion of Group EBITDA. 2004 comparatives have been adjusted accordingly.

	Wagering $m	Gaming $m	Casinos $m	Media $m	Unallocated $m	Eliminations $m	Consolidated $m
2005 Consolidated							
Total operating revenues - external	1,319.8	1,029.5	1,272.0	93.4	45.9		3,760.6
Other revenues from ordinary activities - external	9.5	59.7	11.4	0.1	281.4		362.1
Intersegment revenue	-	2.7	2.9	34.0	-	(39.6)	-
Revenues from ordinary activities	1,329.3	1,091.9	1,286.3	127.5	327.3	(39.6)	4,122.7
Segment result (pre amortisation of goodwill)	199.0	260.8	393.8	37.1			890.7
Segment Result	**120.5**	**248.1**	**335.0**	**27.7**	-	-	**731.3**
Unallocated operating revenue (a)					45.9		45.9
Unallocated interest revenue					10.5		10.5
Unallocated other revenue (b)					270.9		270.9
Unallocated interest expense					(180.1)		(180.1)
Unallocated expenses (c)					(304.9)		(304.9)
Result from ordinary activities before income tax expense	120.5	248.1	335.0	27.7	(157.7)	-	573.6
Income tax expense							(202.8)
Outside equity interest							(2.0)
Net profit attributable to members of the parent entity							**368.8**
Depreciation and amortisation	124.6	34.4	128.4	15.6	2.8		305.8
Non cash expenses other than depreciation and amortisation	-	-	(0.4)	0.2			(0.2)
Segment assets	**2,421.0**	**790.3**	**2,898.2**	**260.2**	**114.8**	-	**6,484.5**
Segment liabilities	**188.7**	**46.1**	**275.3**	**29.2**	**2,672.0**	-	**3,211.3**
Acquisition of non-current assets	**2,215.1**	**35.7**	**46.7**	**246.0**	**16.4**	-	**2,559.9**

Notes (continued)

to and forming part of the Concise Financial Report
for the year ended 30 June 2005

5 Segment Information (continued)

	Wagering $m	Gaming $m	Casinos $m	Media $m	Unallocated $m	Eliminations $m	Consolidated $m
2004 Consolidated							
Total operating revenues - external	446.2	933.5	1,062.5	-	20.6		2,462.8
Other revenues from ordinary activities - external	8.3	16.0	4.6	-	8.3		37.2
Intersegment revenue	-	-	2.7	-	(0.1)	(2.6)	-
Revenues from ordinary activities	454.5	949.5	1,069.8	-	28.8	(2.6)	2,500.0
Segment result (pre amortisation of goodwill)	74.1	229.3	321.3	-			624.7
Segment Result	**74.0**	**220.1**	**271.3**	-	-	-	**565.4**
Unallocated operating revenue (a)					20.6		20.6
Unallocated interest revenue					6.2		6.2
Unallocated other revenue					2.1		2.1
Unallocated interest expense					(105.2)		(105.2)
Unallocated expenses					(18.1)		(18.1)
Result from ordinary activities before income tax expense	74.0	220.1	271.3	-	(94.4)	-	471.0
Income tax expense							(160.0)
Net profit attributable to members of the parent entity							**311.0**
Depreciation and amortisation	12.4	41.8	115.6	-	(0.8)		169.0
Non cash expenses other than depreciation and amortisation	0.1	(1.2)	2.7	-			1.6
Segment assets	**330.2**	**915.9**	**2,961.2**	-	**138.6**	-	**4,345.9**
Segment liabilities	**64.0**	**66.5**	**252.5**	-	**1,986.9**	-	**2,369.9**
Acquisition of non-current assets	**23.6**	**318.3**	**1,489.8**	-	**47.7**	-	**1,879.4**

(a) represents the provision of field support and maintenance operations to the Australian information technology industry $14.4 million (2004: $20.6 million) and the monitoring of electronic gaming in licensed pubs and clubs in New South Wales $31.5 million (2004: Nil). These businesses were sold during the year.

(b) includes the proceeds from the sale of businesses and property, plant and equipment.

(c) includes the written down value of property, plant and equipment sold of $62.3 million and businesses sold of $202.6 million.

6 Events Subsequent to Reporting Date

(a) Dividends

Since 30 June 2005, the directors have declared a dividend of 41 cents per ordinary share. This has the effect of reducing retained earnings and increasing current liabilities by $214.8 million (refer Note 3).

(b) Sale of land

On 5 July 2005, the economic entity disposed of vacant land located on the Gold Coast, Queensland for an amount of $20.8 million. The profit on sale that will be recognised by the economic entity is $8.3 million. The land was disclosed as an Asset Held for Re-sale in the financial statements at 30 June 2004. The financial effects of the above transaction have not been brought to account in the financial statements for the year ended 30 June 2005.

(c) Claim release

Since 30 June 2005, the economic entity has entered into an agreement with a third party which provides a release to the economic entity in respect of claims which arose pursuant to a contract that had been entered into by the Jupiters Group prior to its acquisition. The economic entity had recognised a fair value adjustment of $14.2 million at the date of acquisition of Jupiters Limited in respect of this claim. It is expected that the provision will be released in the financial year ended 30 June 2006. The financial effects of the above transaction have not been brought to account in the financial statements for the year ended 30 June 2005.

(d) Joint venture arrangement

In June 2005 the economic entity announced that it had entered into a joint venture arrangement (67% interest) for the purpose of providing systems and support services to the lottery market in the People's Republic of China (PRC). Subsequent to 30 June 2005, the joint venture has entered into a Technical Cooperation Agreement (TCA) with Beijing Lottery Online Technology Co., Ltd (CLO), an entity based in the PRC. The TCA provides a framework for the joint venture to provide software, equipment (including terminals) and technical services to CLO for a 10 year term and provides for CLO to commercialise Keno in the PRC. It is anticipated that CLO will commence roll out of the Keno terminals during the year ended 30 June 2006.

Directors' declaration

In the opinion of the directors of Tabcorp Holdings Limited the accompanying concise financial report of the consolidated entity, comprising Tabcorp Holdings Limited and its controlled entities for the year ended 30 June 2005:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039 Concise Financial Reports.

This declaration has been made after receiving the declarations from the chief executive officer and chief financial officer which are required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended 30 June 2005.

Made in accordance with a resolution of directors.

M.B. ROBINSON AO
Chairman

Melbourne
30 August 2005

Independent audit report

to members of Tabcorp Holdings Limited

Scope

The concise financial report and directors' responsibility

The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during the year.

The directors of the company are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 "Concise Financial Reports", in accordance with the *Corporations Act* 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

We conducted an independent audit on the concise financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports". We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report; and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company for the year ended 30 June 2005. Our audit report on the full financial report was signed on 30 August 2005, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act* 2001. We have given to the directors of the company a written Auditor's Independence Declaration, signed on 30 August 2005 a copy of which is included in the Directors' Report. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the concise financial report of Tabcorp Holdings Limited complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Ernst + Young　Mary B. Waldron

Ernst & Young

Mary B. Waldron
Partner

Melbourne
30 August 2005

Five year review

	2005 $million	2004 $million	2003 $million	2002 $million	2001 $million
Total revenue	3,760.6	2,462.8	1,906.1	1,933.1	1,813.0
EBITDA	1,049.1	739.0	525.9	543.8	478.5
Profit before interest and tax	743.2	570.0	420.7	435.3	365.1
Profit after income tax	368.8	311.0	252.6	261.0	187.7
Profit after income tax (pre goodwill)	528.8	370.7	270.6	278.9	205.8
Dividend*	423.0	330.3	245.4	235.3	189.9
Cash and deposits	206.2	197.0	118.8	126.8	123.5
Other current assets	122.2	158.4	39.6	35.6	29.9
Licences and other intangibles	1,340.5	1,118.6	1,081.8	1,033.7	1,038.5
Goodwill	3,167.6	1,280.6	292.9	311.1	329.8
Other non current assets	1,648.0	1,591.3	866.4	906.5	980.2
Total assets	6,484.5	4,345.9	2,399.5	2,413.7	2,502.0
Current interest-bearing liabilities	390.0	742.0	450.9	144.0	229.1
Other current liabilities	480.8	307.1	238.2	291.3	252.1
Non-current interest-bearing liabilities	2,143.6	1,130.0	315.0	632.9	710.0
Other non-current liabilities	196.9	190.8	75.5	69.1	67.6
Total liabilities	3,211.3	2,369.9	1,079.6	1,137.3	1,258.8
Shareholders' funds	3,273.2	1,975.9	1,319.9	1,276.4	1,243.2
Capital expenditure	119.5	101.2	58.0	46.8	47.0

	cents	cents	cents	cents	cents
Earnings per share - pre goodwill	102.3	92.5	73.5	74.8	55.3
Earnings per share - post goodwill	71.4	77.6	68.7	70.0	50.4
Dividends per share*	81.0	71.0	67.0	63.0	51.0
Operating cash flow per share#	108.0	85.8	90.7	100.0	65.7
Return on shareholders' funds - pre goodwill^	16.4%	21.5%	20.1%	20.3%	15.4%
Return on shareholders' funds - post goodwill^	11.5%	18.1%	18.8%	19.0%	14.1%
Net assets per share	$6.25	$4.67	$3.61	$3.42	$3.34

Operating revenue	$million	$million	$million	$million	$million
Wagering	1,319.8	446.2	426.8	403.6	380.3
Gaming and Network Games	1,032.2	933.5	848.1	917.6	846.3
Casinos	1,274.9	1,065.3	631.2	611.9	586.3
Media	127.4	-	-	-	-
Unallocated	6.3	17.8	-	-	-
Total	3,760.6	2,462.8	1,906.1	1,933.1	1,813.0

EBITDA - Earnings before interest, tax, depreciation and amortisation

* Dividends attributable to the year, but which may be payable after the end of the period.

^ Tab Limited was acquired in July 2004 and 12 months results are included in Tabcorp's 2005 consolidated results. For the purposes of the 2005 calculations, shareholders' funds at the end of 2004 have been increased by $1,176 million, as if the acquisition had occurred at 30 June 2004. If this adjustment was not made, the reported return on shareholders' funds (pre goodwill) would be 18.7%, and the reported return on shareholders' funds (post goodwill) would be 13.1%.

Net operating cash flow per the statement of cash flows does not include payments for, or proceeds from the sale of property, plant and equipment, whereas these items are included in the calculation for the operating cash flow per share ratio. Note that for the 2005 calculation, $46.2 million in proceeds from the sale of the Harris St Ultimo building was excluded from the calculation.

Shareholder information

as at 5 September 2005

Share capital

Tabcorp has on issue 523,918,865 fully paid ordinary shares. The issued capital has increased from last year due to the compulsory acquisition of the remaining shares held in Tab Limited and shares issued under the company's Dividend Reinvestment Plan.

The company did not conduct a share buy-back during the year, and there currently isn't a share buy-back in respect of the company's shares.

Substantial shareholders

The following substantial shareholder notices have been lodged in accordance with section 671B of the Corporations Act 2001:

Name	Date of interest	Number of ordinary shares [1]	% of issued capital [2]
Perpetual Trustees Australia Limited	17 May 2005	42,907,927	8.19
Maple-Brown Abbott Limited	31 August 2005	26,316,562	5.02

1 as disclosed in the last notice lodged by the substantial shareholder.
2 the percentage set out in the notice is based on the total issued share capital of Tabcorp at the date of interest.

Distribution of shareholdings

Number of shares held	Number of holders	% of holders	Number of ordinary shares	% of issued capital
1 - 1,000	183,405	78.66	49,278,805	9.41
1,001 - 5,000	44,296	19.00	92,214,757	17.60
5,001 - 10,000	3,729	1.60	26,704,140	5.10
10,001 - 100,000	1,564	0.67	34,944,511	6.67
100,001 and Over	154	0.07	320,776,652	61.23
Total	233,148	100.00	523,918,865	100.00

Marketable parcel

There were 3,099 shareholders holding less than a marketable parcel ($500) based on a market price of $16.31 at the close of trading on 5 September 2005.

Shareholding restrictions

On 19 June 2002, Royal Assent was given to the Gaming Legislation (Amendment) Act, enabling Tabcorp's individual shareholder restriction to be increased from 5% to 10%, and removing the previous 40% foreign ownership restriction.

Twenty largest shareholders*

Investor group name	Total Units	% IC
National Nominees Limited	61,686,608	11.77
Westpac Custodian Nominees Ltd	50,560,032	9.65
RBC Global Services Australia Nominees Pty Limited	45,317,030	8.65
J P Morgan Nominees Australia Limited	44,900,414	8.57
Citicorp Nominees Pty Limited	26,236,812	5.01
ANZ Nominees Limited	21,933,516	4.19
Cogent Nominees Pty Limited	12,986,586	2.48
Queensland Investment Corporation	4,956,783	0.95
AMP Life Limited	4,249,467	0.81
HSBC Custody Nominees (Australia) Limited	3,366,329	0.64
UBS Private Clients Australia Nominees Pty Ltd	3,163,209	0.60
Westpac Financial Services Ltd	2,657,220	0.51
Bond Street Custodians Limited	2,616,964	0.50
Invia Custodian Pty Limited	2,139,422	0.41
Questor Financial Services Limited	1,912,772	0.37
Perpetual Trustee Co Ltd (Hunter)	1,455,578	0.28
Government Superannuation Office	1,361,012	0.26
Argo Investments Limited	1,284,810	0.25
Australian United Investment Co Limited	1,200,000	0.23
Mr Ronald William James Croghan	1,099,859	0.21
Total of top 20 shareholders	295,084,423	56.34

* On a grouped basis.

Voting rights

All shares issued by Tabcorp Holdings Limited carry one vote per share. Section 4.3.20 of the Victoria Gambling Regulation Act and Rules 131 to 139 of the company's Constitution contain certain restrictions in relation to shareholding interests. Similar restrictions are contained in agreements entered into with the New South Wales Casino Control Authority and the Queensland Office of Gaming Regulation. Failure to comply with certain provisions of the Gaming and Betting Act or the Constitution can result in suspension of voting rights.

Investor information

Shareholder enquiries

Investors seeking information about their shareholding should contact the company's Share Registry. Shareholders should have their Shareholder Reference Number (SRN) or Holder Identification Number (HIN) available to assist in responding to their enquiries.

Tabcorp's Share Registry
ASX Perpetual Registrars Limited
GPO Box 1736
Melbourne Vic 3001
Telephone: 1300 665 661 (local call cost within Australia)
Telephone: 03 9615 9780
Facsimile: 03 8614 2903
Facsimile: 02 9287 0309 (proxy forms only)
E-mail: tabcorp@asxperpetual.com.au
Website: www.asxperpetual.com.au

Share registry on-line at www.asxperpetual.com.au

The Share Registry's website allows shareholders to check their current and previous holding balances. Shareholders can also elect to receive all their shareholder communications electronically. There are also a number of forms that can be downloaded, including forms to advise a change of address or change of direct credit details for dividend payments.

General enquiries about Tabcorp

If you would like more information about the company, you are invited to contact:

Tabcorp's Shareholder Relations Manager
Telephone: 03 9868 2779
Facsimile: 03 9868 2726
E-mail: investor@tabcorp.com.au
Website: www.tabcorp.com.au

Tabcorp on the web at www.tabcorp.com.au

Investor information is available on Tabcorp's website, including key announcements, annual and half yearly reports, dividend history and general company information.

Stock exchange listing

The company's shares are listed on the Australian Stock Exchange under the code 'TAH'. Trading information is published in daily Australian newspapers.

American Depositary Receipts (ADR)

The company's shares are traded in sponsored ADR form in the United States of America. ADR holders receive all information sent to shareholders and receive their dividends in US dollars. Each ADR represents ten Tabcorp ordinary shares. Enquiries about ADRs should be made to:

The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York NY 10286-1258 USA
Telephone: 1-888-269-2377 (Domestic)
Telephone: +1-610-382-7836 (International)
Website: www.adrbny.com or www.stockbny.com

Change of address

Shareholders should advise the Share Registry immediately in writing as soon as there is a change to their address. Broker sponsored shareholders should advise their sponsoring broker.

Direct credit of dividends

Shareholders may elect to receive their dividend payments into a nominated bank account with an Australian financial institution rather than by cheque. Direct credit is a quick and convenient way of obtaining dividend payments. Dividends paid directly into your account are cleared funds that may be accessed immediately. You also avoid waiting for mail and cheques to clear and it reduces the likelihood of fraud. Shareholders can add or change bank account details using the on-line share registry facility.

Dividend Reinvestment Plan (DRP)

Tabcorp implemented a new DRP, which commenced operation at the interim dividend in April 2004. Full details of the DRP are available on the company's website. If you wish to participate in the DRP please contact the company's Share Registry.

Tax File Number (TFN) / Australian Business Number (ABN)

The company is obliged to deduct tax at the top marginal rate plus Medicare levy from any unfranked or partially franked dividends paid to Australian resident shareholders who have not supplied their TFN, ABN or exemption details. For those shareholders who have not provided this information and would like to do so, please contact the company's Share Registry.

Shareholder Benefits Scheme

A benefits scheme was introduced in April 2004 and is available to all eligible shareholders holding at least 200 Tabcorp shares. The scheme provides discounts on items such as hotel rooms, merchandise, food and beverages at the company's hotel and casino complexes. Shareholder benefits cards are sent to eligible shareholders once a year with their interim dividend. Details of the scheme are available on the company's website.

Consolidation of shareholdings

If you have more than one shareholding in the same name and wish to have these combined, please contact the company's Share Registry to consolidate your details into a single shareholding.

Shareholders on-line

www.tabcorp.com.au
The company's website quickly and conveniently keeps shareholders informed about Tabcorp's activities and its performance. The annual and half yearly reports to shareholders, interim and preliminary results, webcasts of results and Annual General Meeting presentations, major news releases and other company statements are available on the website.

On-line Share Registry Facility
The company's website also has an on-line share registry facility that enables shareholders to conduct standard shareholding enquiries and transactions, including:

- Elect to become an eShareholder
- Shareholding balances
- Annual report elections
- Elect to receive dividend payments by direct credit
- Participation in the Dividend Reinvestment Plan
- Tax File Number / Australian Business Number notification
- Change of registered address
- Name correction request

Help us save paper and costs:
Become an eShareholder
Shareholders are encouraged to use the on-line share registry facility to quickly and accurately update their details. Shareholders can also sign up to receive their dividend statements and all shareholder communication materials electronically which helps reduce the impact on the environment and costs associated with printing and sending annual reports, dividend cheques and other materials by mail. Shareholders can make their selections using the on-line share registry facility.

Removal from annual report mailing list
Shareholders can elect not to receive a printed copy of the company's annual and half yearly reports. The annual report and all major company announcements are available on the company's website. All shareholders will continue to receive notice of meetings, proxy forms and other correspondence. Shareholders can make their selections using the on-line share registry facility or contact the share registry.

Major announcements

Tabcorp immediately informs the Australian Stock Exchange (ASX) of anything that may effect the company's share price. All major company announcements are available on the company's website at **www.tabcorp.com.au** following their release to the ASX. The major company announcements since the previous annual report are;

2005	
30 Aug	Full year results – net profit after tax (before goodwill and non-recurring items) up 40.8% to $513.8 million
25 Jul	Tabcorp entered into a Technical Cooperation Agreement for systems and support services to China's lottery
15 Jul	New $3 minimum ticket value for over-the-counter bets at Victorian TABs
21 Jun	P&O to support Tabcorp's Singapore Integrated Resort bid
20 Jun	Tabcorp becomes an official Partner of the Melbourne 2006 Commonwealth Games
14 Jun	Tabcorp entered into a joint venture arrangement to provide systems and support services to China's lottery
19 May	Ms Anne Tasker appointed Executive General Manager Strategy and Development
10 May	Sky Channel announced 18% discount in subscription fees and a significantly enhanced programming schedule
26 Apr	Tabcorp moved to next round in Singapore's Integrated Resort project
13 Apr	Tabcorp disappointed by the Victorian Government's move to almost double the levy on gaming machines
12 Apr	$53.5 million refurbishment of Conrad Jupiters hotel and casino on the Gold Coast
3 Mar	Tabcorp together with customers and employees raised $546,211 to help victims of the Tsunami catastrophe
28 Feb	Appointment of new director – Ms Paula Dwyer, subject to receiving all necessary regulatory approvals
24 Feb	Half year results – net profit after tax (before goodwill and non-recurring items) up 46.9% to $254.4 million
16 Feb	Tabcorp announced that it is to bid for Singapore's Integrated Resort project
15 Feb	Ms Kerry Willcock appointed Executive General Manager Corporate and Legal and Ms Julia Nenke appointed Executive General Manager Human Resources
2004	
22 Dec	Tabcorp announced US$700 million equivalent private placement in the United States of America
18 Nov	Record Spring Racing Carnival for Tabcorp with turnover up 5.5% this year in Victoria and New South Wales
4 Nov	Tabcorp negotiated new management agreements for the Conrad Jupiters and Conrad Treasury properties
14 Oct	Executive Committee restructure – Peter Caillard promoted to Chief Executive Media Division
8 Sep	Tab Limited takeover – compulsory acquisition of all outstanding Tab Limited shares

Company directory

Directors

M.B. Robinson AO
Chairman

M.J. Slatter
Managing Director and Chief Executive Officer

A.G. Hodgson
Deputy Chairman

P.J. Dwyer

P.G. Satre

J.D. Story

R.F.E. Warburton AO

L.J. Willett AO

W.V. Wilson

Company Secretary

K. Willcock

Registered Office

Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004
Australia
Telephone: 03 9868 2100
Facsimile: 03 9868 2300
E-mail: investor@tabcorp.com.au

Website

www.tabcorp.com.au

Share Registry

ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne VIC 3000
Australia
Telephone: 1300 665 661
(local call cost within Australia)
Telephone: 03 9615 9780
Facsimile: 03 8614 2903
Facsimile: 02 9287 0309
(proxy forms only)
E-mail: tabcorp@asxperpetual.com.au
Website: www.asxperpetual.com.au

Auditors

Ernst & Young – External auditors

KPMG – Internal auditors

Stock Exchange Listing

Tabcorp Holdings Limited shares are quoted on the Australian Stock Exchange under the code 'TAH'. The company's shares are traded in sponsored American Depositary Receipt (ADR) form in the United States of America.

Key Dates

2005	Date
Annual General Meeting (Star City, Sydney)	28 November
2006*	
Half-year results announcement	23 February
Ex-dividend for interim dividend	28 February
Record date for interim dividend	6 March
Interim dividend payment	10 April
End of financial year	30 June
Full-year results announcement	24 August
Ex-dividend for final dividend	29 August
Record date for final dividend	4 September
Final dividend payment	9 October
Annual General Meeting	27 November

** These dates may change. See the company's website for updates.*

About this Annual Report

Tabcorp's Annual Report consists of two documents – the Concise Annual Report (which incorporates the concise financial statements) and the full financial statements. The concise financial statements included in the Concise Annual Report cannot be expected to provide as full an understanding of Tabcorp's performance, financial position and investing activities as provided by the full financial statements. A copy of Tabcorp's full financial statements is available, free of charge, on request and can be accessed via the company's website at www.tabcorp.com.au.

Currency

References to currency are in Australian dollars unless otherwise stated.

Investment warning

Past performance of shares is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise. Tabcorp strongly recommends investors seek independent professional advice before making investment decisions.

Privacy

Tabcorp respects the privacy of its stakeholders. Tabcorp's Privacy Policy is available on the company's website at www.tabcorp.com.au


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